Exhibit 99.1

Encana Corporation

NOTICE OF 2015 ANNUAL AND

SPECIAL MEETING OF SHAREHOLDERS

AND INFORMATION CIRCULAR

To our Shareholders,

On behalf of the Board of Directors and management of Encana Corporation, we invite you to the Annual and Special Meeting of Shareholders to be held on Tuesday, May 12, 2015 at 10:00 a.m., Mountain Daylight Time, at the BMO Centre, Palomino Room, 20 Roundup Way S.E., Calgary, Alberta. We look forward to greeting those shareholders able to attend.

This Notice of Annual and Special Meeting and Information Circular describes the business to be conducted at the meeting and provides information on executive compensation and corporate governance at Encana. We hope that you will take the time to read this Information Circular in advance of the meeting, as it provides background information that will assist you in exercising your right to vote. Whether or not you attend the meeting in person, we encourage you to vote as this is one of your rights as a shareholder. Instructions on the different ways you can exercise your voting rights are found starting on page 3 of this Information Circular.

Live coverage of the Annual and Special Meeting will be available through the Investor Relations section at www.encana.com. A recording of the meeting will be available on that site for a period of time following the meeting.

Sincerely,

Clayton H. Woitas Chairman of the Board	Doug Suttles President and Chief Executive Officer

ANNUAL AND SPECIAL MEETING/CALGARY, ALBERTA/MAY 12, 2015

ENCANA CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

THE HOLDERS OF COMMON SHARES OF ENCANA CORPORATION (THE “CORPORATION”) ARE INVITED TO OUR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE “MEETING”)

WHEN

May 12, 2015

10:00 a.m. (Calgary time)

WHERE

BMO Centre, Palomino Room

20 Roundup Way S.E.

Calgary, Alberta, Canada T2G 2W1

WHAT THE MEETING IS ABOUT

The purposes of the Meeting are:

1.	to receive the Consolidated Financial Statements and the Auditor’s Report for the year ended December 31, 2014;
2.	to elect directors;
3.	to appoint the auditors for the ensuing year and authorize the directors to fix their remuneration;
4.	to approve amendments to the Corporation’s Employee Stock Option Plan, as described in the accompanying Information Circular;
5.	to approve amendments to the Corporation’s Articles of Incorporation relating to the authorized preferred share class, as described in the accompanying Information Circular;
6.	to hold a non-binding advisory vote approving the Corporation’s approach to executive compensation, as described in the accompanying Information Circular; and
7.	to transact such other business as may properly be brought before the Meeting or any adjournments thereof.

WHO HAS THE RIGHT TO VOTE

You are entitled to receive notice of and vote at the Meeting, or any adjournment or postponement, if you were a holder of common shares of Encana Corporation (“Common Shares”) as at the close of business on March 23, 2015.

YOUR VOTE IS IMPORTANT

As a shareholder, it is very important that you read this material carefully and then vote your shares, either in person or by proxy, at the Meeting. To be used at the Meeting, completed proxies must be received by our registrar and transfer agent, CST Trust Company, 600 The Dome Tower, 333 – 7 Avenue S.W., Calgary, Alberta, Canada T2P 2Z1, by 10:00 a.m. (Calgary time) on May 8, 2015 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

The accompanying Information Circular tells you more about how to vote your Common Shares. If you have any questions, please contact our proxy solicitation agent, D.F. King Canada, toll free in North America at 1-800-926-4985 or by email at inquiries@dfking.com.

IDENTIFICATION, ENTRY AND WEBCAST

Shareholders, duly appointed proxyholders and registered guests may be requested to present government-issued or other appropriate identification prior to being permitted to enter the Meeting. The Corporation’s authorized representatives may also inspect bags and shall be entitled to require that bags not be brought into the Meeting.

Persons who are not shareholders or duly appointed proxyholders and who wish to attend the Meeting as a registered guest should, in advance of the Meeting, request permission to attend via email to investor.relations@encana.com or by mail to Investor Relations at Suite 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta, T2P 2S5.

Only shareholders and duly appointed proxyholders are entitled to vote and participate in the business of the Meeting.

A live audio webcast of the Meeting will be available on our website at www.encana.com.

By Order of the Board of Directors of Encana Corporation,

Jeffrey G. Paulson

Vice-President, Corporate Legal Services

& Corporate Secretary

Calgary, Alberta

March 23, 2015

ENCANA CORPORATION

INFORMATION CIRCULAR

General Information	2	Incentive Plan Awards – Value Vested or Earned During the Year	52
Voting Information	3
Matters To Be Voted On	4	Retirement & Pension Plan Benefits	52
How to Vote – Registered Shareholders	4	Canadian NEOs: Registered and Supplemental Pension Plans	52
Completing the Proxy Form – Registered Shareholder	5
How to Vote – Non-Registered (or Beneficial) Shareholders	6	U.S. NEOs: U.S. Pension and Retirement Plans	53
How the Votes are Counted	6	Defined Contribution Pension Table	54
Purposes of the Meeting	7	Defined Benefit Pension Table	54
Financial Statements	7	Termination and Change in Control Arrangements	55
Election of Directors	7	Change in Control Arrangements	55
Director Compensation	15	Change in Control Table	56
Appointment of Auditors	17	Conclusion	57
Auditors’ Fees	18	Equity Compensation Plan Information	58
Proposed Amendments to Employee Stock Option Plan (“ESOP”)	18	Employee Stock Option Plan (“ESOP”)	58
		Employee Stock Appreciation Rights (“ESAR”) Plan	60
Proposed Amendments to the Corporation’s Articles of Incorporation – Preferred Shares	19	Performance Share Unit Plan (“PSU Plan”)	61
		Restricted Share Unit Plan (“RSU Plan”)	62
Non-Binding Advisory Vote on Approach to Executive Compensation (“Say on Pay”)	23	Securities Authorized for Issuance Under Equity Compensation Plans	63

Statement of Executive Compensation	24	Governance Overview – 2014	64
Letter to Shareholders	24	Encana’s Corporate Governance Practices	65
Compensation Discussion and Analysis	27	Board of Directors	68
Executive Overview	27	Board of Directors’ Mandate	69
Human Resource and Compensation Committee	29	Position Descriptions	70
Role and Responsibilities	29	Orientation and Continuing Education of Directors	71
HRCC Independent Compensation Advisor	30	Director Nomination Process, Succession Planning and Board Renewal	72
Role of Management	31
Other Compensation Advisory Services	31	Ethical Business Conduct	73
Compensation Peer Group	31	Nominating and Corporate Governance Committee	74
Compensation Decision-Making Process	33	Human Resources and Compensation Committee	74
Compensation Elements	33	Audit Committee	75
Compensation Components	33	Other Board Committees	76
Annual Base Salary	35	Assessments of the Board	76
Annual Incentive (or “Bonus”) Plan	35	Key Governance Documents	76
Long-Term Incentive (“LTI”) Compensation	37	Other Matters	77
Stock Options and SARS	39	Shareholder Proposals	77
Restricted Share Units (“RSUs”)	39	Additional Information	77
Other Total Compensation Elements	39	Questions and Other Assistance	78
Employee Deferred Share Unit Plan	40	Directors’ Approval	78
2014 Compensation Decisions	41	Appendix A	A-1
Compensation Governance Practices	43	Special Resolution Authorizing an Amendment to
Compensation Risk Management	43	Encana’s Articles	A-1
Executive Share Ownership Guidelines	44	Appendix B	B-1
Incentive Compensation Clawback Policy	44	Summary of the Procedure for Exercising the Right
No Hedging Policy	45	to Dissent	B-1
Performance Graph	45	Appendix C	C-1
Realizable Compensation	46	Section 190 of the Canada Business Corporations Act	C-1
What to Expect: Changes to our Program for 2015	48	Appendix D	D-1
Summary Compensation Table	49	Advisory Regarding Reserves Data and Other Oil and
Outstanding Option-Based Awards	50	Gas Information	D-1
Outstanding Shared-Based Awards	51	Appendix E	E-1
		Board of Directors’ Mandate	E-1

GENERAL INFORMATION

This Information Circular is dated March 16, 2015 and delivered in connection with the solicitation of proxies by and on behalf of the management of Encana Corporation for use at the Annual and Special Meeting of Shareholders on May 12, 2015 (the “Meeting”) and any adjournment or postponement thereof. In this document, “we”, “us”, “our”, “Company”, “Corporation” and “Encana” refer to Encana Corporation. The solicitation will be primarily by mail, but proxies may also be solicited personally by employees and agents of Encana. Encana is sending the meeting materials in connection with the Meeting directly to its Registered Shareholders and indirectly to all Non-Registered Shareholders through their intermediaries. Encana will pay for an intermediary to deliver the meeting materials to “objecting beneficial owners”. Encana is not sending the meeting materials directly to “non-objecting beneficial owners”.

We have retained D.F. King Canada, a division of CST Investor Services Inc. (“D.F. King”), to solicit proxies for us in Canada and the United States at a fee of approximately C$35,000, plus out-of-pocket expenses. All expenses in connection with the solicitation of proxies will be borne by Encana.

If you have questions about the information contained in this Information Circular or require assistance in completing your proxy or voting instruction form, please call D.F. King at 1-800-926-4985 (North American toll-free) or by email at inquiries@dfking.com.

Unless otherwise stated, the information contained in this Information Circular is given as at March 16, 2015 and all dollar amounts are expressed in Canadian dollars (“C$”), except for the dollar amounts contained in the “Director Compensation” and “Statement of Executive Compensation” sections, which are expressed in United States dollars (“US$” or “U.S. dollars”), except as otherwise stated.

VOTING INFORMATION

YOUR VOTE IS IMPORTANT – AS A SHAREHOLDER, IT IS VERY IMPORTANT THAT YOU READ THIS INFORMATION CIRCULAR CAREFULLY AND THEN VOTE YOUR COMMON SHARES, EITHER BY PROXY OR IN PERSON, AT THE MEETING.

VOTING

You may convey your voting instructions as follows:

1.	by internet;
2.	by telephone;
3.	by mail;
4.	by fax; or
5.	by appointing another person to attend the Meeting and vote your Common Shares for you (“your proxyholder”).

You may authorize the directors of Encana who are named on the enclosed proxy form to vote your Common Shares at the Meeting or any adjournment or postponement thereof. You have the right to appoint another person to act as your proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares.

If you are voting your Common Shares by proxy, our registrar and transfer agent, CST Trust Company (“CST”), or other agents we appoint, must receive your completed proxy form by 10:00 a.m. (Calgary time) on May 8, 2015 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

Registered Shareholders

You are a Registered Shareholder if Common Shares are registered in your name and you have a physical (paper) share certificate.

Non-Registered (or Beneficial) Shareholders

You are a Non-Registered Shareholder if a broker, investment dealer, bank, trust company, trustee, nominee or other intermediary (your “Intermediary”) holds your Common Shares for you. Non-Registered Shareholders do not ordinarily have a physical (paper) share certificate. Most shareholders are Non-Registered Shareholders.

A Shareholder can contact CST if he or she has any questions:

CST TRUST COMPANY

600 The Dome Tower

333 - 7 Avenue S.W.

Calgary, Alberta

Canada T2P 2Z1

TELEPHONE	FAX	INTERNET

1-866-580-7145 (toll-free in North America)	1-514-985-8843	www.canstockta.com

1-416-682-3863 (outside North America)

MATTERS TO BE VOTED ON

At the Meeting, shareholders will vote on:

•	the election of directors;

•	the appointment of the auditors and the authorization of the directors to fix their remuneration;

•	the approval of the amendments to the Corporation’s Employee Stock Option Plan, as described in this Information Circular;

•	the approval of the amendments to the Corporation’s Articles of Incorporation relating to the authorized preferred share class, as described in this Information Circular; and

•	a non-binding advisory vote approving the Corporation’s approach to executive compensation, as described in this Information Circular.

A simple majority (50 percent plus one) of votes cast in person or by proxy at the Meeting is required to approve each of the matters proposed to come before the Meeting, except for the approval of the amendments to the Corporation’s Articles of Incorporation, which requires a majority of not less than 66 2/3 percent of the votes cast on this resolution.

HOW TO VOTE – REGISTERED SHAREHOLDERS

The following summarizes the means by which a Registered Shareholder can vote during the Meeting. For more information, please see “Completing the Proxy Form – Registered Shareholders” section.

1. IN PERSON

Attend the Meeting and register with CST at one of the registration stations. You do not need to complete or return the proxy form ahead of the meeting.

2. BY PROXY

There are a number of ways you can vote your Common Shares by proxy:

By internet	• Visit www.cstvotemyproxy.com and follow the instructions • You will need your 13-digit control number found on the back of the proxy form
By telephone

•      Call 1-888-489-5760 from a touch-tone phone and follow the voice instructions

•      You will need your 13-digit control number found on the back of the proxy form

•      Please note you cannot appoint a proxyholder via the telephone voting system

By mail	• Complete, sign and date your proxy form and return it in the business-reply envelope included in your package.
By fax	• Complete, sign and date your proxy form, faxing both sides of the proxy form to 1-866-781-3111 (toll free in North America) or 1-416-368-2502 (outside of North America)

3. BY PROXYHOLDER

You can appoint a proxyholder to attend the Meeting and vote your Common Shares.

The proxyholder does not have to be an Encana shareholder. To properly appoint a proxyholder by mail or fax, write the person’s name in the space provided on the proxy form. Ensure to sign and date the proxy form before sending it back. If appointing a proxyholder by internet, go to the website and follow the online instructions.

Your proxyholder should plan to arrive in advance of the Meeting and register with CST at one of the registration stations.

Your proxyholder will vote your Common Shares as he or she sees fit on each item and on any other matter that may properly come before the Meeting and in respect of which you are entitled to vote, unless you indicate otherwise.

COMPLETING THE PROXY FORM – REGISTERED SHAREHOLDERS

You can choose to vote “For” or “Withhold Vote” from:

•	the election of the persons nominated for election as directors; and

•	the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors and the authorization of the directors to fix their remuneration.

You can choose to vote “For” or “Against”:

•	the approval of the amendments to the Corporation’s Employee Stock Option Plan, as described in this Information Circular;

•	the approval of the amendments to the Corporation’s Articles of Incorporation relating to the authorized preferred share class, as described in this Information Circular; and

•	a non-binding advisory vote approving the Corporation’s approach to executive compensation, as described in this Information Circular.

Complete your voting instructions, sign and date your proxy form and return it in the envelope provided so that it is received by 10:00 a.m. (Calgary time) on May 8, 2015 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting. The Chair of the Meeting may waive or extend the proxy cut-off time at his discretion without notice.

If you do not specify how you want your Common Shares voted, your proxyholder will vote your Common Shares as he or she sees fit on each item and on any other matter that may properly come before the Meeting and in respect of which you are entitled to vote.

When you sign the proxy form without appointing a proxyholder, you authorize appointees Clayton Woitas and Doug Suttles, who are directors of Encana, to act as your proxyholders and to vote your Common Shares for, against, or withhold from voting, in accordance with your instructions on any vote or ballot that may be called for at the Meeting. If you specify a choice with respect to any matter to be acted upon at the Meeting, your Common Shares will be voted accordingly.

If you return your proxy form and do not indicate how you want to vote your Common Shares, your vote will be cast as follows:

•	FOR the election of the persons nominated for election as directors;

•	FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors and the authorization of the directors to fix their remuneration;

•	FOR the approval of amendments to the Corporation’s Employee Stock Option Plan, as described in this Information Circular;

•	FOR the approval of the amendments to the Corporation’s Articles of Incorporation relating to the authorized preferred share class, as described in this Information Circular; and

•	FOR the approval, on an advisory and non-binding basis, of the Corporation’s approach to executive compensation, as described in this Information Circular.

The appointees will vote your Common Shares as he or she sees fit on any other matter, including amendments or variations of matters that may properly come before the Meeting and in respect of which you are entitled to vote.

If you are an individual shareholder, you (or your authorized attorney) must sign the proxy form. If the shareholder is a corporation or other legal entity, an authorized officer or attorney must sign the proxy form.

If you need help completing your proxy, please contact D.F. King at 1-800-926-4985 (toll-free in North America) or by email at inquiries@dfking.com.

Changing Your Vote – Registered Shareholders

You can change a vote you made by proxy provided such change is received before 10:00 a.m. (Calgary time) on May 8, 2015 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting by:

•	completing a proxy form that is dated later than the proxy form previously submitted and mailing it or faxing it to CST; or

•	voting again by telephone or on the internet.

You can revoke a vote you made by proxy by voting in person at the Meeting, provided you have previously sent or given a notice of revocation in writing as set out below:

•

sending a notice of revocation in writing from you or your authorized attorney to CST so that it is received before the close of business (Calgary time) on May 8, 2015 or, in the case of any adjournment or postponement of the Meeting, on the business day immediately preceding the day of the adjourned or postponed Meeting; or

•	giving a notice of revocation in writing from you or your authorized attorney to the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment or postponement of the Meeting.

HOW TO VOTE – NON-REGISTERED (OR BENEFICIAL) SHAREHOLDERS

1. IN PERSON

•

We do not have access to the names or holdings of our Non-Registered Shareholders. As a Non-Registered Shareholder, if you want your Common Shares to be voted in person at the Meeting, you must appoint a proxyholder who will attend the Meeting in person. You can appoint yourself, or someone else, as proxyholder by printing your name, or the name of another person, in the space provided on the voting instruction form received from your Intermediary and submit it as directed. Your voting instructions, including your proxyholder appointment, must be received at least one business day prior to May 8, 2015 to allow your voting instructions to be received by CST by 10:00 a.m. (Calgary time) on May 8, 2015 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting. The Chair of the Meeting may waive or extend the proxy cut-off time at his discretion without notice.

•	On the day of the Meeting, proxyholders must register with CST at one of the registration stations.

2. BY PROXY

•	Your Intermediary is required to ask for your voting instructions before the Meeting. Please contact your Intermediary if you did not receive a voting instruction form or a proxy form in this package.

•

In most cases, you will receive a voting instruction form from your Intermediary allowing you to provide your voting instructions by telephone, internet or mail. If you want to provide your voting instructions on the internet, go to www.proxyvote.com and follow the instructions using your 16-digit control number located on your voting instruction form.

•	In some instances, you may receive a proxy form from your Intermediary which:

-	is to be completed and returned by you as directed in the instructions provided; or

-	has been pre-authorized by your Intermediary and which is to be completed, dated, signed and returned by you to CST, by mail or by fax.

Changing Your Vote – Non-Registered Shareholders

You may change your voting instructions by contacting your Intermediary as per its instructions.

HOW THE VOTES ARE COUNTED

Each shareholder is entitled to one vote for each Common Share he or she holds as of March 23, 2015 on all matters proposed to come before the Meeting. As of March 16, 2015, there were 826,804,939 issued and outstanding Common Shares.

As at March 16, 2015, to the knowledge of the directors and executive officers of Encana, no person or company beneficially owned, or controlled or directed, directly or indirectly, Common Shares carrying 10 percent or more of the voting rights attached to the Common Shares.

PURPOSES OF THE MEETING

The purposes of the Meeting are:

1.	to receive the Consolidated Financial Statements and the Auditor’s Report for the year ended December 31, 2014;

2.	to elect directors;

3.	to appoint the auditors for the ensuing year and authorize the directors to fix their remuneration;

4.	to approve amendments to the Corporation’s Employee Stock Option Plan, as described in the accompanying Information Circular;

5.	to approve amendments to the Corporation’s Articles of Incorporation relating to the authorized preferred share class, as described in the accompanying Information Circular;
6.	to hold a non-binding advisory vote approving the Corporation’s approach to executive compensation, as described in the accompanying Information Circular; and

7.	to transact such other business as may properly be brought before the Meeting or any adjournments thereof.

FINANCIAL STATEMENTS

The Consolidated Financial Statements of Encana for the year ended December 31, 2014 and the Auditor’s Report thereon will be placed before the Meeting. The Consolidated Financial Statements, the Auditor’s Report thereon and Management’s Discussion and Analysis are contained in the 2014 Annual Report, which is found on our website at www.encana.com and which has been mailed to Registered Shareholders and to Non-Registered Shareholders who have opted to receive it.

ELECTION OF DIRECTORS

Encana’s Articles of Incorporation provide that the minimum number of directors shall be eight and the maximum number shall be 17. There are currently 11 directors. The Board of Directors of Encana (the “Board” or the “Board of Directors”) has set the number of directors to be elected at the Meeting at 11. At the Meeting, shareholders will be asked to elect as directors the 11 nominees listed in the following tables to serve until the close of the next annual meeting of shareholders, or until their respective successors are duly elected or appointed. Except for Howard Mayson, Lee McIntire and Margaret McKenzie, all of the proposed nominees were duly elected as directors at the annual meeting of shareholders held on May 13, 2014 for a term expiring upon the close of the next annual meeting of shareholders. Encana’s management has no reason to believe that any of the nominees will be unable to serve as a director, but in the event that a vacancy among the original nominees occurs for any reason prior to the Meeting, the persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxyholder in accordance with their best judgment.

Majority Voting and Plurality Voting Standard

The Board has a policy requiring that a director tender his or her resignation if the director receives more “withhold” votes than “for” votes at any meeting where shareholders vote on the uncontested election of directors. The Nominating and Corporate Governance (“NCG”) Committee will consider any such resignation and make a recommendation to the Board. In the absence of special circumstances, it is expected that the Board will accept the resignation consistent with an orderly transition. The director will not participate in any Committee or Board deliberations on the resignation offer. It is anticipated that the Board will make its decision to accept or reject the resignation within ninety (90) days. The Board may fill the vacancy in accordance with Encana’s By-Laws and applicable corporate laws. In contested elections where the number of director nominees exceeds the number of seats on the Board, the plurality standard applies. This means that directors with the most number of shares voted in their favour will be elected to the available board seats.

Nominees for Election

The following tables provide the names, ages and cities of residence of all persons proposed to be nominated for election as directors of Encana, their Committee memberships, their attendance record at the Board and Committee meetings during 2014, the year in which each became a director of Encana, their present occupations, brief biographies and areas of expertise of such persons, and the number and market value of Encana Common Shares and Deferred Share Units (“DSUs”) held directly, indirectly, controlled or directed by each nominee as at March 16, 2015 and March 17, 2014, respectively.

Peter A. Dea

Denver, Colorado, USA Age: 61 Director since: 2010 Independent

Mr. Dea has been President & Chief Executive Officer of Cirque Resources LP (a private oil and gas company) since May 2007. From November 2001 through August 2006, he was President & Chief Executive Officer and a director of Western Gas Resources, Inc. (a public natural gas company which was sold in 2006 for approximately US$5.3 billion). He joined Barrett Resources Corporation (a public natural gas company which was sold in 2001 for approximately US$2.7 billion) in November 1993 and served as Chief Executive Officer and director from November 1999 and as Chairman from February 2000 through August 2001, prior to which time he held several managerial and geologic positions with Exxon Company, U.S.A.

	Areas of expertise	Education
• Energy, oil and natural gas • Energy policy • Higher education

•   Bachelor of Arts in Geology
(Western State Colorado University)

•   Masters of Science in Geology
(University of Montana)

•   Harvard Business School, Advanced Management Program

•   Certified Professional Geologist

Mr. Dea brings over 30 years of oil and gas exploration and production experience and involvement in state and national energy policies to Encana’s Board of Directors.		Non-profit sector affiliations
• Trustee, Denver Museum of Nature and Science • Co-Chairman and Trustee, ACE Scholarships
Awards and Accomplishments

•   Named “Wildcatter of the Year” for 2010 by the Independent Petroleum Association of Mountain States

•   Rocky Mountain Oil & Gas Hall of Fame inductee in 2009

•   Inducted to All American Wildcatters in 2014

•   Fellow National Member, The Explorers Club

2014 Board/Committee membership	2014 Overall attendance		Securities Held				Minimum share ownership required (value equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	10 of 12	83%	2015	135	64,293 $900,745	$902,636	30,000 ($420,300)
Corporate Responsibility, Environment, Health and Safety-Chairman	3 of 3	100%	2014	135	53,717 $1,210,781	$1,123,824
Nominating and Corporate Governance	3 of 4	75%
Reserves	3 of 3	100%

Fred J. Fowler

Houston, Texas, USA Age: 69 Director since: 2010 Independent

Mr. Fowler is a Corporate Director. He was Chairman of Spectra Energy Partners, LP (a public natural gas pipeline and storage entity) from October 2008 to November 2013 and continues as a director of that company. Mr. Fowler is a director of PG&E Corporation (a public natural gas and electric utility company) and DCP Midstream Partners, LP (a public master limited partnership engaged in natural gas and natural gas liquids transport, storage, production and sale). He was President & Chief Executive Officer of Spectra Energy Corp. (a natural gas gathering, processing and mainline transportation company) from December 2006 to December 2008 and served as a director from December 2006 to May 2009. He was President & Chief Executive Officer of Duke Energy Gas Transmission, LLC (a subsidiary of Duke Energy Corporation) from April 2006 through December 2006. From June 1997, he occupied various executive positions with Duke Energy Corporation (a public electric and gas company), including President and Chief Operating Officer from November 2002 to April 2006.

	Areas of expertise	Education
	• Energy, oil and natural gas, natural gas liquids • Natural gas processing and transportation • Corporate Governance	• Bachelor of Finance (Oklahoma State University)
Mr. Fowler brings extensive experience in the areas of natural gas liquids, natural gas processing and transportation to Encana’s Board of Directors.	Past five years of public company directorships • Spectra Energy Corp. • Spectra Energy Partners, LP • DCP Midstream Partners, LP • PG&E Corporation

2014 Board/Committee membership	2014 Overall attendance		Securities Held				Minimum share ownership required (value equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	11 of 12	92%	2015	5,000	64,368 $901,796	$971,846	30,000 ($420,300)
Corporate Responsibility, Environment, Health and Safety	3 of 3	100%	2014	3,000	53,791 $1,212,449	$1,280,069
Human Resources and Compensation	6 of 6	100%

Howard J. Mayson

Breckenridge, Colorado, USA Age: 62 Director since: 2014 Independent

Mr. Mayson is an independent businessman and corporate director. He has over 35 years of E&P experience, mostly with British Petroleum (“BP”), and has held a variety of roles in North America, the Middle East, Australia and the UK. He held a number of senior roles, including CEO of BP Russia, President of BP Angola, Director of BP’s Exploration & Production Technology Group and he previously ran BP’s Alaska Western North Slope Business. He headed up BP’s Global Subsurface function. Mr. Mayson is currently a director of Corex Resources Ltd., Endurance Energy Ltd., Hawkwood Energy LLC and Fairfield Energy Ltd., all of which are private entities. He also serves on the Advisory Board for the private equity firm KERN Partners Ltd.

	Areas of expertise	Education
	• Exploration, development and production • Oil and gas reserves management and reporting • E&P Technology	• Bachelor of Engineering (Honors), The University of Sheffield • Master of Science, (Mechanical Engineering), MIT • Advanced Management Program, Wharton Business School
Mr. Mayson brings over 35 years of extensive experience in oil and gas exploration, development and production to Encana’s Board of Directors.		Non-profit sector affiliations
• Chairman, Industry Advisory Board, Institute of Petroleum Engineering, Edinburgh, 1997-2009
Awards and Accomplishments
• Honorary Doctor of Engineering (Heriot-Watt University)

2014 Board/Committee membership	2014 Overall attendance		Securities Held				Minimum share ownership required (value equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	7 of 7	100%	2015	0	19,883 $278,561	$278,561	30,000 ($420,300)
Corporate Responsibility, Environment, Health and Safety	1 of 1	100%	2014	N/A	N/A	N/A
Nominating and Corporate Governance	2 of 2	100%
Reserves – Chairman	2 of 2	100%

Lee A. McIntire

Denver, Colorado, USA Age: 66 Director since: 2014 Independent

Mr. McIntire is a Corporate Director. He served as Chief Executive Officer and President of CH2M HILL (a private consulting company) from January 2009 to January 2014, Chairman from 2010 through 2014 and Executive Chairman of the Board from January 2014 to October 2014. During his tenure as CEO, CH2M HILL enjoyed growth and stability, increasing to over 30,000 employees, expanding its international presence to over 100 countries, diversifying its service offerings, and doubling revenues to US$7.0 billion. Mr. McIntire previously served as the firm’s Chief Operating Officer and President. Prior to joining CH2M HILL, Mr. McIntire was a partner, Executive Vice-President, and served on the Board of Directors of the Bechtel Group of Companies from 1989 to 2004. Mr. McIntire served on the Chairman’s Leadership Council, and was President of several of Bechtel’s multibillion-dollar companies.

	Areas of expertise	Education
• Risk Management • Finance and accounting • Corporate Governance

•   Bachelor of Science in Civil Engineering (University of Nebraska College of Civil Engineering)

•   Masters from the Thunderbird School of Global Management in Arizona

•   Executive Management Program at Dartmouth’s Tuck School of Business

Mr. McIntire brings over 35 years of executive leadership and governance experience to Encana’s Board of Directors.	Past five years of public company directorships
• BAE Systems (British Airways) PLC
Awards and Accomplishments
• Woodrow Wilson Award, 2011 • Joseph Korbel Award, 2012 • Elected to Presidents Circle of National Academy of Science, 2015

2014 Board/Committee membership	2014 Overall attendance		Securities Held				Minimum share ownership required (value equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	1 of 1	100%	2015	7,100	10,649 $149,192	$248,663	30,000 ($420,300)
Corporate Responsibility, Environment, Health and Safety	1 of 1	100%	2014	N/A	N/A	N/A
Human Resources and Compensation	1 of 1	100%

Margaret A. McKenzie

Calgary, Alberta, Canada Age: 53 Director since: 2015 Independent

Ms. McKenzie is a Corporate Director. She is a director of Bonavista Energy Corporation (a public oil and gas company) and PrairieSky Royalty Ltd. (a public oil and gas company). She was Vice-President, Finance and Chief Financial Officer of Range Royalty Management Ltd. (a private oil and gas royalty company) from July 2006 to December 2014, Vice President Finance and Chief Financial Officer of Profico Energy Management Ltd. (a private oil and natural gas exploration company) from 2000 to 2006 and was a member of the finance and treasury group of Renaissance Energy Ltd. (a public oil and natural gas exploration company) from 1987 to 2000. Ms. McKenzie is a director of Spur Resources Ltd. (a private oil and gas company) and a director of Endurance Energy Ltd. (a private oil and gas company).

	Areas of expertise	Education
	• Energy, oil and natural gas • Business Strategy • Finance and accounting	• Bachelor of Commerce, (University of Saskatchewan) • Chartered Accountant • ICD.D (Institute of Corporate Directors)
Ms. McKenzie brings over 18 years of energy, oil and natural gas exploration experience to Encana’s Board of Directors.	Past five years of public company directorships	Non-profit sector affiliations
	• Bonavista Energy Corporation • PrairieSky Royalty Ltd. • Zargon Oil and Gas Ltd.	• Community member, Audit Committee, University of Calgary

2014 Board/Committee membership	2014 Overall attendance		Securities Held				Minimum share ownership required (value equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	N/A	N/A	2015	12,000	7,840 $109,838	$277,958	30,000 ($420,300)

Suzanne P. Nimocks

Houston, Texas, USA Age: 56 Director since: 2010 Independent

Ms. Nimocks is a Corporate Director. She is a director of Rowan Companies plc (a public international contract drilling services company), ArcelorMittal (world’s largest public steel company) and Owens Corning (a leading global producer of residential and commercial building materials). She was a director (senior partner) with McKinsey & Company (a private global management consulting firm) from June 1999 to March 2010 and was with the firm in various other capacities since 1989, including as a leader in the firm’s Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice and Risk Management Practice. She served as a member of the firm’s worldwide personnel committees for many years and as the Manager of the Houston office for eight years.

	Areas of expertise	Education
	• International energy business • Strategy • Risk Management	• Bachelor of Arts in Economics (Cum Laude) (Tufts University) • Masters in Business Administration (Harvard Graduate School of Business)
Ms. Nimocks brings strategy and risk management expertise in the energy industry to Encana’s Board of Directors.	Past five years of public company directorships	Non-profit sector affiliations
	• Rowan Companies plc • ArcelorMittal • Owens Corning	• Chairman, Houston Zoo, Inc. • Trustee, Texas Children’s Hospital

2014 Board/Committee membership	2014 Overall attendance		Securities Held				Minimum share ownership required (value equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	11 of 12	92%	2015	0	64,368 $901,796	$901,796	30,000 ($420,300)
Audit	5 of 5	100%	2014	0	53,791 $1,212,449	$1,212,449
Human Resources and Compensation - Chairperson	6 of 6	100%
Nominating and Corporate Governance	4 of 4	100%

Jane L. Peverett

West Vancouver, British Columbia, Canada Age: 56 Director since: 2003 Independent

Ms. Peverett is a Corporate Director. She is a director of Northwest Natural Gas Company (a public natural gas distribution company), Canadian Imperial Bank of Commerce (one of Canada’s largest banks), the B.C. Ferry Authority, Associated Electric & Gas Insurance Services Limited (a private mutual insurance company), Postmedia Network Inc. and Postmedia Network Canada Corp. (a public publishing company). Ms. Peverett was President & Chief Executive Officer of BC Transmission Corporation (electrical transmission) from April 2005 to January 2009 and was previously Vice-President, Corporate Services and Chief Financial Officer (since June 2003). She was the President of Union Gas Limited (a natural gas storage, transmission and distribution company) from April 2002 to May 2003, President & Chief Executive Officer from April 2001 to April 2002, Senior Vice President Sales & Marketing from June 2000 to April 2001 and Chief Financial Officer from March 1999 to June 2000.

	Areas of expertise	Education
	• Energy, oil and natural gas • Financial services • Utilities	• Bachelor of Commerce (McMaster University) • Master of Business Administration (Queen’sUniversity) • Certified Management Accountant • ICD.D (Institute of Corporate Directors)
Ms. Peverett brings experience as CEO of both gas and electric utilities companies to her role as a member of Encana’s Board of Directors.	Past five years of public company directorships	Non-profit sector affiliations
	• Canadian Imperial Bank of Commerce • Northwest Natural Gas Company • Postmedia Network Canada Corp.	• Director, United Way of Vancouver
Awards and Accomplishments
• Canadian Security Analyst Certificate • Fellow, Certified Management Accountants

2014 Board/Committee membership	2014 Overall attendance		Securities Held				Minimum share ownership required (value equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	12 of 12	100%	2015	0	148,473 $2,080,107	$2,080,107	30,000 ($420,300)
Audit – Chairperson	5 of 5	100%	2014	0	136,701 $3,081,241	$3,081,241
Nominating and Corporate Governance	4 of 4	100%
Reserves	3 of 3	100%

Brian G. Shaw

Toronto, Ontario, Canada Age: 61 Director since: 2013 Independent

Mr. Shaw is a Corporate Director. He is an experienced financial industry executive with particular expertise in capital markets and investing activities and is a private investor and corporate advisor. Mr. Shaw is an alumni of CIBC World Markets Inc. (and its predecessor firm Wood Gundy) where he was employed for 23 years. He was Chairman and Chief Executive Officer of CIBC World Markets Inc. from 2005 through 2008 and prior to that managed the Global Equities Division for a number of years. Mr. Shaw is currently a director of Manulife Bank of Canada (a private chartered bank), Manulife Trust Company (a private trust company), NuVista Energy Ltd. (a public oil and gas company) and Ivey Canadian Exploration Ltd. (a private exploration company).

	Areas of expertise	Education
	• Capital markets and investing • Financial services • Energy, oil and natural gas	• Bachelor of Commerce (University of Alberta) • Master of Business Administration (University of Alberta) • Chartered Financial Analyst
Mr. Shaw brings experience as a financial services executive to his role as a member of Encana’s Board of Directors.	Past five years of public company directorships	Non-profit sector affiliations
	• Patheon Inc. • NuVista Energy Ltd. • PrairieSky Royalty Ltd.	• Member, CFA Society Toronto • Chairman, TMX IP Governance Committee

2014 Board/Committee membership	2014 Overall attendance		Securities Held				Minimum share ownership required (value equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	12 of 12	100%	2015	10,000	31,960 $447,760	$587,860	30,000 ($420,300)
Audit	5 of 5	100%	2014	10,000	20,378 $459,320	$684,720
Human Resources and Compensation	5 of 5	100%
Reserves	1 of 1	100%

Douglas J. Suttles

Calgary, Alberta, Canada Age: 54 Director since: 2013 Not Independent

Mr. Suttles was appointed Encana’s President & Chief Executive Officer on June 10, 2013. From March 2011 until June 2013, Mr. Suttles was an independent businessman, having over 30 years of experience in the oil and gas industry in various engineering and leadership roles. He has held a number of senior leadership posts at British Petroleum (“BP”), including Chief Operating Officer of BP Exploration & Production from January 2009 until March 2011 and President of BP Alaska from December 2006 until December 2008. He was a member of the board of BP America as well as the BP America Operations Advisory Board. Previously, he served as President of BP Sakhalin Inc., where he was responsible for BP’s activities in Sakhalin, Russia and other senior leadership roles in BP, including Vice-President for North Sea operations and President of BP’s Trinidadian oil business. Prior to joining BP, Mr. Suttles was an engineer with Exxon from 1983 to 1988.

	Areas of expertise	Education
	• Energy, oil and natural gas • Acquisitions • Natural gas exploration and production	• Bachelor of Science in Mechanical Engineering (University of Texas, Austin)
Mr. Suttles brings extensive North American and international experience in energy development and production to Encana’s Board of Directors.	Past five years of public company directorships	Non-profit sector affiliations
	• Ceres, Inc.	• Spindletop Charities Advisory Board • University of Texas Engineering Advisory Board
Awards and Accomplishments
• Recipient of University of Texas at Austin Mechanical Engineering Distinguished Alumni Award, 2008 • “Mr. Spindletop Award” Honoree by Spindletop Charities, Inc., 2013

2014 Board/Committee membership	2014 Overall attendance		Securities Held				Minimum share ownership required (value equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	12 of 12	100%	2015	7,562	0	$105,944	N/A
Budget(7)	1 of 1	100%	2014	2,700	0	$60,858

Bruce G. Waterman

Calgary, Alberta, Canada Age: 64 Director since: 2010 Independent

Mr. Waterman is a Corporate Director. He retired in January 2013 from Agrium Inc. (a public agricultural company) as Executive Vice-President, having held senior roles as Chief Financial Officer, as well as in Business Development and Strategy since April 2000. Mr. Waterman is a director of Enbridge Income Fund Holdings Inc., a Trustee of Enbridge Commercial Trust, a director of Irving Oil Limited (a private oil and gas company) and a director of Prairie Storm Energy Corp. (a private oil and gas company). He was Vice-President and Chief Financial Officer of Talisman Energy Inc. (a public oil and gas company) from January 1996 to April 2000. Mr. Waterman also has extensive expertise in oil and gas exploration and production operations, having spent 15 years (1981 to 1996) at Amoco Corporation, including Dome Petroleum Limited, a predecessor company and as a result of serving as Talisman’s Chief Financial Officer for over four years (as noted above). At Amoco (a global chemical, oil and gas company which merged with British Petroleum in 1998), his roles included various positions in finance, accounting and business development.

	Areas of expertise	Education
	• Energy, oil and natural gas • Finance and accounting • Business Development	• Bachelor of Commerce (Honours) (Queen’s University) • Chartered Accountant • ICD.D (Institute of Corporate Directors)
Mr. Waterman brings a wealth of energy industry, financial, business development and government relations knowledge to Encana’s Board of Directors.	Past five years of public company directorships	Non-profit sector affiliations
	• OPTI Canada Inc. • Enbridge Income Fund Holdings Inc. • PrairieSky Royalty Ltd.	• Selection Committee Chairman, Canada’s CFO of the Year™ • FEI Canada Advisory Board
Awards and Accomplishments
• Named Canada’s CFO of the Year™ in 2008 • Fellow of the Chartered Accountants

2014 Board/Committee membership	2014 Overall attendance		Securities Held				Minimum share ownership required (value equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	12 of 12	100%	2015	42,000	73,659 $1,031,963	$1,620,383	30,000 ($420,300)
Audit	5 of 5	100%	2014	42,000	59,926 $1,350,732	$2,297,412
Budget(7)	1 of 1	100%
Human Resources and Compensation	6 of 6	100%

Clayton H. Woitas

Calgary, Alberta, Canada Age: 66 Director since: 2008 Independent

Mr. Woitas is a Corporate Director and has been Encana’s Chairman of the Board since July 22, 2013. From January 11, 2013 to June 10, 2013 Mr. Woitas acted as Interim President and Chief Executive Officer of Encana. He was Chairman & Chief Executive Officer of Range Royalty Management Ltd. (a private oil and gas royalty company) from 2005 to December 2014. He is a director of Gibson Energy Inc. (a public oil and gas midstream company). He is also a director of several private energy-related companies and advisory boards. Mr. Woitas was founder, Chairman, and President & Chief Executive Officer of Profico Energy Management Ltd. (a private company focused on natural gas exploration and production in Western Canada) from January 2000 to June 2006. Prior to April 2000, he was a director and President & Chief Executive Officer of Renaissance Energy Ltd. (a public company focused on the Western Canadian energy sector).

	Areas of expertise	Education
	• Energy, oil and natural gas • Acquisitions • Natural gas exploration and production	• Bachelor of Science in Civil Engineering (University of Alberta)
Mr. Woitas brings extensive experience in the areas of acquisitions and natural gas exploration and production to Encana’s Board of Directors.	Past five years of public company directorships	Non-profit sector affiliations
	• NuVista Energy Ltd. • Enerplus Corporation • Gibson Energy Inc.	• Member, Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)

2014 Board/Committee membership	2014 Overall attendance(6)		Securities Held				Minimum share ownership required (Value Equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	12 of 12	100%	2015	102,690	95,938 $1,344,091	$2,782,778	30,000 ($420,300)
Budget(7)	1 of 1	100%	2014	102,690	76,829 $1,731,726	$4,046,358
Nominating and Corporate Governance - Chairman	4 of 4	100%

Notes:

(1)	The information as to Common Shares held has been furnished by each of the nominees as of March 16, 2015 and March 17, 2014 respectively.

(2)

The information as to the DSUs held by directors is as of March 16, 2015 and March 17, 2014, respectively. For more detailed information relating to the DSUs held by the directors, see “Director Compensation”.

(3)

“Market or Payout Value” represents the market or payout value of vested DSUs not paid out or distributed in Canadian dollars and was determined by multiplying the number of DSUs held by each nominee as of March 16, 2015 by the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on that same date (C$14.01).

(4)

The “Total Market Value of Common Shares/DSUs” is expressed in Canadian dollars and was determined by multiplying the number of Common Shares and DSUs held by each nominee as of March 16, 2015 in respect of 2015 and March 17, 2014 in respect of 2014 by the closing price of the Common Shares on the TSX on those same dates (C14.01 and C$22.54 respectively).

(5)

Encana’s Share Ownership Guidelines for directors require each director, other than the President & CEO, within three years immediately following the individual becoming a director, to purchase Common Shares or hold DSUs totaling in number at least three times the annual grant of DSUs which the director receives in his or her capacity as a director pursuant to the Deferred Share Unit Plan for Directors of Encana Corporation. See “Director Compensation”. Dollar values indicate the value of the minimum number of Common Shares/DSUs in Canadian dollars as at March 16, 2015. Mr. Suttles is subject to the Executive Share Ownership Guidelines and currently has until five years from the date of his appointment as President & CEO, or June 10, 2018, to achieve his required share ownership level under the Executive Share Ownership Guidelines. Please see page 44 with respect to Mr. Suttles’ share ownership requirements.

(6)

In addition to being a member of the NCG Committee, Mr. Woitas is an ex officio non-voting member of all other Board Committees. As an ex officio non-voting member, Mr. Woitas attends as his schedule permits and may vote when necessary to achieve a quorum.

(7)

The Budget Committee was created on an ad hoc basis in 2014 to provide additional strategic review, and to finalize Encana’s 2015 budget. Messrs. Waterman and Woitas each received the customary Board Committee meeting fee for their attendance at the meeting of the Budget Committee.

DIRECTOR COMPENSATION

Director Compensation - 2015 and Beyond

In 2014 the Corporation engaged Towers Watson (“Towers”) to review the Corporation’s approach to director compensation as compared to its 24 compensation peer companies, as well as a number of other public companies. In particular, Towers was asked to review the relative proportion of cash compensation (retainers and meetings fees) versus equity compensation, the continued prevalence of paying meeting fee compensation, and emerging best practices in director compensation.

The principal objectives of the amended director compensation structure included:

¡	Instituting an all-inclusive Board member retainer and equity grant which would compensate directors for all Board and Committee work.

¡

Eliminating variable payments to individual directors of meeting fees for each Board and Committee meeting attended, as well as the elimination of travel based fees, which will result in significant administrative efficiencies.

¡

Substantially reducing cash compensation paid to the Chairman of the Board with a corresponding increase to equity compensation by way of DSUs resulting in a better alignment of the Chairman’s relative proportion of equity compensation with the other directors.

In December 2014, Encana’s Board of Directors approved a new director compensation structure effective January 1, 2015 comprised of the following key elements:

Compensation Structure for Non-executive Directors (excluding Chairman of the Board)*

Annual Board Retainer (paid in quarterly installments)	C$60,000
Annual Committee Chair Retainer (excluding Chair of the Nominating and Corporate Governance Committee; paid in quarterly installments)	C$10,000
Annual Audit Committee Chair Retainer (paid in quarterly installments)	C$20,000
Annual Human Resources and Compensation Committee Chair Retainer (paid in quarterly installments)	C$15,000
Annual Grant of DSUs	9,800

Compensation Structure for Non-executive Chairman of the Board*

Annual Retainer for Chairman of the Board (paid in quarterly installments) Note: Chairman does not receive additional compensation for chairing the NCG Committee	C$125,000
Annual Grant of DSUs	18,000

* Annual retainers and any initial grant of DSUs upon joining the Board are pro-rated for periods of partial service, as applicable.

2014 Director Compensation

All amounts reported in this section were calculated for payment to our directors using Canadian dollars. Unless otherwise noted, these amounts were converted from Canadian dollars to U.S. dollars for inclusion in this section using an exchange rate of C$1.00 = US$0.905, which is the average exchange rate for Canadian dollars to U.S. dollars for January 1, 2014 to December 31, 2014, based on the daily noon buying rate published by the Bank of Canada, as is required since our financial statements are published in U.S. dollars.

In 2014, our non-executive directors (Mr. Suttles received no compensation in his capacity as a director) received their annual compensation in the form of an annual grant of 10,000 DSUs under the Directors’ DSU Plan and cash compensation comprised of annual retainers and fees (which the directors are entitled to take in the form of DSUs), all as more specifically described below.

During 2014, the fee structure for cash compensation for our non-executive directors was as follows:

Annual Retainer (paid in quarterly installments and prorated for periods of partial service)	$27,150.00
Annual Retainer for Chairman of the Board (paid in quarterly installments)	$226,250.00
Committee Chairman Fee (paid in quarterly installments)	$6,787.50
Audit Committee Chairperson Supplemental Fee* (paid in quarterly installments)	$6,787.50
Meeting Fee (for attendance in person or by telephone)	$1,357.50 for Board meetings $1,357.50 for Committee meetings

* Audit Committee Chair Supplemental Fee is in addition to Committee Chair Fee.

For each meeting of the Board or a Committee, where a director was required to travel outside of the geographic region in which the director has his or her usual place of residence, an additional fee equal to the normal meeting fee was paid to the director.

No additional compensation was paid to our directors to prepare for Board or Committee meetings.

Director Compensation Table

The following table summarizes the annual compensation of our non-executive directors for the year ending December 31, 2014.

Name	Fees Earned(1) ($)	Share-Based Awards(2) ($)	All Other Compensation(3) ($)	Total ($)
PETER A. DEA	59,730	165,332	3,130	228,192
CLAIRE S. FARLEY(6)	37,435	165,332	2,991	205,758
FRED J. FOWLER	54,300	165,332	3,130	222,762
HOWARD J. MAYSON(7)	33,725	165,332	207	199,264
LEE A. MCINTIRE(7)	6,385	14,042	35	20,462
SUZANNE P. NIMOCKS	69,233	165,332	3,130	237,695
DAVID P. O’BRIEN(6)(4)	15,425	165,332	173	180,930
JANE L. PEVERETT	73,305	165,332	415	239,052
BRIAN G. SHAW(4)	58,373	165,332	415	224,120
DOUGLAS J. SUTTLES(5)	n/a	n/a	n/a	n/a
BRUCE G. WATERMAN(4)	59,730	165,332	415	225,477
CLAYTON H. WOITAS	304,985	165,332	415	470,732

Notes:

(1)	Fees earned include annual Board retainer, Board and Committee meeting fees and, where applicable, Committee Chair retainers.

(2)

For the 10,000 DSUs granted to our non-executive directors in 2014 we have calculated a grant date indicative fair market value for each 10,000 DSU grant for 2014 in the amount of C$191,800 using the closing price of a Common Share on the TSX on December 31, 2013 of C$19.18 and converted these amounts from Canadian dollars to U.S. dollars using a December 31, 2014 exchange rate of C$1.00 = US$0.862 for the total amount of $165,332. This value also represents the amount of share-based awards that vested in 2014 for our directors.

(3)	Represents travel fees paid to directors, as applicable, and the cost of provided insurance coverage.

(4)	Elected to receive all or a portion of fees in the form of DSUs.

(5)	Mr. Suttles receives no compensation in his capacity as a director.

(6)	Mr. O’Brien retired from the Board effective May 14, 2014 and Ms. Farley retired from the Board effective August 29, 2014.

(7)	Mr. Mayson was appointed to the Board effective June 2, 2014 and Mr. McIntire was appointed to the Board effective December 1, 2014.

Deferred Share Unit Plan

We have a Deferred Share Unit Plan for Directors of Encana (“Directors’ DSU Plan”). Newly appointed or elected directors receive an initial grant of DSUs upon joining the Board. In cases where trading blackouts exist, the annual directors’ DSU grant (or initial DSU grant for newly appointed or elected directors) is postponed until after the trading blackout is lifted. Prior to the start of each year, our directors may elect to take all or a portion of their annual retainer for the ensuing year in the form of DSUs. DSUs vest once they are credited to the director’s DSU account and may only be redeemed after the director ceases to be a director of Encana.

When a dividend is paid on Common Shares, each director’s DSU account is allocated additional DSUs equal in value to the dividend paid on an equivalent number of Common Shares.

When a director ceases to be a director of the Company, by December 15 of the first calendar year following the year that the directorship ceased, a director is entitled to request redemption of the DSUs following which the value of the redeemed DSUs is paid to the director in cash on an after-tax basis. The value of the DSUs on any particular date is calculated by multiplying the number of DSUs in the director’s DSU account by the then market value of a Common Share.

For information regarding the total number and market value of DSUs and the total market value of Common Shares and DSUs held by our directors, see “Purposes of the Meeting – Election of Directors – Nominees for Election”.

Share Ownership Guidelines

Encana’s Share Ownership Guidelines for directors require each director, within three years immediately following the individual becoming a director, to purchase Common Shares or hold DSUs totaling in number at least three times the annual grant of DSUs which the director receives in his or her capacity as a director pursuant to the Directors’ DSU Plan. Currently, each director who has been a director for at least three years is in compliance with the Share Ownership Guidelines.

Restrictions on Trading and Hedging Encana Securities

Directors are prohibited from directly or indirectly:

¡	selling Encana securities that they do not own, have not fully paid for or have no right to own (a short sale);

¡	selling a “call option” or buying a “put option” in respect of any Encana securities;

¡	entering into equity monetization transactions involving any Encana securities that form part of the Share Ownership Guidelines or that is the equivalent of “selling short”; and

¡	entering into any brokerage arrangements which might result in a sale of Encana securities at a time when a director is not permitted to trade.

Alignment of Interests

The Board of Directors believes that the following measures effectively align the interests of directors with those of shareholders:

¡	The substantial weighting of DSU stock-based compensation as compared to cash compensation;

¡	Encana’s Share Ownership Guidelines for directors, which require directors to purchase Common Shares or hold DSUs totaling in number at least three times the annual grant of DSUs to directors; and

¡	The ability of directors to take all or a portion of their annual retainer in the form of DSUs.

APPOINTMENT OF AUDITORS

The Board recommends that PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, be appointed as auditors of Encana to hold office until the close of the next annual meeting of shareholders and that the Board be authorized to fix their remuneration. The firm of PricewaterhouseCoopers LLP has been the auditors of Encana for more than 10 consecutive years.

Representatives of PricewaterhouseCoopers LLP will be present at the Meeting, will be given the opportunity to make a statement, if they so wish, and will be available to respond to appropriate questions.

AUDITORS’ FEES

The following table provides information about the fees billed to the Company for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2014 and 2013.

	2014	2013
	(C$ thousands)
Audit Fees(1)	3,303	3,583
Audit-Related Fees(2)	877	312
Tax Fees(3)	940	415
All Other Fees(4)	4	4

Total	5,124	4,314

Encana did not rely on the de minimis exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of Securities and Exchange Commission (“SEC”) Regulation S-X in 2014 or 2013.

Notes:

(1)	Audit fees consist of fees for the audit of the Company’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit Fees. During fiscal 2014 and 2013, the services provided in this category included reviews in connection with acquisitions and divestitures, research of accounting and audit-related issues and the review of reserves disclosure.

(3)

Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2014 and 2013, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.

(4)

During fiscal 2014 and 2013, the services provided in this category included the payment of maintenance fees associated with a research tool that grants access to a comprehensive library of financial reporting and assurance literature.

PROPOSED AMENDMENTS TO EMPLOYEE STOCK OPTION PLAN (“ESOP”)

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution approving amendments to the Corporation’s ESOP to permit options granted under the ESOP to be exercisable for a period not exceeding seven years from the grant date of the option (the “ESOP Amendment”). The ESOP Amendment was approved by the Board on February 24, 2015 and is subject to shareholder approval at the Meeting. Prior to the ESOP Amendment, the ESOP permitted options granted under the ESOP to be exercisable for a period not exceeding five years from the grant date of the option. See “Equity Compensation Plan Information – Employee Stock Option Plan (“ESOP”)” on page 58 for more detailed information regarding the ESOP.

The Corporation is seeking to amend the maximum term of options granted on or after February 24, 2015 in order to promote the alignment of long-term interests between employees and shareholders, to enhance the retentive effect of stock options granted to the Corporation’s employees and to be more in line with current competitive practices of peer oil and gas entities. As the Corporation determines its grant of options based on an expected value, as of the date of the grant, using the Black-Scholes-Merton Option Pricing Model, with all other assumptions being equal, increasing the term of an option granted under the ESOP is expected to reduce the total number of options granted to an individual to achieve the expected value. Therefore, the implementation of the ESOP Amendment is expected to improve funds flow per share by reducing share dilution from the granting of stock options.

If shareholders approve the ESOP Amendment at the Meeting, the Corporation expects to grant options under the ESOP with an option period of seven years from the grant date of the option.

The maximum five year term of any option granted before February 24, 2015 shall not be modified by the ESOP Amendment.

On March 13, 2015, the Corporation granted to eligible employees an aggregate of 1,796,360 stock options under the ESOP (1,127,385 to officers and 668,975 to other employees), representing approximately 0.2 percent of the total number of outstanding common shares as of March 16, 2015. These options included an option period of seven years from the grant date of the option and an exercise price of $14.34, with the seven year term subject to and conditioned on shareholder approval of the ESOP Amendment. If the ESOP Amendment is not approved by shareholders at the Meeting, such options shall automatically be modified to an option period of five years from the grant date of the options, and the Corporation expects to award additional stock options to such employees or make other arrangements in order to equalize to the expected value to grantees having regard for the reduced term from seven years to five years.

To be approved, the ordinary resolution to amend the ESOP must be passed by more than 50 percent of the votes cast by shareholders, present in person or represented by proxy, at the Meeting other than certain insiders of the Corporation who are entitled to receive a benefit under the ESOP.

The Board of Directors unanimously recommends that shareholders vote in favour of the ordinary resolution set out below.

The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote FOR the ordinary resolution set out below. The text of the ordinary resolution, subject to such amendments, variations or additions as may be approved at the Meeting, is set forth below.

“RESOLVED AS AN ORDINARY RESOLUTION OF THE HOLDERS OF COMMON SHARES THAT:

1.	The Employee Stock Option Plan (the “ESOP”) of Encana Corporation (the “Corporation”) be amended to delete Section 6 of the ESOP in its entirety and replace it with the following:

“Each Option (unless sooner terminated in accordance with the terms, conditions and limitations of the Option determined by the Committee) shall be exercisable during such period, not exceeding 7 years from the date the Option was granted, as the Committee may determine (the “Option Period”).”

2.	An aggregate of 1,796,360 options granted under the ESOP on March 13, 2015 as described in this Information Circular, be and are hereby approved, authorized and ratified.

3.

Any director or officer of the Corporation is authorized and directed for and on behalf of the Corporation (whether under its corporate seal or otherwise) to enter into, to execute and deliver all such instruments, agreements, corollary agreements and documents, including all notices, consents, applications, acknowledgements, certificates and other instruments (herein, the “Instruments”) and do, or cause to be done, all such other acts and things (herein, the “Acts”) as may be necessary for the purpose of giving effect to the foregoing resolution or to comply with any Instrument or Act, and such Instruments and Acts authorized and approved by this resolution shall constitute valid and binding obligations of the Corporation, and the performance by the Corporation under such Instruments and pursuant to such Acts is hereby authorized.”

PROPOSED AMENDMENTS TO THE CORPORATION’S ARTICLES OF INCORPORATION – PREFERRED SHARES

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass a special resolution authorizing an amendment to Encana’s Articles of Incorporation (“Articles”) to replace its existing First Preferred Shares and Second Preferred Shares, each of which is effectively limited to the issuance of C$500 million thereof, with one class of preferred shares, designated as “Class A Preferred Shares”, issuable in series and with the terms described below. The Board believes that this amendment to the Articles will provide Encana with increased financial flexibility and enhanced alignment of its authorized share capital with its market peers. The creation of the Class A Preferred Shares would permit the Board to determine the rights and preferences of a series of Class A Preferred Shares that may be issued at any given time to meet market conditions and financing opportunities as they arise. Encana may use Class A Preferred Shares for any appropriate corporate purpose, including, without limitation, transaction financing, funding capital expenditures, or general corporate purposes. Encana currently has no arrangements, agreements or understanding for the issuance of any Class A Preferred Shares.

As outlined in more detail below, certain restrictions contained in the terms of the proposed Class A Preferred Shares effectively limit the use of these shares for take-over bid defense purposes. Specifically, the fact that the

Class A Preferred Shares are non-voting except in certain limited circumstances, that they will be convertible only into Class A Preferred Shares of another series (and not Common Shares) and that they contain a reasonable limit on the maximum number of shares that can be issued, makes them unlike unconstrained “blank check” preferred shares available to other issuers. In this regard, Encana has constrained the terms of the Class A Preferred Shares in a manner which provides it with reasonable financing flexibility while providing its shareholders with comfort that Class A Preferred Shares will be used for that purpose.

Current classes of preferred shares

Encana’s current authorized capital consists of an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. However, the aggregate amount payable to holders of First Preferred Shares or Second Preferred Shares, as applicable, as a return of capital in the event of liquidation, dissolution of winding-up of Encana may not exceed C$500 million. As a result, each of the First Preferred Shares and the Second Preferred Shares is effectively limited to the issuance of C$500 million thereof. As of March 16, 2015, there were no First Preferred Shares and no Second Preferred Shares outstanding. The following is the summary of the terms of First Preferred Shares and Second Preferred Shares. Note that the following is a summary only and reference should be made to the full text of the terms and conditions attaching to First Preferred Shares and Second Preferred Shares as set out in the Articles, which are available on SEDAR (November 30, 2009) at www.sedar.com.

First Preferred Shares and Second Preferred Shares are issuable in series, and the Board may fix the number of shares of, and determine the designation, rights, privileges, restrictions and conditions attaching to, each series. Holders of First Preferred Shares and Second Preferred Shares are not entitled to receive notice of, or to attend or vote at any meeting of shareholders, unless the Board determines otherwise in respect of a particular series, in which case voting rights as may be determined by the Board may be granted to such holders of such series if Encana fails to pay dividends on First Preferred Shares or Second Preferred Shares, as applicable. The Board may not issue any First Preferred Shares or Second Preferred Shares if by doing so, the aggregate amount payable to holders of First Preferred Shares or Second Preferred Shares, as applicable, as a return of capital in the event of liquidation, dissolution of winding-up of Encana would exceed C$500 million. First Preferred Shares are entitled to priority over Second Preferred Shares and Common Shares, and Second Preferred Shares are entitled to priority over Common Shares, with respect to the payment of dividends and distribution of assets of Encana in the event of its liquidation, dissolution or winding-up. First Preferred Shares are entitled to dividends preferential over Second Preferred Shares and Common Shares, and Second Preferred Shares are entitled to dividend preferential over Common Shares, such that no dividends can be paid on such shares without the consent of holders of First Preferred Shares or Second Preferred Shares, as applicable, unless all dividends payable on First Preferred Shares or Second Preferred Shares, as applicable, have been declared or paid.

New class of preferred shares

The amendment of the Articles will be accomplished in two steps: (i) reclassifying First Preferred Shares and Second Preferred Shares into one class of preferred shares designated as “Class A Preferred Shares”; and (ii) changing the terms of Class A Preferred Shares. Assuming shareholder approval is obtained at the Meeting, the proposed Class A Preferred Shares will have the terms as outlined in detail below.

Class A Preferred Shares will be issuable in one or more series, where the Board will be authorized to fix the number of shares in each series, subject to the limitation on the number of Class A Preferred Shares to be issued as described below, and to determine for each series, subject to the terms and conditions set out herein, the designation, rights, privileges, restrictions and conditions, including dividend rates, redemption prices, maturity dates and other matters. The following is a summary of the terms of Class A Preferred Shares. Note that the following is a summary only and reference should be made to the full text of the terms and conditions attaching to the Class A Preferred Shares as set out in the Articles of Amendment contained in Schedule 1 to the special resolution in Appendix A.

Ranking and Priority

Each series of Class A Preferred Shares shall have priority over Common Shares with respect to redemption, the payment of dividends, the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding-up of Encana. Class A Preferred Shares of any series may also be given such preferences, not inconsistent with the provisions hereof, over Common Shares, as may be determined by the Board.

Parity Among Series

Each series of Class A Preferred Shares shall rank on parity with every other series of Class A Preferred Shares, in each case with respect to redemption, the payment of dividends, the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding up of Encana.

Dividends

The holders of each series of Class A Preferred Shares shall be entitled to receive dividends (which may be cumulative or non-cumulative and variable or fixed) as and when declared by the Board.

Participation

If any cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up of Encana in respect of a series of Class A Preferred Shares are not paid in full, Class A Preferred Shares of all series shall participate ratably in: (i) the amounts that would be payable on such shares if all such dividends were declared at or prior to such time and paid in full; and (ii) the amounts that would be payable in respect of the return of capital as if all such amounts were paid in full; provided that if there are insufficient assets to satisfy all such claims, the claims of the holders of Class A Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining shall be applied towards the payment and satisfaction of claims in respect of dividends. After payment to the holders of any series of Class A Preferred Shares of the amount so payable, the holders of such series of Class A Preferred Shares shall not be entitled to share in any further distribution of the property or assets of Encana in the event of the liquidation, dissolution or winding up of Encana.

Conversion Limitation

No series of Class A Preferred Shares shall be convertible into any other class of shares but they may be convertible into another series of Class A Preferred Shares.

Redemption

Each series of Class A Preferred Shares shall be redeemable by Encana on such terms as determined by the Board.

Voting Limitation

Holders of any series of Class A Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Shares or a series thereof) to receive notice of, attend at, or vote at any meeting of shareholders of Encana, unless the Board shall determine otherwise, in which case voting rights shall only be provided in circumstances where Encana shall have failed to pay a certain number of dividends on such series of Class A Preferred Shares, which determination and number of dividends and any other terms in respect of such voting rights, shall be determined by Board and set out in the designations, rights, privileges, restrictions and conditions of such series of Class A Preferred Shares.

Limitation of the Number of Class A Preferred Shares

The proposed terms of Class A Preferred Shares provide that the number of Class A Preferred Shares which may be issued and outstanding at any time shall be limited to a number equal to not more than twenty percent of the number of issued and outstanding Common Shares at the time of issuance of any Class A Preferred Shares.

Potential effects on holders of Common Shares

If the shareholders approve the special resolution to approve the amendment of the Articles and the Articles are amended, no further shareholder approval will be required to issue Class A Preferred Shares of any series if and when the Board decides to issue any Class A Preferred Shares.

As noted above, the restrictions contained in the terms of the proposed Class A Preferred Shares effectively limit the use of these shares for take-over bid defense purposes. Specifically, the fact that the Class A Preferred Shares are non-voting except in certain limited circumstances, that they are not convertible into Common Shares, and that they contain a reasonable limit on the maximum number of shares that can be issued, makes them unlike unconstrained

“blank check” preferred shares available to other issuers. Encana has constrained the terms of the Class A Preferred Shares in a manner which provides it with reasonable financing flexibility while providing its shareholders with comfort that Class A Preferred Shares will be used for that purpose.

The availability of undesignated Class A Preferred Shares may have certain negative effects on the rights of the holders of Common Shares. The actual effect of the issuance of any Class A Preferred Shares upon the rights of holders of Common Shares cannot be fully stated until the Board determines all of the specific rights of the particular series of Class A Preferred Shares. However, the Articles will set out certain terms and restrictions, as set out above, in respect of Class A Preferred Shares, and which provide the holders of Common Shares with an indication of the possible effects of an issuance of Class A Preferred Shares, specifically with respect to dividends, liquidation, redemption, conversion, voting rights and limitations on issuances of Class A Preferred Shares. Such effects may include holders of Common Shares receiving less in the event of liquidation, dissolution or other winding-up of Encana, or a reduction in the amount of funds, if any, available for dividends on Common Shares. Such effects, however, are not dissimilar to those of a possible issuance of First Preferred Shares and Second Preferred Shares currently authorized by the Articles.

Rights of Dissenting Shareholders

Pursuant to the Canada Business Corporations Act, registered shareholders have the right to dissent with respect to the special resolution approving the amendment to the Articles, as described above, by providing a written objection to Encana (i) at its registered office at 4400, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6, Attention: Corporate Secretary; or (ii) by facsimile transmission to (403) 645-4617, Attention: Corporate Secretary, at or before the Meeting to approve the special resolution (namely, 10:00 a.m. (Calgary time) on May 12, 2015).

In the event that the special resolution is approved and the amendment to the Articles becomes effective, each shareholder who properly dissents (a “Dissenting Shareholder”) will be entitled to be paid the fair value of the Common Shares in respect of which such holder dissents in accordance with Section 190 of the Canada Business Corporations Act. A Dissenting Shareholder may dissent only with respect to all of the shares held by such Dissenting Shareholder. See Appendix B for a summary description of the procedure for exercising the right to dissent, which is followed by Appendix C which sets out the full text of Section 190 of the Canada Business Corporations Act.

The statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with such requirements set forth in Section 190 of the Canada Business Corporations Act may result in the loss of any right to dissent. Persons who are Non-Registered Shareholders who wish to dissent should be aware that only the Registered Shareholder is entitled to dissent. Accordingly, a Non-Registered Shareholder desiring to exercise dissent rights must make arrangements for such beneficially owned Common Shares to be registered in such holder’s name prior to the time the written objection to the special resolution is required to be sent to Encana, or alternatively, make arrangements for the registered holder of such Common Shares to dissent on such holder’s behalf. Pursuant to Section 190 of the Canada Business Corporations Act, a shareholder is only entitled to dissent to all of the shares held by such Dissenting Shareholder or on behalf of any one Non-Registered Shareholder and registered in the name of the Dissenting Shareholder.

The text of the special resolution authorizing the amendment to the Articles as described above is attached to this circular as Appendix A. This proposed amendment to the Articles will become effective upon the Director appointed under the Canada Business Corporations Act issuing the certificate of amendment reflecting the amendment pursuant to the Canada Business Corporations Act. To be approved, the special resolution to amend the Articles must be passed by a majority of not less than 66 2/3 percent of the votes cast by the shareholders, present in person or represented by proxy, at the Meeting.

The Board unanimously recommends that shareholders vote in favour of the special resolution set out in Appendix A to this Information Circular.

The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote FOR the special resolution set forth in Appendix A to the Information Circular. The text of the special resolution is set out in Appendix A. The Board can revoke the special resolution before it is acted on, even if it is passed by shareholders, in its sole discretion and without further notice to or approval of shareholders.

NON-BINDING ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION (“SAY ON PAY”)

As part of Encana’s ongoing commitment to strong corporate governance practices, shareholders are being provided with the opportunity to approve the Corporation’s approach to executive compensation through a non-binding advisory vote (“Say on Pay”). The Board recognizes that shareholders should be given an opportunity to fully understand the philosophy, objectives and elements that the Board has used and considered in making executive compensation decisions, and this Say on Pay vote represents the fourth consecutive year in which such an opportunity has been provided to shareholders.

The Board of Directors unanimously recommends that shareholders vote in favour of the non-binding advisory vote set out below.

The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote FOR the non-binding advisory resolution set forth below. The text of the non-binding advisory resolution, subject to such amendments, variations or additions as may be approved at the Meeting, is set out below.

“RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders approve the approach to executive compensation as described in the “Statement of Executive Compensation” section of the Information Circular dated March 16, 2015 and delivered in advance of the 2015 Annual and Special Meeting of Shareholders.”

As this is an advisory vote, the results will not be binding upon the Board. However, in considering its approach to executive compensation in the future, the Board will take into account the results of the vote and, where there is a significant proportion of negative Say on Pay votes, the Board would take steps to better understand any shareholder concerns that might have influenced voting results.

STATEMENT OF EXECUTIVE COMPENSATION

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders:

Encana is committed to providing clear disclosure of our executive compensation practices. To help you in understanding our compensation approach, we are pleased to provide the following overview of our compensation program, how the Board reaches decisions regarding executive compensation, and how these decisions are aligned with Encana’s performance and the achievement of our strategy.

Our program is designed to attract, motivate and reward top caliber employees to achieve our goal of growing shareholder value. The foundation of our program is pay for performance. Compensation for our executives is therefore comprised predominantly of incentive-based compensation elements for which payout opportunity is contingent upon future performance based on: (i) key operational and financial metrics aligned with our strategy; (ii) relative increases in our Common Share price; and (iii) individual performance that advances our business objectives, and is consistent with our core values.

Our Strategy

In November 2013, Encana announced its strategy of disciplined focus on profitable growth. Aligned with our core competencies and new organizational structure, our strategy is founded upon the following four key pillars:

TOP TIER RESOURCE	OPERATIONAL EXCELLENCE	CAPITAL ALLOCATION	MARKET FUNDAMENTALS
Diversify our commodity mix and grow value in top tier assets, characterized by high returns, scale and running room

Maintain our competitive advantage of best-in-class operations and increase profitability by operating in the most cost-effective manner possible through continued focus on safety, efficiency and collaborative thinking to maximize value across our asset base

		Rigorous discipline to concentrate our capital on our core growth plays in a manner that is consistent with our strategy and maximizes shareholder value	Leverage our industry-leading commodity market expertise to inform capital allocation decisions to manage risk and maximize margins. Actively monitor and manage the effects of market volatility

Underpinning these four core competencies is balance sheet strength. Maintaining financial flexibility and an investment grade credit rating are important to how we think about managing our business.

Our 2014 Company Scorecard

In 2014, the Board approved a new Company Scorecard, designed to tie annual incentive (or “Bonus”) opportunity with key performance measures directly aligned with our strategy. All employees, including our President & CEO, Mr. Doug Suttles, and his executive leadership team, are incented on the same measures. Based on the four pillars of our strategy, our approved 2014 Company Scorecard was comprised of the following three core performance categories (and eight corresponding metrics):

2014 Performance Results

Encana achieved tremendous traction in the advancement of our strategy in 2014. Accelerated progress in the transition of our portfolio and the achievement of key strategic milestones put Encana two full years ahead of targets originally set for 2017. These achievements were underpinned by transformative changes to our organizational culture which have established a foundation for sustainable success.

Encana delivered strong results in 2014, transforming its portfolio, restructuring the organization and delivering solid operational results. In the first year of our strategy, our focus on growing value was demonstrated by significant achievements in each of the three performance categories of our Company Scorecard as follows:

Operating Performance

¡	Operating earnings of $1 billion, or $1.35 per share, up 25 percent year-over-year, despite a 7 percent decrease in total production

¡	Increase in average annual liquids production of 61 percent, as compared to 2013

¡	Achieved 2014 production targets despite spending 8 percent less capital than indicated in mid-year guidance

¡	Seamless operational transition of Eagle Ford and Permian Basin assets with immediate capital efficiencies

¡	Reduction in base production decline from 34 percent to 29 percent through successful base optimization

¡	Best safety record in Company history based on total recordable injury frequency rate

¡	Cost reductions of $150 million realized through organizational realignment and operating efficiencies

Portfolio Transition

¡	Focused approximately 86 percent of 2014 capital on our seven strategic assets

¡	Successful acquisition of over $10 billion in high quality oil assets in the Permian Basin and Eagle Ford

¡	Completed asset sales of approximately $8 billion in net proceeds, including successful initial public offering (“IPO”) and secondary offering of PrairieSky Royalty Ltd.

¡	Generated approximately 67 percent of our Q4 2014 operating cash flow (including hedges) from liquids production, as compared to 40 percent in 2013

Balance Sheet Strength

¡	Cash flow of $2.9 billion, or $3.96 per share, representing a 14 percent year-over-year increase

¡	Generated free cash flow of approximately $400 million

¡	Maintained investment grade credit rating

Further details regarding our performance relative to our 2014 Company Scorecard are found at page 36.

CEO Performance and Compensation in 2014

Since his appointment as CEO in 2013, Mr. Suttles has orchestrated a dramatic business transformation, strategically repositioning Encana for long-term success. At the end of 2013, Mr. Suttles oversaw a comprehensive organizational realignment which resulted in a 25 percent reduction in our workforce, a streamlined leadership team, and a fully integrated cross-border organizational structure. Following the announcement of our strategy, Mr. Suttles embarked on an ambitious transition of our asset portfolio, completing approximately $18 billion in transactions to rebalance our portfolio of assets and increasing our liquids production by 61 percent. Encana’s cultural transformation has also been profound, providing the organization with a renewed focus on teamwork, agility and the drive to succeed.

Mr. Suttles’ 2014 compensation recognizes the above achievements and his outstanding leadership in driving the successful execution of the ambitious business objectives set by the Board for 2014.

In consideration of the organization’s strong results, his individual contributions and individual transformative leadership in 2014, the Board approved 2014 total direct compensation for Mr. Suttles of $8,518,010. This includes his annual base salary of $956,585, annual Bonus award of $2,131,391 and Long-Term Incentive (“LTI”) award of $5,430,034, comprised of 50 percent Performance Share Units (“PSUs”), 25 percent Stock Options (“Options”) and 25 percent Restricted Share Units (“RSUs”).

Consistent with our pay for performance approach, 89 percent of Mr. Suttles’ 2014 total direct compensation is comprised of performance-based (or “at risk”) elements. Of his 2014 compensation, 64 percent is comprised of his LTI award opportunity; of which 85 percent is subject to a full deferral of vesting for three years.

The CEO’s total direct compensation stated above is calculated in accordance with applicable disclosure requirements for LTIs. Because the actual earnings derived from LTIs is based on relative Total Shareholder Return (“TSR”), and appreciation in our Common Share price, the realizable compensation will be lower or higher based on the absolute and relative performance of our share price.

Further details regarding the realizable compensation of our CEO, Mr. Suttles, based on the actual closing price of our Common Shares as at December 31, 2014, is provided at page 47.

With almost 90 percent of his annual compensation based on the execution of key operational and financial measures and the performance of our Common Share price, we believe Mr. Suttles’ 2014 compensation reflects strong alignment with the interests of our shareholders.

Governance: Our Compensation Approach

Our compensation program includes effective Board oversight, strong governance practices and a focus on alignment with shareholder interests. To ensure our executives are rewarded appropriately for performance and not incented to take risks which exceed our risk tolerance, our compensation practices also reflect prudent risk management principles. The Human Resources and Compensation Committee (“HRCC” or the “Committee”) regularly monitors our program to ensure it remains aligned with compensation best practices, regulatory requirements and feedback from our shareholders. For more information regarding our executive compensation governance practices, see the “What We Do/What We Don’t Do” charts on page 28 and the “Compensation Governance Practices” section on page 43.

Shareholder Feedback & Engagement

Clear and effective communication represents a critical component of our executive compensation practices. In addition to seeking to provide shareholders with meaningful compensation disclosure each year, we regularly solicit feedback from our shareholders regarding our compensation approach. This information, feedback received from proxy advisory firms, and the results of our non-binding advisory vote on our approach to executive compensation (or your “Say on Pay” vote), are carefully considered by the Board over the course of the year.

2015 Say On Pay Vote

The Board appreciates the feedback we received from our shareholders in 2014, including feedback on our 2013 executive compensation disclosure. We are also pleased with the results of our 2014 Say on Pay vote, which represented our strongest Say on Pay vote result to date. The Board remains committed to reviewing feedback received regarding our approach, and to ensuring our program remains aligned with our strategic objectives, compensation best practices and the interests of our shareholders.

For the fifth consecutive year, we are again offering you the opportunity to cast your Say on Pay vote. We believe the information contained in this Information Circular will assist you to understand our approach, how we reach decisions regarding executive compensation, and how these decisions are aligned with our performance and our strategy.

We strongly encourage you to take advantage of this opportunity to have your Say on Pay again this year. We also appreciate your continued dialogue with us regarding our approach to executive compensation. Should you have any comments, feedback or questions regarding our program, we invite you to contact us directly at executive.compensation@encana.com. We would also be pleased to answer in person any questions you may have at our Annual and Special Meeting of Shareholders to be held in Calgary on May 12, 2015.

On behalf of the Board of Directors:	On behalf of the Human Resources and Compensation Committee:

Clayton H. Woitas Chairman of the Board of Directors	Suzanne P. Nimocks Chairperson, Human Resources and Compensation Committee

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE OVERVIEW

This Compensation Discussion and Analysis (“CD&A”) describes our compensation philosophy, the executive compensation decisions reached by the Board in 2014, the process by which we reached them, and the corporate governance practices embedded into our program. This CD&A focuses on the compensation paid or payable by Encana to our CEO, our CFO, and our three next most highly compensated Named Executive Officers (collectively, our “NEOs”) for 2014:

Name	Title
Doug Suttles	President & Chief Executive Officer (“CEO”)
Sherri Brillon	Executive Vice-President & Chief Financial Officer (“CFO”)
Mike McAllister	Executive Vice-President & Chief Operating Officer (“COO”)
David Hill	Executive Vice-President, Exploration & Business Development
Renee Zemljak	Executive Vice-President, Midstream, Marketing & Fundamentals

In 2014, Mr. Suttles and our Canadian-based NEOs, Ms. Brillon and Mr. McAllister, were compensated in Canadian dollars. Our U.S.-based NEOs, Mr. Hill and Ms. Zemljak, were compensated in U.S. dollars. Unless otherwise noted, amounts reported in this CD&A originally paid in Canadian dollars have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.905.1

Our Compensation Philosophy

Our compensation philosophy is based on the following four core principles, against which all compensation decisions are made:

PAY FOR PERFORMANCE

Executive compensation consists predominantly of performance-based elements tied to the achievement of key strategic, operational and financial objectives and the performance of our Common Share price. Performance measures in our short and long-term incentive compensation plans, and Encana’s results against them, are recommended by the HRCC and approved by the Board.

COMPETITIVE WITH PEERS

To attract, incent and retain the top executive talent we require for long-term success, our program must be competitive. We therefore review our program against competitive data and practices from a group of similarly constituted peers to ensure compensation is fair relative to the North American market in which we compete for top talent.

SHAREHOLDER ALIGNMENT

A significant portion of executive compensation is contingent upon increases to our Common Share price, including our three-year TSR performance relative to a group of industry peers. Shareholder alignment is also promoted through our corporate governance practices, including Share Ownership Guidelines, an incentive compensation clawback policy and prohibitions on hedging, all of which apply to our executives.

SOUND RISK MANAGEMENT

Performance measures in our incentive compensation plans are balanced and Board-approved. Incentive compensation for our executives is also subject to payout maximums (or caps) and our corporate governance policies. Vesting of 85 percent of annual executive LTI grants is deferred for three years. The HRCC regularly monitors our program, including by conducting an annual comprehensive risk assessment, to ensure it does not encourage imprudent risk taking by our executives.

[1]	Exchange rate of C$1.00 = US$0.905 represents the average exchange rate from January 1, 2014 to December 31, 2014, based on the daily noon buying rate published by the Bank of Canada.

Compensation Best Practices

The HRCC continually evaluates our program to ensure it remains consistent with regulatory developments, compensation best practices and the interests of our shareholders. Summarized below are some of these practices, as well as problematic compensation practices that are consciously not part of our program.

What We Do:

✓	Maintain an independent and engaged HRCC with the necessary skills, knowledge and experience, and a sound decision-making process;

✓	The HRCC retains an independent external executive compensation advisor which provides no services to management;

✓

Assess annual performance in our annual Bonus plan using Board-approved operational and financial performance metrics directly aligned with our strategy. Performance results are reviewed and approved annually by the full Board;

✓

Provide annual LTI grants for our executives comprised of 75 percent of performance-based vehicles, with vesting and payout determined by increases to our Common Share price (including our relative TSR performance) to align compensation opportunity with the interests of our shareholders;

✓

Enable our executives to convert a portion of their annual Bonus award into Deferred Share Units (“DSUs”), the value of which is based on our Common Share price performance, with redemption fully deferred until employment with Encana ceases;

✓	Use double trigger vesting provisions for cash severance payable to our executives upon a change in control and in certain LTI grants made to our CEO upon hire;

✓

Subject incentive-based compensation to a Board-approved Incentive Compensation Clawback Policy, require our executives to meet Share Ownership Guidelines, and prohibit hedging and short sales of Encana equity; and

✓

Engage in sound compensation risk management practices to ensure our program encourages and rewards the right behaviors, and discourages imprudent risks that could have a material adverse impact on the Corporation.

What We Don’t Do:

×	No executive employment contracts with multi-year guaranteed pay increases, Bonus awards or LTI grants;

×	No change in control or termination payments in excess of two-times cash pay multiple for our executives, including our CEO;

×	No backdating, re-pricing, option exchanges, or cancellations of LTI grants;

×	No gross-up of executive compensation, including perquisites or incentive awards, to account for withholding taxes; and

×	No excessive contracts, severance packages or guaranteed compensation for our executive officers, including our CEO.

HUMAN RESOURCE AND COMPENSATION COMMITTEE

The HRCC is responsible for developing recommendations regarding annual compensation for our CEO, Mr. Suttles, and the Executive Leadership Team (“ELT”) members.2 Once developed, the HRCC provides these recommendations to the Board for review and approval.3

Consistent with its Mandate, our HRCC is comprised entirely of independent directors.4 It also operates independently from management. In 2014, our HRCC members were Ms. Suzanne P. Nimocks (Chairperson) and Messrs. Fred J. Fowler, Lee A. McIntire, Brian G. Shaw and Bruce G. Waterman.5 Our Board Chairman, Mr. Clayton H. Woitas, serves as an ex officio member of the Committee.

Each HRCC member has extensive experience and professional expertise in areas pertaining directly to executive compensation. Each member has previously served in a senior leadership role or on the board of directors of another large public company. Our HRCC Chairperson, Ms. Nimocks, currently serves on the human resources committees of three other large public companies. With professional expertise in areas including business leadership, management, compensation, finance, corporate governance, human resources and risk management, our HRCC members have the collective knowledge, skills and experience required to effectively discharge their responsibilities. Further information regarding the experience and expertise of each HRCC member can be found in the Board skills matrix on page 72.

ROLE AND RESPONSIBILITIES

The specific responsibilities of our HRCC are outlined in its Mandate, available on our website at www.encana.com. The Committee also follows an Annual Work Plan of business items to be addressed at each meeting. The primary responsibilities of the HRCC are as follows:

¡	Review annual corporate goals and objectives relevant to the compensation of the CEO and ELT members;

¡	Evaluate CEO and ELT member performance on an annual basis relative to those goals and objectives;

¡	Review and develop annual total target direct compensation recommendations for the CEO and ELT members and provide to the Board for approval;

¡	Annually evaluate corporate performance results, recommend annual Bonus awards, and vesting opportunity under our performance-based LTI plans, and provide to the Board for review and approval;

¡	Review and approve the compensation peer group used to assess the competitiveness of our program;

¡	Review succession planning for ELT members and recommend to the Board for approval;[6]

¡

Review and recommend to the Board for approval, amendments to our LTI plans, including our Employee Stock Option Plan, Employee Stock Appreciation Rights Plan, Performance Share Unit Plan and Restricted Share Unit Plan, or the adoption of any new LTI plan;

[2]	The ELT refers to the Executive-Vice Presidents reporting to our CEO, Mr. Suttles, however for purposes of this CD&A does not include Mr. Suttles himself.

[3]

Items under the HRCC Mandate requiring Board approval, including annual compensation for our CEO and ELT members, are approved by the independent members of the Board only. For purposes of this CD&A, references to approval of executive compensation items “by the Board” therefore refers to approval by the independent members of the Board only.

[4]	Under its Mandate, each member of the HRCC must qualify as “independent” in accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices.

[5]	Mr. Shaw served as a member of the HRCC from January 1, 2014 until December 9, 2014. Mr. McIntire was appointed as a member of the HRCC effective December 9, 2014.

[6]	The NCG Committee is responsible for succession planning for the President & CEO.

¡	Review and approve pension and investment plan matters and recommend to the Board, for approval, funding or any material amendments to our pension plans;

¡	Annually review and monitor executive equity ownership status under our Share Ownership Guidelines; and

¡	Annually review our compensation disclosure and recommend to the Board for approval.

The HRCC held five regularly scheduled meetings in 2014, as well as a special planning meeting in August. Prior to each scheduled meeting, the HRCC Chairperson, the Committee’s independent compensation consultant and representatives of Human Resources (“HR”) management hold a review session. These sessions are designed to provide the Chairperson and the HRCC’s independent advisor with an opportunity to review proposed agenda items with management, and to subsequently discuss (without management present) any issues or concerns prior to each scheduled Committee meeting.

The HRCC also holds an in-camera session, without management present, at the conclusion of each regularly scheduled meeting. In 2014, each meeting of the Committee, including its in-camera sessions, was attended by the HRCC’s independent compensation consultant, Meridian Compensation Partners LLC (“Meridian”).

HRCC INDEPENDENT COMPENSATION ADVISOR

To assist in fulfilling its responsibilities, the HRCC has retained Meridian as its independent compensation consultant. Since 2010, Meridian has provided the Committee with independent advice and information regarding the following:

¡	Review of materials prepared by management and discussion of same with the HRCC Chairperson prior to each meeting, and the entire Committee at each meeting;

¡	Independent analysis regarding the market positioning of our program and compensation of each executive officer relative to competitive practices within our compensation peer group;

¡	Design and execution of our program relative to our compensation philosophy and competitive market practices in Canada and the U.S.;

¡	Assessment of compensation-related risk, including conducting annual compensation risk assessments for the HRCC; and

¡	Review and input regarding annual compensation disclosure contained in our management proxy circular.

Fees paid to Meridian for executive compensation-related services in 2014 and 2013 are provided below. Meridian provided no other services to Encana in 2014 or 2013.7

	2014	2013
Meridian Compensation Partners LLC	$217,281	$270,892

Meridian reports directly to our HRCC Chairperson, Ms. Nimocks, and performs all services under the direction of the Committee. Where Meridian is requested to provide services in consultation with HR management, such services are pre-approved by Ms. Nimocks and performed under her direction.

Information provided by Meridian is only a component of the HRCC’s deliberations regarding our program, including executive compensation. Using its expertise and informed judgment, the Committee takes into consideration various factors, including overall corporate performance, individual leadership and our program’s objectives, when approving and developing compensation recommendations for review and approval by the Board.

[7]

In 2013, Meridian provided services to Ms. Nimocks in her capacity as member of the Search Committee appointed by the Board to identify and recommend proposed compensation arrangements for our new President & CEO. Amounts above include fees received by Meridian in 2013 for these services.

ROLE OF MANAGEMENT

To assist in fulfilling its duties, the HRCC receives information from Encana HR management, who assists the Committee by preparing meeting materials, including program information, corporate performance analysis and competitive market data relevant to the compensation of our executives.

HR management also works directly with Mr. Suttles to prepare annual target total direct compensation recommendations for each ELT member. Mr. Suttles presents his annual performance assessments and corresponding compensation recommendations for each ELT member to the HRCC and the Board at the joint compensation meeting held each February to review and approve annual compensation matters. This meeting is referred to as the annual “Joint Compensation Meeting”.

OTHER COMPENSATION ADVISORY SERVICES

From time to time, HR management engages Towers to provide analysis and information, including competitive market data regarding our executive compensation program. Towers also serves as actuary to our Canadian pension plans and in this capacity, provided pension-related services to HR management in 2014. In addition, Towers provided health and group benefits and communication services in the U.S. to HR management in 2014. Pension information prepared by Towers regarding matters within the HRCC Mandate is provided to the HRCC for review at its meetings. In 2014 and 2013, Towers received the following fees for executive compensation-related and other services to HR management:

Towers Watson	2014	2013
Executive Compensation-Related Services	$172,181	$69,150
Other Services	$1,532,272	$1,253,797

COMPENSATION PEER GROUP

Key to ensuring our long-term success is our ability to attract and retain high performing executives to drive the execution of our business and strategic objectives. We therefore benchmark our program and compensation of our executives against a group of industry peers carefully selected by the HRCC based on their comparability to Encana (our “Compensation Peer Group”). Benchmarking data from our Compensation Peer Group is used by the HRCC to evaluate the market competitiveness of the salaries, annual Bonus opportunity and target LTI values of our CEO, Mr. Suttles, and ELT members.

Encana is a leading North American energy producer focused on developing its strong portfolio of resource plays of natural gas, oil and natural gas liquids in the U.S. and Canada. With headquarters in Calgary, Alberta and Denver, Colorado, our ELT is split between both locations, with each executive responsible for managing a North American organization.

In 2014, Mr. Suttles and two of our remaining NEOs, Mr. McAllister and Ms. Brillon, were Canadian-based. Our other two remaining NEOs, Mr. Hill and Ms. Zemljak, were U.S.-based. Mr. Suttles was hired from the U.S. in 2013, and works from our headquarters in Calgary. We therefore benchmark the compensation of our individual ELT members to the country in which they are based, and Mr. Suttles to a North American benchmark.

Our North American focus is reflected in the composition of our Compensation Peer Group. Comprised of industry peers of comparable size, scope and nature of operations as Encana, this group also consists of companies with whom we primarily compete for executive talent in North America. Our current Compensation Peer Group (subject to one change in 2014, described below), was approved by the Committee in 2013, following a comprehensive evaluation process in which prospective companies were carefully screened and selected based the following criteria:

SCREENING CRITERIA
EVALUATION CRITERIA	Financial & Operational Comparability	Nature & Scope of Operations	Identification as a Competitive Peer
	¡ Total assets ¡ Product mix ¡ Market capitalization ¡ Reserves ¡ Enterprise value ¡ Revenues ¡ Production	¡ Upstream exploration and production ¡ Primarily North American operations ¡ Operate in similar plays ¡ Development of unconventional resources	¡ Competitor for executive talent or investment capital ¡ Identified internally or externally as an Encana peer ¡ Identifies Encana as its peer

The Committee reviews the Compensation Peer Group each year to ensure it remains an appropriate comparator group for benchmarking purposes. In 2014, as part of this ongoing review process, the Committee approved the addition of Cabot Oil & Gas Corporation (and corresponding removal of QEP Resources Inc.) based on its superior alignment with the above selection criteria. With this change, the Compensation Peer Group was affirmed by the Committee, comprised of 12 Canadian and 12 U.S.-based companies as follows:

Canadian Peers		U.S. Peers
ARC Resources Ltd.	Husky Energy Inc.	Apache Corporation	Hess Corporation
Canadian Natural Resources Limited	Imperial Oil Limited	Cabot Oil & Gas Corporation*	Marathon Oil Corporation
Canadian Oil Sands Limited	Suncor Energy Inc.	Chesapeake Energy Corporation	Murphy Oil Corporation
Cenovus Energy Inc.	Talisman Energy Inc.	Continental Resources, Inc.	Noble Energy, Inc.
Crescent Point Energy Corp.	Penn West Petroleum Ltd.	Devon Energy Corporation	Pioneer Natural Resources Company
Enbridge Inc.	TransCanada Corporation	EOG Resources, Inc.	Southwestern Energy Company

*	Added in 2014, replacing QEP Resources Inc.

The Committee also uses a peer group to assess our relative TSR performance under our PSU Plan (our “PSU Performance Peer Group”). This group differs from our Compensation Peer Group, as it is comprised of companies with whom we compete for investment capital, as opposed to executive talent. For more information regarding our PSU Performance Peer Group, please see page 37.

Target Compensation

Annual compensation for our executives is generally targeted at the median (or 50th percentile) of comparable roles in our Compensation Peer Group for target corporate and individual performance. Compensation is adjusted above the median for exceptional corporate and individual performance, and below the median for performance that fails to meet expectations.

Market data from our Compensation Peer Group is used by the HRCC as a guide only. Annual compensation for our executives is determined based on various factors, including corporate and individual performance, scope of role, experience, leadership abilities, competitive pressures and internal equity considerations. Annual compensation recommendations for Mr. Suttles and each ELT member are developed by the HRCC and provided to the Board for review and approval at the February Joint Compensation Meeting.

COMPENSATION DECISION-MAKING PROCESS

Annual Work Plan

Decisions regarding our executive compensation program reflect a rigorous process of analysis and review conducted by the HRCC over the course of the year. To assist in the discharge of its duties, the HRCC follows a detailed Annual Work Plan, which represents the schedule of business items to be addressed by the HRCC during the year. Each year, the Annual Work Plan schedule commences and ends with the Joint Compensation Meeting.

Annual Joint Compensation Meeting

Each February, the following annual compensation items are reviewed by the HRCC and approved by the Board at the Joint Compensation Meeting:

PERFORMANCE EVALUATION	PERFORMANCE PERIOD	PURPOSE	COMPENSATION IMPACT
Corporate performance relative to Board-approved strategic, operational and financial metrics in our Company Scorecard. Approved results are referred to as our “Company Score”	Prior calendar year	Determine Company award portion of annual Bonus opportunity

CEO: For 2014, 100 percent of Bonus award based on Company Score, subject to discretionary adjustment by the Board based on individual performance considerations

ELT Members: For 2014, 50 percent of Bonus award based on Company Score

Individual performance of each ELT member relative to role-specific personal objectives established for prior year. Approved results are referred to as the executive’s “Individual Award”	Prior calendar year	Determine Individual Award portion of annual Bonus opportunity	ELT Members: For 2014, 50 percent of Bonus award based on approved Individual Award
Corporate performance based on Board-approved targets relative to following LTI Plan performance measures: (i) relative TSR (PSU grants since 2013); and (ii) PSU Recycle Ratio (legacy 2012 PSU grants)	Prior three years (2013 – 2015 PSU grants), vesting deferred for three years Prior year (legacy 2012 PSU grants); final vesting occurred in 2015	Determine vesting eligibility of PSU grants

2013-2015 PSU Grants: Approved three-year relative TSR results will determine vesting eligibility of PSUs vesting in 2016, 2017 and 2018. (CEO and ELT Members)

2012 PSU Grant: Annual PSU Recycle Ratio results determine vesting of 2012 PSU grant. Vesting of final portion (or 40 percent) of 2012 grant determined at February 2015 Joint Compensation Meeting

(Three ELT Members, excludes CEO)

The Committee carefully examines the above annual performance items before developing annual compensation recommendations for our CEO and ELT members. The Committee also considers individual scope of responsibilities, retention, internal equity, competitive market data and independent analysis from Meridian prior to providing its recommendations to the Board. Such recommendations are reviewed by the Board and, subject to any modifications determined necessary, approved by the Board during the in-camera session of the February Joint Compensation Meeting.

COMPENSATION ELEMENTS

COMPENSATION COMPONENTS

Compensation for our executives is comprised of base salary, annual Bonus opportunity (a portion of which executives may elect to receive as DSUs), and LTI grants consisting of PSUs, Options (or, for our U.S.-based executives, Stock Appreciation Rights (“SARs”)) and RSUs. Pension, benefits and certain perquisites are also provided to our executives, however represent a small component of overall compensation. Canadian and U.S. executives also participate in the same pension and benefit plans as are provided to other employees in their respective country.

Total annual direct compensation of our executives is significantly weighted on performance-based (or “at risk”) elements. The respective proportion of the total direct compensation of Mr. Suttles, and remaining NEOs (on average) for 2014 is illustrated below:

The respective elements of our executives’ 2014 annual total direct compensation are described below. Variable (or “at risk”) elements are noted in blue; fixed compensation elements are noted in grey. For more detailed information regarding each compensation component, please see pages 35 to 40.

ELEMENT	FORM	PERFORMANCE PERIOD	OBJECTIVES	PAYOUT
Base Salary	Cash	One year	Provide market competitive base compensation	Fixed amount, paid throughout year
Annual Incentive (or “Bonus”)	Cash (May defer 25 percent or 50 percent of award into DSUs)	One year	Reward execution of results relative to key operational and financial metrics in our 2014 Company Scorecard and annual individual performance objectives	At risk Variable based on corporate and individual performance, as approved by Board
Long-Term Incentives (“LTIs”)	PSUs (Relative TSR, 2013-2015 grants)	Three year cliff vest	Align executive and shareholder interests Reward relative performance of Common Share price Increase equity ownership Assist with retention Maintain market competitiveness	At risk Determined by our TSR relative to our PSU Performance Peer Group over three years
	(PSU Recycle Ratio, 2012 Grants)	Assessed annually Vest 30/30/40 percent over three years; payout deferred for three years		Determined by PSU Recycle Ratio performance relative to Board-approved thresholds over three year period Settled in cash
	Options/SARs	Five year term Vest 30/30/40 over three years		At risk Value determined by appreciation in our Common Share price relative to price at date of grant
	Performance Options (CEO Only, 2013 grant)	Five year term Eligible to vest 50 percent after two years or 100 percent after four years where performance conditions met

At risk

Vesting and payout conditional upon prescribed increases to our Common Share price over four year period. Value determined by appreciation in our Common Share price relative to price at date of grant

	RSUs	Three year cliff vest		Variable based on Common Share price value at vesting date Settled in cash

ANNUAL BASE SALARY

Base salaries provide a fixed element of pay, reflecting an executive’s scope of responsibilities, experience, and competitive market data from our Compensation Peer Group. Annual base salary recommendations are developed by the Committee and recommended to the Board for approval.

Base salaries for our NEOs for 2014 were approved at the Joint Compensation Meeting held in February 2014. At that meeting, Mr. Suttles’ 2014 base salary was increased by 5.7 percent to $956,585. The Board also approved slight increases to the annual base salaries of three of our NEOs to align with corresponding market data from our Compensation Peer Group and more accurately reflect the larger cross-border portfolio of each individual arising from recent organizational restructuring. Such adjustments were comprised as follows: Mr. McAllister, (+3 percent); Ms. Brillon (+1.7 percent); and Ms. Zemljak (+3.3 percent). The 2014 annual base salary of NEO, Mr. Hill, was previously approved by the Board effective January 1, 2014, concurrent with his appointment as Executive Vice-President.

Further information regarding our NEOs’ 2014 base salaries is provided in the “2014 Compensation Decisions” section starting on page 41.

ANNUAL INCENTIVE (OR “BONUS”) PLAN

Our annual Bonus plan is designed to incent our employees, including our executives, to achieve annual corporate and individual performance objectives. Corporate performance is measured relative to the execution of key, Board-approved, measures in our Company Scorecard outlined on page 24. Individual performance is assessed relative to achievement of role-specific business objectives established at the beginning of the year. Annual Bonus opportunity is expressed as a percentage of base salary (“Bonus Target”) calculated as follows:

2014 Bonus Target

For 2014, Mr. Suttles’ Bonus Target was 125 percent of base salary with a maximum opportunity of two times Bonus Target (or 250 percent base salary) for exceptional performance. For 2014, Mr. Suttles’ Bonus opportunity was based 100 percent on approved 2014 Company Scorecard results (the “Company Score”) subject to discretionary adjustment by the Board to reflect individual performance considerations.

Annual Bonus calculations for 2014 for our remaining NEOs were based 50 percent on Company Score results and 50 percent on individual performance (“Individual Award”), as approved by the Board. Individual Bonus Targets for our remaining NEOs, relative to their respective base salaries, were as follows: Mr. McAllister (90 percent); Ms. Brillon (75 percent); Mr. Hill (60 percent) and Ms. Zemljak (60 percent). Each NEO, including Mr. Suttles, is eligible to receive up to two times their respective Bonus Target for demonstrated exceptional performance.

2014 Company Scorecard Results

Our 2014 Company Scorecard results were reviewed by the Board at its Joint Compensation Meeting with the HRCC held in February 2015, and approved as follows:

In addition to these quantitative results, the Board has discretion to adjust the Company Score, within a limited range, to account for extraordinary or unanticipated elements of performance. In 2014, as outlined in the Letter to Shareholders at page 24, there were many aspects of our performance that made it an outstanding year; in particular, a record safety performance despite a significant level of change during the year. In light of this, the Board exercised its discretion, and approved a final Company Score of 171 percent of target.

2014 Individual Performance Results

Annual Bonus opportunity is also based on individual performance relative to role-specific objectives established at the beginning of the year, as approved by the Board. Individual Awards may range from 0 percent for unsatisfactory performance, to 200 percent of Target Bonus for outstanding performance during the year.

For Mr. Suttles, his Bonus award opportunity is tied 100 percent to Company Score results, although the Board has discretion to adjust based on individual performance considerations. In determining Mr. Suttles’ 2014 Bonus award, the Board applied the approved Company Score of 171 percent and in recognition of his transformative leadership and individual performance achievements in 2014, applied modest discretion to award a final Bonus award of $2,131,391, representing a total combined bonus of 178 percent of the Company Scorecard target.

[8]

Total Capital is the capital incurred for upstream, midstream, and corporate activities. It includes base maintenance, optimization, carry-in capital and incremental programs, but excludes capitalized G&A.

[9]	Total costs represent the primary controllable cash cost outlays incurred by the Company, including operating, transportation and processing, and total G&A costs.
[10]	Exit Production Mix is a measure of the year end production of oil, NGLs, and natural gas volumes relative to total volumes, converted on a value equivalency for gas in the fourth quarter.

For our remaining NEOs, individual performance is assessed by the Board relative to role-specific annual objectives approved by the CEO. At the February 2015 Joint Compensation Meeting, Mr. Suttles presented his 2014 performance assessments and corresponding recommended Individual Awards for each ELT member to the Board. Information regarding the 2014 Bonus awards approved by the Board in respect of Mr. Suttles and our remaining NEOs can be found in the “2014 Compensation Decisions” section starting on page 41.

LONG-TERM INCENTIVE (“LTI”) COMPENSATION

Annual LTI grants represent a variable portion of executive pay, for which compensation opportunity is “at risk”, as it is based on the future absolute and relative performance of our Common Share price. Annual LTI grants are intended to motivate our executives to increase shareholder value, enhance individual equity ownership and aid with retention.

Decisions regarding annual LTI grants to our executives, including the composition and value of such grants, are recommended by the HRCC and approved by the Board. LTI grant recommendations are based on the executive’s role, corporate and individual performance, and informed by competitive market data, information from Meridian, as well as prior LTI grants. For 2014, annual LTI grant recommendations were approved by the Board at the February 2014 Joint Compensation Meeting.

Details regarding the annual LTI awards made to Mr. Suttles and remaining NEOs can be found in the “2014 Compensation Decisions” section starting on page 41.

2014 LTI Mix

For 2014, Mr. Suttles and our remaining NEOs received annual LTI grants consisting of: (i) 50 percent PSUs; (ii) 25 percent Options; and (iii) 25 percent RSUs. Our U.S.-based NEOs receive SARs in lieu of Options. We believe the use of a balanced portfolio of LTI vehicles motivates our executives to increase shareholder value, achieve Board-approved performance thresholds, aids with retention, and is consistent with both customary market practice and prudent risk management principles.

2014 PSU Grants: Relative TSR

Since 2013, the Corporation has used relative TSR as the performance measure for executive PSU grants. Grants are “cliff vested”, meaning all vesting and payout of PSUs is fully deferred for three years from the date of grant (until 2017 for 2014 PSU grants). In 2014, PSUs represented 50 percent of the grant date expected value of LTI awards to our executives.

The purpose of the PSU Plan is to align the interests of our executives and our shareholders by rewarding relative shareholder value creation. Under these grants, Encana’s TSR performance is measured over a three-year period relative to a fourteen company PSU Performance Peer Group approved by the Committee. The PSU Performance Peer Group, which consists of similarly constituted companies with whom we compete for investment capital, was selected by the Committee based on the following criteria:

PSU PERFORMANCE PEER GROUP: SELECTION CRITERIA
Similar market capitalization (between 0.5x and 2.0x Encana)	North American headquartered	Material natural gas interests
Upstream exploration and production	Operating in similar plays in North America	Development of unconventional resources

Based on the above criteria, the Committee approved following PSU Performance Peer Group in respect of 2014 PSU grants:

PSU PERFORMANCE PEER GROUP
Anadarko Petroleum Corporation	Devon Energy Corporation
Apache Corporation	Marathon Oil Corporation
Cabot Oil & Gas Corporation	Noble Energy, Inc.
Canadian Natural Resources Limited	Pioneer Natural Resources Company
Chesapeake Energy Corporation	Range Resources Corporation
Concho Resources Inc.	Southwestern Energy Company
EOG Resources, Inc.	Talisman Energy Inc.

Vesting eligibility under these PSU grants is based on Encana’s three-year relative TSR performance. Vesting opportunity ranges from a minimum of zero to a maximum cap of two times the original PSU grant. The potential range of payout opportunity for PSU grants made to our executives from 2013 – 2015, inclusive, is illustrated below.

Three-Year TSR Ranking*	Below P25	P25	P50	P75	P90 and Above
Payout Multiplier (% Original PSU Grant)	0	0.5 times	1 times	1.5 times	2 times

* Represents the Corporation’s achieved TSR performance relative to the PSU Performance Peer Group. Performance results between the above performance thresholds will be interpolated.

The vesting eligibility of PSU grants made to our executives in 2013 (the first year we used relative TSR as our vesting criteria) will be assessed by the Board (based on Encana’s three-year relative TSR performance) at the Joint Compensation Meeting held in February 2016.

Historical PSU Awards: PSU Recycle Ratio (2012)

PSUs granted to our (then constituted) executive team in 2012 used Recycle Ratio, a key industry indicator of cost efficiency and profitability, as the performance measure (“PSU Recycle Ratio”).

Within the energy industry, Recycle Ratio measures the ability to generate operating cash flow in excess of the cost of adding reserves. It relates the profit generated per unit of volume by the production base each year (“Netback”) to the cost of adding new proved reserves through the drill bit (“Finding & Development Costs”) per unit of volume in the same year. This calculation is commonly expressed as:

Recycle Ratio	=	Netback (Per Mcfe)
Finding & Development Costs (Per Mcfe)

Netback is calculated by including realized hedging, less corporate administration costs. Finding & Development Costs are calculated based on capital spending and proved reserves additions following the determination of our total proved reserves.

Vesting eligibility is assessed by the Board each year based on a three-year schedule of 30/30/40 percent of the original PSU grant. Vesting (and payout) opportunity is based on the following performance targets approved by the Board:

Performance Range		Threshold	Target	Maximum
Performance Thresholds (PSU Recycle Ratio)	Above 2.50	1.50	2.00	2.50	Below 1.50
Payout Eligibility (% PSU Tranche)	Board Discretion	50	100	150	Board Discretion
Forfeiture (% PSU Tranche)	0	50	0	0	>50

* Payout opportunity for performance between the above thresholds (i.e. between 2.50 and 1.50) is interpolated.

Where a performance threshold is achieved, a corresponding number of PSUs (“Eligible PSUs”) are attributed a notional cash value, based on the average closing price of Common Shares on the TSX (or, for our U.S.-based NEOs, the New York Stock Exchange (“NYSE”)) over the last 20 trading days of the calendar year (“Eligible PSU Amount”). PSUs deemed ineligible to vest (based on performance) are immediately forfeited and cancelled. Vesting and payout of accrued Eligible PSU Amounts is deferred for three years from the grant date.

Vesting eligibility of the final tranche (or 40 percent) of the 2012 PSU grant, based on the PSU Recycle Ratio determined for 2014, was assessed by the Board at the February 2015 Joint Compensation Meeting. At that meeting, the Board approved a PSU Recycle Ratio of 2.00, resulting in 100 percent of the final tranche of the 2012 PSU grant being deemed Eligible PSUs.

Due to the significant organizational changes since 2013, including to our former executive team, only three of our NEOs, Mr. McAllister, Ms. Brillon and Ms. Zemljak, continue to hold legacy 2012 PSU grants in 2014.

Further information on our PSU Plan, see “Equity Compensation Plan Information – Performance Share Unit Plan (“PSU Plan”)”.

STOCK OPTIONS AND SARS

In 2014, 25 percent of annual LTI awards granted to our executives consisted of Options granted under our ESOP. In lieu of Options, our U.S.-based NEOs are granted SARs under our Employee Stock Appreciation Rights Plan (“ESAR Plan”). As their value is based solely on increases to our Common Share price, we believe Option/SAR grants represent “at risk” compensation, and align the interests of our executives with those of our shareholders. We also grant Options/SARs to assist with retention and remain competitive within our Compensation Peer Group.

Options/SARs vest over a three-year period, based on a schedule of 30/30/40 percent, and have a five-year term, following which they expire if unexercised. Subject to shareholder approval of the proposed amendments to the ESOP (as outlined on pages 18 to 19), Options/SARs granted to our executives commencing with grants made effective March 13, 2015 will have a term of seven years.

The exercise price of Options/SARs granted in 2014 was based on the closing price of Common Shares on the applicable stock exchange (TSX or NYSE, respectively) on the trading day immediately prior to the grant date (the “Grant Price”). In the event of a trading blackout period, the Grant Price is based on the closing price of Common Shares on the first full trading day following the end of the Blackout Period. Encana does not, and has not, backdated or re-priced Options/SARs.

Upon hire in 2013, Mr. Suttles was provided with a one-time, newly constituted Performance Option grant under the ESOP. Under this grant, vesting is conditional upon a 30 percent increase in our Common Shares price over specified performance period(s). In the event this increase is achieved within the 30 trading day period prior to the second anniversary of the grant, 50 percent of the Performance Options vest. Where this increase is achieved within the 30 trading days prior to the fourth anniversary of the grant, 100 percent will vest. Should our Common Share price fail to achieve these performance targets within the time period(s) specified, the Performance Options are forfeited by Mr. Suttles and are cancelled.

For more information on our ESOP and ESAR Plan, see “Equity Compensation Plan Information – Employee Stock Option Plan (“ESOP”)’’ and “Equity Compensation Plan Information – Employee Stock Appreciation Rights (“ESAR”) Plan” on pages 58 to 61.

RESTRICTED SHARE UNITS (“RSUs”)

We also grant RSUs to our executives to assist with retention, encourage increases to our Common Share price over time, and to remain competitive within our Compensation Peer Group. In 2014, RSUs represented 25 percent of the grant date expected value of LTI awards to our executives.

Each RSU granted in 2014 has a notional value equivalent to the value of an Encana Common Share at the date of grant. RSUs are cliff vested, such that all vesting and payout is deferred for three years from the grant. Vested RSUs are settled in cash, valued based on the closing price of our Common Shares on the trading day which immediately precedes the RSU vesting date.

The grant date value of all LTI grants made to our CEO and remaining NEOs in 2014 is included in the Summary Compensation Table (“SCT”) and subsequent tabular disclosure starting on page 49.

For more information on our RSU Plan, see “Executive Compensation Plan Information – Restricted Share Unit Plan (“RSU Plan”)”.

OTHER TOTAL COMPENSATION ELEMENTS

Pension and Retirement Arrangements

Details regarding the pension and retirement arrangements provided to Mr. Suttles and our remaining NEOs are found in the “Retirement & Pension Plan Benefits” section of this document on pages 52 to 55.

Executive Perquisites

We provide certain perquisites to our executives. These annual perquisites consist of a prescribed allowance for: (i) personal benefits; (ii) financial counseling and tax services; (iii) club membership fees; and (iv) an annual medical examination to promote good health and active living. The annual value of these executive perquisites is included in the “Other Compensation” column of the SCT on page 49.

Executive Benefits

Our executives participate in the same employee benefits and Company-sponsored programs as our other employees, based on the country in which they reside.

Certain additional benefits were provided to Mr. Suttles upon hire in 2013. These benefits, approved by the Board as part of his original compensation arrangements, were provided to encourage Mr. Suttles’ timely relocation from the U.S. to Calgary, Alberta and to facilitate the safe and efficient management of his continuing obligations and commitments as a U.S. citizen. These benefits include: (i) a prescribed value annual travel bank, to be used for personal travel on Company aircraft; and (ii) two-round trip business class flights per year to enable Mr. Suttles to visit the U.S. Such benefits are treated as employment income and are therefore fully taxable to Mr. Suttles. Mr. Suttles receives no tax gross-ups or loans in respect of his use of the travel bank. Moreover, any unused balance remaining in the travel bank at the end of the year is forfeited by Mr. Suttles and cancelled.

The value of the above benefits is included under the “Other Compensation” column in the SCT on page 49.

EMPLOYEE DEFERRED SHARE UNIT PLAN

Executives may elect to convert either 25 or 50 percent of their annual Bonus award into DSUs. Under our Employee Deferred Share Unit Plan (the “Employee DSU Plan”), such elections must be made before December 31 of the calendar year prior to the performance year and once made, are irrevocable. Following such election, the number of DSUs credited to the executive is calculated as follows:

Credited DSUs are payable to the executive in cash following cessation of employment only. DSUs attract additional DSUs equivalent to dividends declared payable on our Common Shares. DSU holdings are included for purposes of determining an executive’s equity ownership levels under our Share Ownership Guidelines discussed on page 44. For 2014, Ms. Zemljak elected to convert 50 percent of her 2014 Bonus award into DSUs, whereas Ms. Brillon and Mr. Hill elected to convert 25 percent of their respective Bonus awards into DSUs.

2014 COMPENSATION DECISIONS

The following provides an overview of the roles and key accomplishments of each NEO, as well as a summary of the corresponding compensation decisions and compensation awarded by the Board to each individual for 2014.

DOUG SUTTLES

President & Chief Executive Officer

Mr. Suttles is responsible for the overall success of Encana and for creating, planning, implementing and integrating our strategic vision. This includes overall responsibility for operating and growing our business while managing risk to achieve our goal of growing shareholder value through our strategy of disciplined focus on profitable growth.

2014 Performance Results

•       Achievement of 2017 strategic goals in 2015, two years ahead of original targets

•       Successful transition of asset portfolio, including a year-over-year increase in liquids growth of 61 percent

•       Two-thirds of cash flow derived from liquids in 2014, an increase of 27 percent over 2013

•       Successful completion of IPO of PrairieSky Royalty Ltd., the largest energy IPO in Canadian history, generating an aggregate gross value to Encana of C$1.67 billion, followed by a secondary offering valued at C$2.6 billion

•       $7.1 billion acquisition of Athlon Energy Inc., establishing a premier position in the oil-rich Permian Basin

•       $3.1 billion acquisition of high quality Eagle Ford assets in a top resource play

•       Total costs reduced by $150 million

•       Successful transformation of the Company’s culture, focused on core values of teamwork, agility and the drive to succeed

2014 Compensation Decisions

•       Mr. Suttles’ 2014 base salary was increased from $905,000 to $956,585, effective April 1, 2014

•       Annual Bonus award opportunity based 100 percent on 2014 Company Score, subject to discretionary adjustment by the Board based on individual performance considerations

•       2014 Bonus Target is 125 percent of base salary, with opportunity to receive up to two times Bonus Target (or 250 percent of base salary) for outstanding performance, as determined by the Board

•       2014 Bonus award (paid in March, 2015) was $2,131,391, representing a total Bonus score of 178 percent

•       2014 LTI award has a grant date fair value of $5,430,034, comprised of 50 percent PSUs (based on relative TSR), 25 percent Options and 25 percent RSUs

2014 Compensation	Base Salary	Bonus Award	LTI Award	Total	Performance-Based
	$956,585	$2,131,391	$5,430,034	$8,518,010	89%

SHERRI BRILLON

Executive Vice-President & Chief Financial Officer

Ms. Brillon is responsible for the overall direction and stewardship of Encana’s financial operations and for ensuring Encana has the financial resources in place to enable the execution of our strategy.

2014 Performance Results

•       Stewarded the financial management requirements associated with Encana’s execution of approximately $18 billion of acquisition and divestiture activities in 2014

•       Maintained the Company’s investment grade credit rating

•       Played a lead role in the IPO and creation of PrairieSky Royalty Ltd.

•       Successfully oversaw the secondary sale of Encana’s remaining ownership interest in PrairieSky Royalty Ltd.

2014 Compensation Decisions

•       Ms. Brillon’s 2014 base salary was increased from $520,375 to $529,425, effective April 1, 2014

•       Annual Bonus award opportunity based 50 percent on 2014 Company Score and 50 percent on Individual Award

•       2014 Bonus Target is 75 percent of base salary, with opportunity to receive up to two times Bonus Target (or 150 percent base salary) for outstanding performance, as approved by the Board.

•       2014 Bonus award (paid in March, 2015) was $716,709, representing a Company award of $339,493 and Individual Award of $377,216

•       2014 LTI award has a grant date fair value of $1,810,000, comprised of 50 percent PSUs (based on relative TSR), 25 percent Options and 25 percent RSUs

2014 Compensation	Base Salary	Bonus Award	LTI Award	Total	Performance-Based
	$529,425	$716,709	$1,810,000	$3,056,134	83%

MIKE McALLISTER

Executive Vice-President & Chief Operating Officer

Mr. McAllister is responsible for ensuring operational excellence across all of Encana’s North American assets, focusing on leveraging top-tier plays and optimizing base production to reduce costs, increase netbacks and enhance profitability. Mr. McAllister is also responsible for Encana’s Environment, Health & Safety (“EHS”) performance.

2014 Performance Results

•       Best safety performance in the Company’s history

•       Achieved liquids growth of 61 percent year-over-year

•       Operating earnings increased 25 percent over 2013, despite a 7 percent decrease in capital investment

•       Drove efficiency in base production to significantly reduce base decline from 34 percent to 29 percent

•       Successful and capital efficient integration of Eagle Ford and Permian Basin assets into operations

•       Operations successfully transitioned into one North American organization, with a 25 percent reduction in staff

2014 Compensation Decisions

•       Mr. McAllister’s base salary was increased from $610,875 to $628,975, effective April 1, 2014

•       Annual Bonus award opportunity based 50 percent on 2014 Company Score and 50 percent on Individual Award

•       2014 Bonus Target is 90 percent of base salary, with opportunity to receive up to two times Bonus Target (or 180 percent base salary) for outstanding performance, as approved by the Board.

•       2014 Bonus award (paid in March, 2015) was $1,050,074, representing a Company award of $483,996 and Individual Award of $566,078

•       2014 LTI award has a grant date fair value of $2,715,000, comprised of 50 percent PSUs (based on relative TSR), 25 percent Options and 25 percent RSUs

2014 Compensation	Base Salary	Bonus Award	LTI Award	Total	Performance-Based
	$628,975	$1,050,074	$2,715,000	$4,394,049	86%

DAVID HILL

Executive Vice-President, Exploration & Business Development

Mr. Hill is responsible for Encana’s Business Development portfolio, and exploration of new and emerging plays to ensure Encana continues to be a leader in identifying and securing a top-tier resource portfolio.

2014 Performance Results

•       Successfully led efforts to transition Encana’s portfolio to liquids in 2014 through the $7.1 billion acquisition of Athlon Energy, establishing a premier oil position in the Permian Basin, and the $3.1 billion acquisition of high-quality Eagle Ford assets

•       Directly contributed to unlocking C$4.27 billion of value through the PrairieSky Royalty Ltd. IPO and subsequent secondary offering

•       Successfully led efforts to complete $4.7 billion in proceeds from thirteen asset divestitures completed in 2014

•       Oversaw the successful appraisal of Encana’s Tuscaloosa Marine Shale play

2014 Compensation Decisions

•       Mr. Hill’s 2014 base salary was increased from $295,000 to $400,000, effective January 1, 2014, concurrent with his promotion as Executive Vice-President

•       Annual Bonus award opportunity based 50 percent on our 2014 Company Score and 50 percent on Individual Award

•       2014 Bonus Target is 60 percent of base salary, with opportunity to receive up to two times Bonus Target (or 120 percent base salary) for outstanding performance during the year, as approved by the Board.

•       2014 Bonus award (paid in March, 2015) was $445,200, representing a Company award of $205,200 and Individual Award of $240,000

•       2014 LTI award has a grant date fair value of $1,500,000, comprised of 50 percent PSUs (based on relative TSR), 25 percent Options and 25 percent RSUs

2014 Compensation	Base Salary	Bonus Award	LTI Award	Total	Performance-Based
	$400,000	$445,200	$1,500,000	$2,345,200	83%

RENEE ZEMLJAK

Executive Vice-President, Midstream, Marketing & Fundamentals

Ms. Zemljak is responsible for the marketing of all of Encana’s natural gas, crude oil and natural gas liquids, and the execution of all commercial midstream negotiations. She is also responsible for leading an energy fundamentals team focused on the assessment of global energy markets and trends, executing a comprehensive commodity price risk management program and contributing to the overall strategic direction of Encana.

2014 Performance Results

•       Successfully led efforts to secured economic access to premium growth markets for Encana’s production growth in the Duvernay and Montney

•       Successfully oversaw the execution of a Montney midstream solution which allows Encana to reallocate capital to higher rate of return drilling projects while ensuring reliable economic midstream services and maintained future development flexibility

•       Oversaw the divestiture of Encana Natural Gas Inc., Cavalier and Balzac power stations, and Montney midstream assets

•       Played key leadership role in Encana’s cultural transformation. including the Company-wide adoption of new core values directly aligned with the Company’s strategy, and served as executive sponsor of the Encana Women’s Network

2014 Compensation Decisions

•       Ms. Zemljak’s 2014 base salary was increased from $450,000 to $465,000, effective April 1, 2014

•       Annual Bonus award opportunity based 50 percent on 2014 Company Score and 50 percent on Individual Award

•       2014 Bonus Target is 60 percent of base salary, with opportunity to receive up to two times Bonus Target (or 120 percent base salary) for outstanding performance during the year, as approved by the Board.

•       2014 Bonus award (paid in March, 2015) was $468,720, representing a Company Score award of $238,545 and Individual Award of $230,175

•       2014 LTI award has a grant date fair value of $1,500,000, comprised of 50 percent PSUs (based on relative TSR), 25 percent Options and 25 percent RSUs

2014 Compensation	Base Salary	Bonus Award	LTI Award	Total	Performance-Based
	$465,000	$468,720	$1,500,000	$2,433,720	81%

COMPENSATION GOVERNANCE PRACTICES

COMPENSATION RISK MANAGEMENT

The Committee and the Board are committed to ensuring potential risks associated with our compensation program are identified and mitigated to avoid unintended adverse consequences to Encana. The HRCC has adopted a structured approach to compensation risk, designed to ensure our program does not encourage undue risk taking by our executives. We achieve this through: (i) incorporating risk management principles directly into our program design; (ii) actively considering potential compensation risk in our decision-making process; and (iii) conducting an annual comprehensive review of our program relative to current and emerging risk management principles.

Our program design incorporates compensation risk principles through the use of:

(i)	a balance of Board-approved strategic, operational and financial performance metrics to determine our Company Score;
(ii)	a portfolio of LTI vehicles, both time and performance-based, in our annual LTI grants;
(iii)	three-year deferral of vesting for 85 percent of our executive LTI grants; and
(iv)	maximums (or caps) on vesting in our PSU grants.

We believe these features reduce compensation risk by diversifying rewards, and eliminating reliance on any single or limited number of performance measures to determine incentive compensation for our executives. Such risk is also managed through consistent application of our program, which applies to all employees, including our executives.

Compensation risk is also mitigated through our corporate governance measures, which include Share Ownership Guidelines, an Incentive Compensation Clawback Policy and prohibitions regarding hedging of equity awards, all of which apply to our executives.

The Committee also engages its independent advisor, Meridian, to complete an annual Compensation Program Risk Assessment of our program and related practices. In 2014, Meridian conducted an extensive review of our program, following which it concluded that “it is not reasonably likely that the Company’s executive pay programs will have a material adverse impact on the Company, its business and its value.” This external risk assessment process was actively reviewed and formally endorsed by the Committee in 2014.

EXECUTIVE SHARE OWNERSHIP GUIDELINES

Since 2002, Encana has had Share Ownership Guidelines (the “Guidelines”) to align the long-term interests of our executives with those of our shareholders. Under the Guidelines, executives and designated Vice-Presidents are required to meet minimum share ownership levels, calculated as a multiple of base salary, within a five-year period. In the event a participant is promoted and his or her target is increased, a further two-year period is provided to meet the new share ownership target.

Under the Guidelines, participant share ownership is calculated based on the aggregate value of: (i) owned Common Shares (including beneficial ownership); (ii) unvested RSUs; and (iii) DSU holdings. Unexercised Option/SAR and PSU grants are not included for the purposes of this calculation. As part of its Annual Work Plan, the HRCC formally reviews the status of executive ownership under the Guidelines on an annual basis.

Three of our NEOs have achieved their required ownership levels under the Guidelines. Mr. Suttles, who joined Encana as CEO in June, 2013, and Mr. Hill, who was appointed to the ELT effective January 1, 2014, have another four years to achieve their respective required share ownership level under the Guidelines. The share ownership of our NEOs as at December 31, 2014 is as follows:11

Name and Position	Ownership Requirement (Multiple of Base Salary)	Current Ownership (Multiple of Base Salary)	Remaining Term to Achieve Guidelines
Doug Suttles President & CEO	5 times	3.58 times	4 years
Sherri Brillon Executive Vice-President & CFO	3 times	5.59 times	✓
Mike McAllister Executive Vice-President & COO	3 times	5.01 times	✓
David Hill Executive Vice-President, Exploration & Business Development	3 times	1.97 times	4 years
Renee Zemljak Executive Vice-President, Midstream, Marketing & Fundamentals	3 times	3.53 times	✓

INCENTIVE COMPENSATION CLAWBACK POLICY

In 2012, the Board adopted an Incentive Compensation Clawback Policy (the “Policy”). The Policy authorizes the Board to require the immediate reimbursement of all or any portion of annual short-term or LTI compensation received by or payable to an executive officer in the event of the following circumstances:

¡	Encana is required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement under applicable securities laws (the “Restatement”);

¡

Incentive compensation received by a current or former executive officer in respect of the years to which the Restatement pertains exceeds the amount that would have been received by the executive officer under the Restatement (the “Incentive Compensation”); and

¡	The executive officer engaged in gross negligence, intentional misconduct or fraud which either caused or significantly contributed to the material non-compliance resulting in the Restatement.

Where the above circumstances exist, the Board is authorized by the Policy to: (i) require the executive officer to immediately reimburse Encana for all or any Incentive Compensation previously paid; (ii) immediately terminate and forfeit any right of the executive to any Incentive Compensation (in the event not previously paid); (iii) immediately withhold or cancel the value of any Incentive Compensation from any outstanding amounts owing to the executive (including any unvested or unexercised LTI awards) to compensate for (or off-set) the value against any unrecovered Incentive Compensation amount; and/or (iv) initiate such other action against the executive as the Board may deem necessary.

[11]	Share ownership status calculated as at December 31, 2014, based on the yearly average price of Common Shares on the TSX of C$22.37 and NYSE of US$20.29

NO HEDGING POLICY

Our Securities Trading and Insider Reporting Policy expressly prohibits directors and all employees, including executives, from engaging in any form of equity monetization transactions (including the purchase of financial instruments to hedge or offset a decrease in value) involving the Encana securities that represent part of their LTI awards or, in respect of our executives, Encana securities held under our Guidelines.

PERFORMANCE GRAPH

The following chart compares the cumulative TSR for Encana on the TSX of $100 invested in Common Shares (assuming reinvestment of dividends) over the five most recently completed financial years with the equivalent cumulative value invested in each of the S&P/TSX Composite Index and the S&P 500 Index for the same period.

	2009	2010	2011	2012	2013	2014	Five Year TSR CAGR
ECA (TSX)	100	88	59	64	65	56	-11%
S&P/TSX COMPOSITE	100	117	107	115	129	143	7%
S&P 500	100	115	117	136	179	204	15%
PSU Peer Group Average	100	118	123	125	171	143	7%

Our Compound Annual Growth Rate (or “CAGR”) for our TSR was negative eleven percent over the five year period ending December 31, 2014. The above performance graph reflects Encana’s historical natural gas weighting and corresponding decline in natural gas price over the same period. For 2014, the graph reflects the rapid decline in oil price occurring over the latter part of the year.

Notwithstanding these conditions, strong results achieved in the execution of our strategy and the transition of our portfolio has served to position Encana well for the future, including the current commodity price environment. Compensation received by our executives over this period also reflects the corresponding experience of our shareholders. Total compensation received by Mr. Suttles since joining Encana in 2013, has trended in line with our TSR performance over this period. Our remaining NEOs have experienced directionally similar results. Moreover, approximately 64 percent of Mr. Suttles’ 2014 total direct compensation consisted of LTI opportunity, the value of which is tied to our Common Share price, and 50 percent of which (for 2014) is determined by our relative TSR performance over three years.

REALIZABLE COMPENSATION

Executive compensation is comprised substantially of LTI awards, for which payment is conditional upon both absolute increases in our Common Share price and our relative TSR. In 2014, total direct compensation of our CEO, Mr. Suttles, was comprised 64 percent of LTI compensation opportunity.

For purposes of this CD&A (and the SCT on page 49), LTI award eligibility is valued in accordance with applicable disclosure requirements (the “SCT Value”). Under this approach, LTI grants are calculated based on assumptions as to how LTIs may increase in value over time, using the Common Share price on the grant date. For PSU and RSU grants, the reported “SCT Value” grants assumes PSU target performance (or 100 percent vesting) of such grants and all RSUs will vest. For Options, the reported SCT Value is based on the fair value on the grant date and uses a bi-nominal pricing methodology to model the potential value over the life of the grant.

In contrast, a “Realizable Pay” analysis shows the respective LTI grant value on a calendar year basis. More specifically, it shows the actual LTI value on December 31 of the calendar year in which the grant was made, using our actual Common Share closing price at the end of the year. Under this approach, if our Common Share price is lower than the original LTI grant price, the realizable value of PSUs and RSUs will be less than the value attributed on the original grant date; Options will have zero realizable value. Conversely, if the Common Share price is higher at the end of the year, the realizable value of LTIs will exceed the original SCT Value. In this regard, “Realizable Pay” assists to illustrate the LTI value an executive could actually take home (or “realize”) at the end of the year.

The following charts illustrate the impact of using SCT Value as opposed to a Realizable Pay analysis for LTI grants made to Mr. Suttles in 2013 and 2014. For each year, the “Granted” bar shows the SCT Value of his total direct compensation in each year. The “Realizable” bar shows the Realizable Pay value of LTI grants made in each year, calculated as: (i) for PSUs, at actual value as paid out at December 31, 2014 (i.e. at $0); (ii) for RSUs, the value as though they had been paid out at December 31, 2014; and (iii) for Options, the in-the-money value of grants made during the period. The “Realizable Pay” analysis uses the actual closing price of our Common Shares as at December 31, 2014.

-

As shown above, the Realizable Pay value of Mr. Suttles’ total direct compensation in 2013 and 2014 is 62 percent less than the corresponding SCT values for the same years. This decline is primarily attributable to the decline in our Common Share price relative to the original LTI grant price over this period.(12)

(12)

While Realizable Pay is a useful method to illustrate the difference of actual compensation eligibility (on an annual basis) as compared to reported SCT value, there is no guarantee any NEO will actually receive the Realizable Pay value of their respective annual LTI grants. The ultimate value of any LTI grant is determined based on our relative TSR performance (for PSUs), and our Common Share Price performance (for PSUs, Options and RSUs).

WHAT TO EXPECT: CHANGES TO OUR PROGRAM FOR 2015

Changes to Our Program for 2015

The HRCC evaluates our program on an ongoing basis to ensure it remains aligned with our strategic objectives, regulatory developments, compensation best practices and the interests of our shareholders. As part of our commitment to ongoing continuous improvement, the following changes to our program, applicable to compensation in 2015, were approved by the Board in 2014:

¡

Commencing in 2015, annual Bonus weighting for Mr. Suttles and ELT members will be based 75 percent on the approved Company Score and 25 percent on Individual Award results. Annual Bonus opportunity for Mr. Suttles was previously weighted 100 percent on the approved Company Score, subject to adjustment for individual performance considerations. For ELT members, the previous weighting was 50 percent Company Score and 50 percent Individual Award.

¡

Amendments to our LTI Plans as follows: (i) our ESOP and ESAR Plan, to use the Volume Weighting Average Price (“VWAP”) of our Common Shares over the five trading days prior to the grant date to determine the LTI exercise price; (ii) our PSU and RSU Plans, to use the VWAP of our Common Shares over the five trading days prior to vesting to determine the value of any payout of vested units; and (iii) subject to shareholder approval (as outlined on pages 18 to 19) to our ESOP and ESAR Plan, to change the term for new Option/SAR grants from five to seven years.

¡

Our new 2015 Company Scorecard used to determine the Company Score portion of 2015 Bonus awards has been updated to reflect our progress and 2015 priorities in the execution of our strategy, as follows:

In 2015, the Committee will also be reviewing our executive change in control agreements and corresponding LTI grant documents, including the LTI vesting provisions upon a change in control.

SUMMARY COMPENSATION TABLE

The table below is a summary of the compensation paid or payable to Mr. Suttles, and remaining NEOs for services rendered to Encana and its subsidiaries for the three fiscal years ended December 31, 2014, 2013 and 2012, respectively.(1)

								Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)		Share-Based Awards(2) ($)		Option- Based Awards(3) ($)		Annual Incentive Plans(4) ($)		Pension Value(5) ($)	All Other Compensation(6) ($)	Total Compensation ($)
Doug Suttles President & CEO	2014 2013	943,689 509,063	(7)	4,072,533 6,448,125	(8)	1,357,501 3,733,125	(8)	2,131,391 876,796		99,750 36,200	294,790 854,943	8,899,654 12,458,252
Sherri Brillon Executive Vice-President & CFO	2014 2013 2012	527,163 514,719 486,438		1,357,535 1,278,974 810,140		452,501 426,321 270,041		716,709 581,519 489,350		58,825 57,106 53,395	87,412 87,703 84,083	3,200,145 2,946,342 2,193,447
Mike McAllister Executive Vice-President & COO	2014 2013 2012	624,450 593,906 460,041		2,036,285 1,778,080 1,158,335		678,752 592,693 174,942		1,050,074 819,183 1,090,864	(9)	222,920 651,444 1,501,990	93,249 92,549 82,499	4,705,730 4,527,855 4,468,671
David Hill Executive Vice-President, Exploration & Business Development	2014 2013 2012	400,000 290,750 274,250		1,125,019 262,519 0		375,000 87,500 0		445,200 170,362 159,328		51,592 36,741 35,075	479,355 51,516 51,305	2,876,166 899,388 519,958
Renee Zemljak Executive Vice-President, Midstream, Marketing & Fundamentals	2014 2013 2012	461,250 442,500 410,000		1,125,019 916,419 447,023		375,000 305,469 149,009		468,720 388,800 578,125	(10)	73,751 59,890 57,235	40,828 39,863 39,671	2,544,568 2,152,941 1,681,063

Notes:

(1)

Amounts in the SCT above were paid or are payable to Messrs. Suttles and McAllister and Ms. Brillon in Canadian dollars, however have been converted to U.S. dollars for each year using an exchange rate of C$1.00 = US$0.905 for year-over-year comparability.

(2)

Grant date fair value of 2014 RSU and PSU awards is calculated by multiplying the number of units granted by the closing price of Common Shares (or C$20.35 and $18.51) on the trading date immediately prior to the February 18, 2014 grant date. PSU and RSU compensation expenses are accounted for on a fair value basis, as required by U.S. GAAP.

(3)

The grant date fair value of Options granted in 2014 is determined by using a Black-Scholes-Merton Model based on 21.1 percent for Canadian grants and 23.0 percent for U.S. grants, applied using the following assumptions: Expected Term = 3.64 years; Volatility = 30.42 percent (Canadian grants), 33.20 percent (U.S. grants); Dividend Yield = 1.50 percent; Risk Free Rate = 1.09 percent. For 2013, for all grants this rate was 16.3 percent, applied using the following assumptions: Expected Term = 3.64 years; Volatility = 30.42 percent; Dividend Yield = 1.5 percent; Risk Free Rate = 1.09 percent. 2012 Option-based award values reflect the grant date fair value using the Binomial Lattice Option Pricing Model (the “Binomial Model”).

(4)

In 2013, Ms. Brillon and Mr. Hill each elected to convert 25 percent and Ms. Zemljak elected to convert 50 percent of their respective 2014 Bonus award into DSUs in accordance with the Employee DSU Plan. In 2012, Mr. McAllister elected to convert 25 percent and Ms. Zemljak elected to convert 50 percent of their respective 2013 Bonus Award into DSUs. See “Compensation Discussion and Analysis: Other Compensation Elements – Employee Deferred Share Unit Plan” on page 40 for more information.

(5)

Pension Value represents the year-over-year compensatory change as set out in the Compensatory Change columns of the “Defined Contribution Pension Table” and “Defined Benefit Pension Table” on pages 54 to 55.

(6)

Amounts include 5 percent Company matching of contributions to the Investment Plan for Canadian-based NEOs (Messrs. Suttles and McAllister and Ms. Brillion), annual allowances, annual fee for financial planning and tax preparation, membership fees associated with personal use of clubs and the taxable benefit associated with Company-provided parking. Amounts for Mr. Suttles include the value of his use of Company aircraft ($9,670 in 2014 and $16,887 in 2013) and relocation payments made upon his appointment as CEO ($169,607 in 2014 and $678,750 in 2013). Amounts for Mr. Hill only include a retention payment of $400,000 reflecting a legacy commitment which pre-dates his appointment as an ELT member.

(7)

For 2013, Mr. Suttles’ base salary represents the amount received from his appointment as CEO on June 10, 2013 to December 31, 2013, representing a pro-rated portion of his then annualized salary of $905,000.

(8)

Amounts include Mr. Suttles’ 2013 annual LTI grant (PSUs, Options, RSUs), consisting of a grant date fair value of $5,430,000, and his one-time initial equity-based grant (PSUs and Performance Options), consisting of a grant date fair value of $4,751,250, each made to Mr. Suttles upon hire in 2013.

(9)

The amount includes additional incentive compensation paid to Mr. McAllister in recognition of his significant contributions and leadership in respect of the successful completion of Encana’s various joint venture and divestiture activities in 2012.

(10)	The amount includes additional incentive compensation paid to Ms. Zemljak in recognition of her significant contributions on the Kitimat LNG Project.

OUTSTANDING OPTION-BASED AWARDS

The table below shows all option-based awards made to Mr. Suttles and remaining NEOs outstanding as at December 31, 2014. Option-based awards below refer to Options granted to our Canadian-based NEOs under our ESOP and SAR grants to our U.S.-based NEOs under our ESAR Plan. For Mr. Suttles, such Options include the one-time Performance Option grant made to him upon hire in 2013. For more information regarding Options, see “Equity Compensation Plan Information – Employee Stock Option Plan (“ESOP”)” and “Equity Compensation Plan Information – Employee Stock Appreciation Rights (“ESAR”) Plan” on pages 58 to 61.

Name and Position	Number of Securities Underlying Unexercised Options (#)(1)	Grant Date	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)(2)
Doug Suttles(3) President & CEO	349,337 534,189 934,830	18-Feb-2014 13-Jun-2013 13-Jun-2013	20.35 18.00 18.00	18-Feb-2019 13-Jun-2018 13-Jun-2018	0 0 0
Sherri Brillon Executive Vice-President & CFO	116,446 160,023 124,953 70,000 82,000	18-Feb-2014 19-Feb-2013 22-Feb-2012 14-Feb-2011 10-Feb-2010	20.35 18.06 21.10 31.03 32.87	18-Feb-2019 19-Feb-2018 22-Feb-2017 14-Feb-2016 10-Feb-2015	0 0 0 0 0
Mike McAllister Executive Vice-President & COO	174,669 155,731 32,381 40,000 48,000	18-Feb-2014 19-Feb-2013 22-Feb-2012 14-Feb-2011 10-Feb-2010	20.35 18.06 21.10 31.03 32.87	18-Feb-2019 19-Feb-2018 22-Feb-2017 14-Feb-2016 10-Feb-2015	0 0 0 0 0
David Hill Executive Vice-President, Exploration & Business Development	88,084 25,929 31,000 15,000 18,000	18-Feb-2014 19-Feb-2013 24-Oct-2011 14-Feb-2011 10-Feb-2010	18.51 17.95 20.91 31.45 30.68	18-Feb-2019 19-Feb-2018 24-Oct-2016 14-Feb-2016 10-Feb-2015	0 0 0 0 0
Renee Zemljak Executive Vice-President, Midstream, Marketing & Fundamentals	88,084 90,520 62,056 40,000 62,000	18-Feb-2014 19-Feb-2013 22-Feb-2012 14-Feb-2011 10-Feb-2010	18.51 17.95 20.91 31.45 30.68	18-Feb-2019 19-Feb-2018 22-Feb-2017 14-Feb-2016 10-Feb-2015	0 0 0 0 0

Notes:

(1)

The number of securities underlying unexercised options above includes Options (for our Canadian-based NEOs), SARs (for our U.S.-based NEOs), and for Mr. Suttles, Performance Options, which have vested and which have not vested as of December 31, 2014.

(2)

Option-based awards were granted to Mr. Suttles, Ms. Brillon and Mr. McAllister based on Option exercise prices in Canadian dollars, while SAR awards were granted to Mr. Hill and Ms. Zemljak based on exercise prices in U.S. dollars. Value of unexercised in-the-money Options above for Canadian grants is based on the respective TSX closing price of Common Shares of C$16.17 on December 31, 2014 while U.S. SAR grants are based on the corresponding NYSE closing price of Common Shares of US$13.87 on December 31, 2014. All Canadian dollar award amounts have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.905.

(3)

Option amounts for Mr. Suttles in 2013 include the newly constituted, one-time Performance Option grant (noted as 934,830 Options above) and regular Option grant (noted as 534,188 Options above) made to him upon appointment as President & CEO in June, 2013.

OUTSTANDING SHARE-BASED AWARDS

The table below provides information regarding outstanding share-based awards held by Mr. Suttles and remaining NEOs as at December 31, 2014. Share-based awards refer to PSU and RSU grants made to our NEOs in 2014, 2013 and 2012, respectively. For more information, see “Equity Compensation Plan Information – Performance Share Unit Plan” and “Equity Compensation Plan Information – Restricted Share Unit Plan” (“RSU Plan”) on pages 61 to 63.

Name and Position	Number of Shares or Units that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested ($)(1)	Market or Payout Value Of Vested Share-Based Awards not Paid Out or Distributed ($)(2)
Doug Suttles President & CEO	636,891	9,320,186	0
Sherri Brillon Executive Vice-President & CFO	204,830	3,040,605	0
Mike McAllister Executive Vice-President & COO	296,104	4,361,123	0
David Hill Executive Vice-President, Exploration & Business Development	77,070	1,068,971	0
Renee Zemljak Executive Vice-President, Midstream, Marketing & Fundamentals	139,110	1,965,714	0

Notes:

(1)

Represents the value at December 31, 2014 of: (a) all RSUs granted in 2014, 2013 and 2012 (including the value of additional RSUs credited upon payment of dividends on Common Shares); and (b) all PSUs granted in 2014, 2013 and, for all NEOs excluding Mr. Suttles, 2012, less (in respect of PSUs granted in 2012 only) PSUs deemed ineligible to vest and forfeited. Vesting determinations and any payout in respect of these 2014 and 2013 PSU grants is deferred for a 3-year period, or until 2017 and 2016, respectively. Such eligibility (for 2014 and 2013 PSU grants) is based on Encana’s relative TSR performance over such 3-year period relative to the PSU Performance Peer Group. Payout eligibility under these PSU grants could range from 0 percent to 200 percent of original number of PSUs granted. For purposes of this table, all PSUs granted to our NEOs in 2012 (excluding Mr. Suttles) previously deemed, based on PSU Recycle Ratio performance, to be Eligible PSUs have been based on the Eligible PSU Amount held on behalf of the respective NEO as at December 31, 2014, but after giving effect to February 2015 vesting determinations (in respect of the third and final tranche of such 2012 PSU grant), and such PSUs have been valued, for illustrative purposes only, at 100 percent of the original target amount of such PSU award using the average closing price of Common Shares over the last 20 trading days of 2014, on the TSX of C$15.73 and on the NYSE of US$13.53. For valuation purposes, 2014 and 2013 RSU grants above have been valued at 100 percent of the original RSU award using the closing price of Common Shares as at December 31, 2014, on the TSX of C$16.17 and on the NYSE of US$13.87. Amounts above have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.905.

(2)

Under the PSU Plan and RSU Plan, vesting of 2014, 2013 and 2012 grants is deferred until 2017, 2016 and 2015, respectively. Amounts above do not include DSUs held by our NEOs due to a prior election to convert a portion of an NEO’s annual Bonus award, into DSUs in accordance with the Employee DSU Plan. Such amounts, which represent previously approved Bonus awards are reported in the “Non-Equity Incentive Plan Compensation” column in the SCT on page 49.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The table below shows the aggregate dollar value of option-based awards (including, for U.S.-based NEOs, SAR grants), share-based awards and non-equity incentive plan compensation vested or earned by our NEOs during the financial year ended December 31, 2014.

Name and Position	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation Value Earned During the Year(3) ($)
Doug Suttles President & CEO	3,398,105	0	2,131,391
Sherri Brillon Executive Vice-President & CFO	131,208	517,220	716,709
Mike McAllister Executive Vice-President & COO	182,411	299,259	1,050,074
David Hill Executive Vice-President, Exploration & Business Development	8,012	235,207	445,200
Renee Zemljak Executive Vice-President, Midstream, Marketing & Fundamentals	27,971	304,699	468,720

Notes:

(1)

Value of option-based awards above has been determined assuming the respective NEO exercised the Options or SARs on the date they vested on February 14, 2014, February 19, 2014 and February 22, 2014, respectively, and reflects the TSX closing price of Common Shares on each date (C$20.35 on February 14, 2014, C$21.08 on February 19, 2014, and C$21.03 on February 22, 2014, respectively) and for SARs reflects the NYSE closing price of Common Shares on each date (US$18.51 on February 14, 2014, US$18.98 on February 19, 2014, and US$18.91 on February 22, 2014, respectively). Mr. Suttles’ 2013 grant vested on June 13, 2014 and reflects the TSX closing price of Common Share of C$26.52. Amounts have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.905.

(2)

Value of share-based awards above represents Eligible PSUs from the 2011 PSU grant which vested in 2014. PSUs from such grant deemed ineligible to vest, based on PSU Recycle Ratio performance, were forfeited and cancelled. On vesting, Eligible PSU Amounts are valued based on the average closing price of Common Shares over the last 20 trading days of the respective performance year measured which, for 2014, 2013 and 2012 on the TSX were C$19.57, C$20.50 and C$19.35, respectively and for the NYSE were US$18.35, US$20.58 and US$18.83, respectively. All Canadian-value amounts have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.905.

(3)	Non-Equity Incentive Plan Compensation above consists of 2014 Bonus awards for Mr. Suttles and remaining NEOs approved by the Board at its February 2015 Joint Compensation Meeting.

RETIREMENT & PENSION PLAN BENEFITS

CANADIAN NEOs: REGISTERED AND SUPPLEMENTAL PENSION PLANS

Defined Contribution Pension Plan

Our CEO, Mr. Suttles and CFO, Ms. Brillon, participate in the Defined Contribution (“DC”) component of each of Encana Corporation Canadian Pension Plan (the “Registered Plan”) and the Encana Corporation Canadian Supplemental Defined Contribution Savings Plan (the “Supplemental Plan”) (collectively, the “DC Plan”). DC Plan participants select from various investment funds and are responsible for managing their DC accounts.

Under the DC Plan, Encana contributes an amount equal to eight percent of the NEO’s pensionable earnings to a DC account. For purposes of the DC Plan, pensionable earnings include the respective NEO’s base salary and annual Bonus award (capped to a maximum of 67 percent of base salary for Mr. Suttles and 40 percent of base salary for our remaining NEOs). Pension contributions to the DC component of the Registered Plan are payable up to the level permitted under the Income Tax Act; contributions beyond this level are made to the DC Supplemental Plan.

Defined Benefit Pension Plan

Our COO, Mr. McAllister participates in the Defined Benefit (“DB”) component of the Registered Plan and the Encana Corporation Canadian Supplemental Plan (“Supplemental DB Plan”) (collectively, the “DB Plan”). Mr. McAllister’s participation in the DB Plan commenced with a predecessor company to Encana. The DB Plan has been closed to new members since 2003. Mr. McAllister is currently the only ELT member who participates in the DB Plan.

DB pension benefits from the Registered Plan are payable up to the level permitted under the Income Tax Act; DB pension benefits beyond such level are paid from the Supplemental DB Plan. Mr. McAllister’s DB Plan benefits have fully vested. Under the DB Plan, retirement benefits are based on two percent of the participant’s highest five consecutive years of pensionable earnings in the 10 years preceding retirement, multiplied by the years of pensionable participation in the DB Plan. Participants contribute four percent of pensionable earnings to a defined annual maximum. For Mr. McAllister, pensionable earnings included base salary plus annual Bonus award (capped at a maximum of 40 percent of base salary).

Normal retirement under the DB Plan is age 65, however retirement may commence as early as age 55 with a reduced pension. Pension is paid on an unreduced basis from age 60 (or 30 years of service, if earlier, but after age 55). Pensions are payable for life, however for single participants, continue for a minimum 10 years following retirement. For married participants, a surviving spouse pension of 60 percent is payable. Pension benefits are paid to the participant and spouse for a minimum of five years following retirement.

Investment Plan

All Canadian employees, including Messrs. Suttles and McAllister and Ms. Brillon, are eligible to participate in our Canadian Investment Plan. Under the plan, participants may contribute up to 25 percent of annual base salary to a number of self-selected registered and non-registered investment options. Encana matches these participant contributions (to a maximum of five percent of base salary) in the form of Common Shares purchased on the open market.

U.S. NEOs: U.S. PENSION AND RETIREMENT PLANS

Defined Contribution Pension Plan

Mr. Hill and Ms. Zemljak participate in the Encana (USA) Retirement Plan (the “USA DC Plan”). The USA DC Plan represents the merger, in 2014, of the former Encana (USA) Money Purchase Plan (“MPP”) and Encana (USA) 401(k) Plan (“401(k) Plan”).

Under the USA DC Plan, similar to the DC portion of the Canadian Registered Plan, Encana contributes an amount equal to eight percent of the NEO’s base salary to a DC account. Similar to the Canadian Investment Plan described above, employees may also make voluntary contributions to the USA DC Plan, and Encana makes a matching contribution equal to up to five percent of base salary. In addition, Encana contributes to our U.S. non-qualified Deferred Compensation Plan (“NQDC Plan”) an amount equal to eight percent in respect of the NEO’s annual Bonus award (capped to a maximum of 40 percent of base salary). The NQDC Plan is intended to provide non-qualified benefits to participants whose benefits in the USA DC Retirement Plan are limited due to Internal Revenue Code limits on pay and benefits. All Encana contributions under the USA DC Plan are made to the participant’s DC account, which is managed by the participant, including by selecting among a suite of DC investment options.

DEFINED CONTRIBUTION PENSION TABLE

The table below outlines the change in value of the DC Plan holdings of Mr. Suttles, and Ms. Brillon (under the Canadian DC Plan), and Mr. Hill and Ms. Zemljak (under the USA DC Plan), throughout 2014.

Name and Position	Accumulated Value at December 31, 2013 ($)		Compensatory Change(1) ($)		Accumulated Value at December 31, 2014(2) ($)
Doug Suttles President & CEO	40,396(3)		99,750	(4)	142,504	(5)
Sherri Brillon Executive Vice-President & CFO	926,985	(3)	58,825	(4)	1,021,387	(5)
David Hill Executive Vice-President, Exploration & Business Development	978,410		51,592		1,093,801
Renee Zemljak Executive Vice-President, Midstream, Marketing & Fundamentals	1,574,017		73,751		1,793,479

Notes:

(1)	Represents employer contributions during 2014.

(2)

Includes investment earnings and, applicable to U.S. NEOs only, employee contributions during 2014. For Canadian NEOs only, it also includes the impact of conversion from Canadian dollars to U.S. dollars.

(3)	Amount converted from Canadian dollars to U.S. dollars using the December 31, 2013 exchange rate of C$1.00 = US$0.940.

(4)	Amount converted from Canadian dollars to U.S. dollars using the average exchange rate during 2014 of C$1.00 = US$0.905.

(5)	Amount converted from Canadian dollars to U.S. dollars using the December 31, 2014 exchange rate of C$1.00 = US$0.862.

DEFINED BENEFIT PENSION TABLE

The following table outlines estimated annual DB benefits, accrued DB pension obligations and compensatory and non-compensatory changes for Mr. McAllister under the DB Plan as at December 31, 2014.(1)

			Annual Benefits Payable(2) ($) At Year End(3) At Age 65(4)
Name and Position	Number Of Years Credited Service At End Of Year (#)						Opening Present Value Of Defined Benefit Obligation(5,6) ($)		Compensatory Change(7) ($)	Non- Compensatory Change(8) ($)		Closing Present Value Of Defined Benefit Obligation(2,5) ($)
Mike McAllister Executive Vice-President & COO	26.50	(9)	291,586	(10)	383,707	(11)	6,110,716	(12)	222,920	812,544	(13)	7,146,180

Notes:

(1)

Amounts calculated in the table above represent estimates only based on certain assumptions (referred to in Note 21 to the Company’s consolidated financial statements contained in our 2014 Annual Report (available on our website at www.encana.com)), or other footnotes below and therefore may not materialize.

(2)	Amounts above are converted from Canadian dollars to U.S. dollars using the December 31, 2014 exchange rate of C$1.00 = US$0.862.

(3)

Accrued pension to December 31, 2014 payable at normal retirement age of 65 based on final average earnings and Year’s Maximum Pensionable Earnings (“YMPE”) and DB pensionable service as at December 31, 2014.

(4)	Amounts payable on retirement at age 65, assumes continued service accrual to age 65 and that the final average earnings and YMPE at age 65, remain unchanged from December 31, 2014.

(5)

The DB obligation (as defined by CSA Form 51-102F6) on the date specified is determined using the same methodology and assumptions disclosed in Note 21 to the Company’s consolidated financial statements contained in our 2014 Annual Report (available on our website at www.encana.com).

(6)	Amounts converted from Canadian dollars to U.S. dollars using the December 31, 2013 exchange rate of C$1.00 = US$0.940.

(7)

Includes service cost net of employee contributions plus the difference between actual and estimated earnings. Amounts converted from Canadian dollars to U.S. dollars using the average exchange rate during 2014 of C$1.00 = US$0.905.

(8)	Includes interest on the DB obligation for the period, employee contributions plus changes in assumptions including discount rate and exchange rates and other net experience as at December 31, 2014.

(9)	Includes 12 years of additional service granted by a predecessor employer under an individual employment agreement in 2000.

(10)

Reflects an annual pension offset of $18,940 (converted from Canadian dollars to U.S. dollars using the December 31, 2014 exchange rate of C$1.00 = US$0.862) payable at age 60 from Mr. McAllister’s previous employer.

(11)

Reflects an annual pension offset of $26,532 (converted from Canadian dollars to U.S. dollars using the December 31, 2013 exchange rate of C$1.00 = US$0.940) payable at age 65 from Mr. McAllister’s previous employer.

(12)

Reflects an annual pension offset of $20,654 (converted from Canadian dollars to U.S. dollars using the December 31, 2013 exchange rate of C$1.00 = US$0.940) payable at age 60 from Mr. McAllister’s previous employer.

(13)

Includes an amount of ($584,005) due to the change in exchange rates. Other amounts were converted from Canadian dollars to U.S. dollars using the average exchange rate during 2014 of C$1.00 = US$0.905.

TERMINATION AND CHANGE IN CONTROL ARRANGEMENTS

Encana currently does not have executive employment contracts with Mr. Suttles or our remaining NEOs regarding termination of employment, resignation or retirement or a change in responsibilities, other than individual Change in Control Agreements.

CHANGE IN CONTROL ARRANGEMENTS

Each of our NEOs, including Mr. Suttles, has a written Change in Control Agreement (“CIC Agreement”) that provides for payment of severance and certain benefits to a maximum of 24 months in the event of both: (i) a change in control of Encana; and (ii) subsequent termination of employment either by the Corporation (other than for “Cause”), or by the Executive for “Good Reason”. For purposes of these Agreements, termination by the NEO for “Good Reason”, would include a material alteration in their respective role or duties from that enjoyed prior to the change in control, a required relocation or a reduction in compensation or benefits (other than an across-the-board reduction similarly impacting other executives). Such arrangements, which require both events to occur for cash severance or other benefits to be payable, are commonly referred to as “double trigger” change of control provisions.

Change in control provisions in our respective LTI Plans applicable to all employees, including our NEOs, are not “double trigger”, as they simply require the occurrence of a change in control for an acceleration of LTI vesting to occur. In respect of unvested LTIs, our NEOs’ respective CIC Agreements incorporate the change in control provisions of our LTI Plans. The change of control provisions of the one-time initial equity-based grant made to Mr. Suttles upon hire in 2013 are, however, “double trigger”, as they require both a change in control and subsequent termination of Mr. Suttles’ employment for an acceleration of LTI vesting to occur. The relevant terms of the CIC Agreements (and, as applicable, LTI Plan documents) for our NEOs are summarized below.

NEO CIC Agreements
Applies To	CEO and all ELT members
Trigger	Change in control and subsequent termination of executive’s employment either by Corporation (other than for Cause) or by executive for “Good Reason”
Severance	Lump sum cash payment equal to NEO’s base salary, annual allowance and annual Bonus award (based on average Bonus award paid over the preceding three years) for a period of 24 months
Benefits	Continuation (or lump sum payment in lieu) of medical, dental and insurance benefits and other perquisites such as value of matching contributions to the Investment Plan for 24 month period
Pension	Continued accrual or payment of contributions (for DC pension plan participants) or, for Mr. McAllister, continued accrual of DB pension benefits for a period of 24 months
Options/SARs	Under the ESOP and ESAR Plan, upon a change of control only, all unvested Options/SARs vest immediately and remain exercisable for earlier of: (i) 24 months; or (ii) expiry date
PSUs

Under the PSU Plan, upon a change in control only, any existing Eligible PSU Amounts immediately vest and are payable, as well as all outstanding PSUs, which are valued based on target (or 100 percent) relative TSR and are payable based on the price at which Common Shares are valued for purposes of the change in control transaction(s) or, if no such transaction(s), based on average closing price of Common Shares during the 30 days prior to the change in control

RSUs

Under the RSU Plan, upon a change in control only, any unvested RSUs immediately vest and are payable based on the price at which Common Shares are valued for purposes of the change in control transaction(s) or, if no such transaction(s), the average market value of such Common Shares during the 30 days prior to the change in control

CHANGE IN CONTROL TABLE

The following table summarizes the estimated value of termination payments that would have been received by Mr. Suttles and remaining NEOs under their respective CIC Agreements had a change in control of Encana and subsequent termination of the NEO’s employment occurred on December 31, 2014.(1)

Name and Position	Cash Severance(2) ($)	Annual Incentive Plan(3) ($)	Value of Unvested LTIs(4,5) ($)	Incremental Value (Pension Benefits) ($)		Other Compensation and Benefits(6) ($)	Total ($)
Doug Suttles President & CEO	1,822,268	3,820,341	8,877,349	243,455	(7)	220,048	14,983,461
Sherri Brillon Executive Vice-President & CFO	1,008,540	1,135,096	2,896,135	112,956	(7)	166,517	5,319,244
Mike McAllister Executive Vice-President & COO	1,198,180	1,879,650	4,153,910	2,097,493	(8)	177,637	9,506,870
David Hill Executive Vice-President, Exploration & Business Development	800,000	516,594	1,068,971	129,600(9)		80,932	2,596,097
Renee Zemljak Executive Vice-President, Midstream, Marketing & Fundamentals	930,000	790,430	1,965,714	150,660	(9)	81,656	3,918,460

Notes:

(1)	Above amounts have been calculated as at December 31, 2014 and converted from Canadian dollars to U.S. dollars using the December 31, 2014 exchange rate of C$1.00 = US$0.862.

(2)	Calculated as the base salary that would have been payable to the respective NEO over a period of 24 months, based on base salary amounts in effect at December 31, 2014.

(3)	Calculated based on two times the average of the Bonus awards paid in the immediately preceding three calendar years (from 2013 to 2011, inclusive).

(4)

Amounts reflect estimated value arising from accelerated LTI vesting upon a change in control of Options unvested as at December 31, 2014, under the NEO’s respective agreements. See Note (5) below. The initial equity-based grant (PSUs and Performance Options) made to Mr. Suttles upon hire in June, 2013 has “double trigger” vesting provisions; requiring both a change in control and subsequent termination of employment in order for accelerated LTI vesting to occur.

(5)

Represents the value of accelerated vesting of Options (or SARs) unvested at December 31, 2014 that would vest on a change in control (excluding the value of vested but unexercised Options as of December 31, 2014). The amount is calculated based on the number of unvested Options (or SARs) that would immediately vest upon a change in control multiplied by the difference between the closing price of Common Shares as at December 31, 2014 on the TSX of C$16.17 and NYSE of US$13.87 and the applicable exercise price of the underlying unvested Options (or SARs). For purposes of this table, all previously deemed Eligible PSUs as at December 31, 2014 (from the first and second tranches of the 2012 PSU grant) have been valued based on the Eligible PSU Amount held on behalf of the respective NEO as at December 31, 2014 (without giving effect to February 2015 vesting determinations) while the unassessed PSUs of the third tranche of the 2012 PSU grant have been valued, for illustrative purposes, based on a payout of 100 percent of the respective target amount of the award using the average closing price of Common Shares over the last 20 trading days of 2014, on the TSX of C$15.73 and on the NYSE of US$13.53. The unassessed PSU amounts (entire 2014 and 2013 PSU grants, respectively) have been valued, for illustrative purposes, based on a payout of 100 percent of the respective target amount of each such award, using the closing price of Common Shares on the TSX as at December 31, 2014, on the TSX of C$16.17 and on the NYSE of US$13.87. Under the 2014 and 2013 PSU grants, vesting and eventual payout could range from a minimum of 0 percent to a maximum of 200 percent of the original PSU grant, as determined by Encana’s approved TSR performance over the three year performance period relative to the PSU Performance Peer Group. Vesting and payout under the 2012 PSU grant could range from a minimum of 0 percent to a maximum of 150 percent of PSUs granted, based on approved PSU Recycle Ratio results (which in February 2015 was determined to pay out at 100 percent of PSUs granted). The value of 2014, 2013 and 2012 RSU grants reflects all RSUs outstanding as at December 31, 2014 which have been valued, for illustration purposes, based on the TSX or NYSE closing price of Common Shares on December 31, 2014, or C$16.17 and US$13.87 respectively.

(6)

Represents other compensation, including perquisites, and 5 percent company matching of contributions to the Investment Plan for Canadian-based NEOs, that would be payable to the NEO based on a period of 24 months.

(7)

In the event a change in control and subsequent termination of employment had occurred effective December 31, 2014, Mr. Suttles and Ms. Brillon would have been compensated based on 24 months additional service for the purposes of their DC pension plan participation. The incremental lump sum pension value is equal to eight percent of two-times base salary plus annual Bonus award (capped at 67 percent of base salary for Mr. Suttles and 40 percent of base salary for Ms. Brillon).

(8)

In the event a change in control and subsequent termination of employment had occurred effective December 31, 2014, Mr. McAllister would have been credited with additional DB pensionable service of 24 months. His five-year final average pensionable earnings would be calculated based on his 2014 base salary plus annual Bonus award (capped at 40 percent of base salary) for this 24 month period. The early retirement reduction factor applicable under the Supplemental DB Plan is calculated at the age they would have attained at the end of such period. The incremental lump sum DB pension value is equal to the difference between the actuarial present values of their accrued DB pension, as modified above, less the accrued DB pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2014. The discount rates used are 2.50 percent for 10 years and 3.80 percent thereafter.

(9)

In the event a change in control and subsequent termination of employment had occurred effective December 31, 2014, Mr. Hill and Ms. Zemljak would have been compensated based on 24 months additional service for the purposes of their US Plan participation. The incremental lump sum pension value is equal to 13 percent of two-times base salary plus 8 percent of two times their annual Bonus award (capped at 40 percent of base salary).

CONCLUSION

The HRCC has reviewed, commented on and discussed with Management this Statement of Executive Compensation for the year ending December 31, 2014. Based on that review and discussion, the HRCC recommended to the Board that this Statement of Executive Compensation be included in the Information Circular for the 2015 Annual Meeting of Shareholders.

EQUITY COMPENSATION PLAN INFORMATION

Encana has implemented the following equity compensation plans:

¡	Employee Stock Option Plan (“ESOP”) for Canadian employees and the related Employee Stock Appreciation Rights Plan (“ESAR Plan”) for U.S. employees;

¡	Performance Share Unit Plan (“PSU Plan”); and

¡	Restricted Share Unit Plan (“RSU Plan”).

(collectively, the “Plans”)

On February 24, 2015 each of the Plans were amended as follows:

¡	For our ESOP and ESAR Plan, the exercise prices of Options and SARs are determined using a five trading day volume weighted average price on the TSX or NYSE (“Five Day VWAP”);

¡	Under the PSU Plan and RSU Plan, the vesting value for units is calculated using the Five Day VWAP immediately prior to the vesting date; and

¡

Subject to shareholder approval, the maximum term of Options granted under the ESOP, and the term of grants made under the ESAR Plan, was extended from five to seven years, as described in the “Proposed Amendments to Employee Stock Option Plan (“ESOP”)” section of this Information Circular on pages 18 to 19.

In this section the term “2015 Amendment” refers collectively to the foregoing amendments.

Previously, exercise prices under the ESOP and vesting prices under the PSU Plan and RSU Plan were calculated using a prior day closing price on the applicable stock exchange except as otherwise described in this section.

The 2015 Amendment applies to the awards granted under each equity compensation plan of Encana subsequent to February 24, 2015 and does not affect the outstanding awards granted under the Plans prior to this date. The ESOP Amendment to provide for seven-year Option exercise periods is subject to the shareholder approval at the Meeting.

EMPLOYEE STOCK OPTION PLAN (“ESOP”)

Encana’s ESOP has been approved by our shareholders. The purpose of the ESOP is to foster a proprietary interest in Encana and provide a long-term incentive element in the overall compensation of our executive officers and eligible employees. As at March 16, 2015, approximately 49.7 percent of our employees were participants in the ESOP.13

Administration

The ESOP is administered by the HRCC of the Board. The HRCC has the authority to interpret the ESOP and any Option granted thereunder. The HRCC also has the discretion to attach tandem stock appreciation rights (“TSARs”) to the Options granted under the ESOP.

Common Shares Reserved

As at March 16, 2015, there were 21,146,353 Options outstanding under the ESOP and 27,469,411 Options available for grant, representing approximately 2.6 percent and 3.3 percent respectively, of the total number of outstanding Common Shares as at such date. Any Common Shares subject to an Option which expires or terminates without having been fully exercised may be made the subject of a further Option under the ESOP.

The ESOP includes provisions that generally mirror the insider restrictions as set out in the TSX Company Manual, which provide that the aggregate of the Common Shares issued to insiders of Encana, within any one-year period, or issuable to insiders of Encana, at any time, under the ESOP and any other security based compensation arrangement of Encana cannot exceed 10 percent of the total issued and outstanding Common Shares (calculated on a non-diluted basis).

[13]

Employees of U.S. subsidiaries, including two of our current executive officers, receive SARs under our ESAR Plan in lieu of options. These SAR grants are intended to mirror the economic characteristics of Option grants under our ESOP.

Grant of Options, Exercise Price, Vesting and Expiry

Options may be granted from time to time to eligible employees. Subject to regulatory requirements, the terms, conditions and limitations of Options granted under the ESOP are determined by the HRCC and set out in the ESOP and a corresponding Option Grant Agreement with the recipient.

Options granted prior to the 2015 Amendment are exercisable for a period not exceeding five years from the Grant Date, and, subject to the approval of the shareholders at the Meeting, Options granted subsequent to the 2015 Amendment are exercisable for a period not exceeding seven years. Options vest 30 percent on the first anniversary of grant, an additional 30 percent on the second anniversary of grant, and an additional 40 percent on the third anniversary of the grant.

Under the terms of our standard Stock Option Grant Agreement, upon termination of employment other than by death or retirement, the optionholder has until the earlier of 60 trading days or the Option expiry date to exercise any vested unexercised Options. In the case of death or retirement before age 60, the optionholder (or the optionholder’s estate) has until the earlier of six months from the date of death or retirement or the Option expiry date to exercise any vested unexercised Options. In any of these events, any Options that are unvested as of the date of termination of employment, death or retirement do not vest and are cancelled. In the case of death or retirement after age 60, the optionholder (or the optionholder’s estate) remains eligible to exercise any vested Options, and any unvested Options as of the date of death or retirement continue to vest until the Option expiry date.

In 2014, eligible participants under the ESOP received a grant of Options subject to the above exercise and vesting conditions.

TSARs

All Options granted and currently outstanding under the ESOP have associated TSARs, which entitle the optionee to surrender the right to exercise his or her Option to purchase a specified number of Common Shares and to receive cash or Common Shares (at Encana’s discretion) in an amount or having a value equal to the difference between the strike price and (i) for TSARs granted prior to the 2015 Amendment, the prior trading day closing price on the applicable stock exchange; and (ii) for TSARs granted after the 2015 Amendment, the Five Day VWAP, in each case multiplied by the number of optioned Common Shares surrendered. Where a TSAR is exercised, the right to the underlying Common Share is forfeited and such number of Common Shares are returned to the Common Shares reserved for issuance under the ESOP and become available for new Option grants.

Non-Assignable, No Rights as a Shareholder and Adjustments

An Option may be exercised only by the optionholder and will not be assignable, except on death by the optionholder’s estate. An optionholder only has rights as a shareholder of Encana with respect to Common Shares that the optionholder has acquired through exercise of an Option. Nothing in the ESOP or in any Stock Option Grant Agreement confers on any optionholder any right to remain as an officer or employee of Encana or any subsidiary.

Adjustments will be made to the exercise price of an Option, the number of Common Shares delivered to an optionholder upon exercise of an Option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to Options granted under the ESOP in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of the Common Shares or other similar corporate change.

Blackout Extension Period

The ESOP contains a provision which allows for an extension to the term of Options if they expire during or shortly after a Blackout Period. If the exercise period of an Option expires during or within 10 business days following a Blackout Period, then the exercise period of such option shall be extended to the date which is 10 business days after the last day of the Blackout Period (“Blackout Extension Period”).

Specific Amendment Provision

The Board may amend, suspend or terminate the ESOP in whole or in part; provided, however, that no such amendment may, without the consent of any optionees, adversely affect the rights under any Option previously granted to the optionholder under the ESOP.

Approval by Encana’s shareholders is required for amendments that relate to:

(a)	any increase in the number of shares reserved for issuance under the ESOP;

(b)	any reduction in the exercise price or cancellation and reissue of Options;

(c)	any extension of the term of an Option beyond the original expiry date, except as permitted under the Blackout Extension Period;

(d)	any extension to the length of the Blackout Extension Period;

(e)	the inclusion of non-executive directors as eligible participants under the ESOP;

(f)	any allowance for the transferability of Options (other than upon death of an optionholder); or

(g)	amendments required to be approved by shareholders under applicable law.

EMPLOYEE STOCK APPRECIATION RIGHTS (“ESAR”) PLAN

The ESAR Plan applies to our U.S.-based employees, including our U.S.-based executives. The purpose of the ESAR Plan is to encourage a proprietary interest in the Company, attract and retain qualified employees, and provide a long-term incentive element of compensation, and promote an alignment of interests between our executives and our shareholders.

Administration

The ESAR Plan is administered by the HRCC, which has authority to interpret the Plan and any SAR granted thereunder. SAR grants to our executives are approved by the Board.

Grant of SARs, Exercise Price, Vesting and Expiry

SARs may be granted from time to time to eligible U.S.-based employees. SAR grants are subject to the terms and conditions of the ESAR Plan and corresponding SAR Grant Agreement entered into between the Company and the recipient.

SAR grants under the ESAR Plan generally mirror the economic characteristics of associated TSARs of Option grants under the ESOP. Unlike an Option or associated TSAR, however, a SAR grant to a participant is represented by a bookkeeping entry only, and does not confer upon the recipient a right to an underlying Common Share. SAR grants vest 30 percent on the first anniversary of grant, an additional 30 percent on the second anniversary of grant and an additional 40 percent on the third anniversary of the grant.

Upon the exercise of a vested SAR, a recipient is entitled to a cash payment equal to, in respect of SARs granted prior to the 2015 Amendment, the closing price of a Common Share on the NYSE on the trading day immediately preceding the date of exercise, less the original grant price of the SAR. For grants made after the 2015 Amendment, the value of a vested SAR upon exercise shall be equal to the Five Day VWAP.

SARs granted prior to the 2015 Amendment are exercisable for a period not exceeding five years from the Grant Date. Subject to the approval of the shareholders of the corresponding amendment to the ESOP at the Meeting, SARs granted subsequent to the 2015 Amendment will also be exercisable for a period not exceeding seven years.

Under our standard SAR Grant Agreement, upon termination of employment other than by death or retirement, the recipient has until the earlier of 60 trading days or the SAR expiry date to exercise any vested unexercised SARs. In the case of death or retirement before age 60, the SAR recipient (or the SAR recipient’s estate) has until the earlier of six months from the date of death or retirement or the SAR expiry date to exercise any vested unexercised SARs. In any of these events, any SARs that are unvested as of the date of termination of employment, death or retirement do not vest and are cancelled. In the case of death or retirement after age 60, the SAR recipient (or his or her estate) remains eligible to exercise any vested SARs, and any unvested SARs as of the date of death or retirement continue to vest until the SAR expiry date.

In 2014, SAR grants made to eligible employees under the ESAR Plan were subject to the above exercise and vesting conditions.

Non-Assignable, No Rights as a Shareholder and Adjustments

A SAR may be exercised only by the recipient and will not be assignable, except on death by his or her estate. A SAR recipient has no rights as a shareholder of Encana. Nothing in the ESAR Plan or in any SAR Grant Agreement confers upon any SAR recipient any right to remain as an officer or employee of Encana or any subsidiary.

Adjustments will be made to the exercise price of a SAR granted to a recipient under the ESAR Plan in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or other similar corporate change.

Blackout Extension Period

The ESAR Plan contains a provision which allows for an extension to the term of SARs if they expire during or shortly after a Blackout Period. If the exercise period of a SAR expires during or within 10 business days following a Blackout Period, then the exercise period of such SAR shall be extended to the date which is 10 business days after the last day of the Blackout Period (“Blackout Extension Period”).

Specific Amendment Provision

The Board may amend, suspend or terminate the ESAR Plan in whole or in part; provided, however, that no such amendment may, without the consent of any SAR recipient, adversely affect the rights under any SAR previously granted to such recipient thereunder.

PERFORMANCE SHARE UNIT PLAN (“PSU PLAN”)

The purpose of the PSU Plan is to promote an alignment of interests between our employees and our shareholders and to align a portion of eligible employees’ compensation with Encana’s performance over the longer term. PSU grants were made only to our executive officers in 2012, to our executive officers and Vice-Presidents in 2013 and 2014, and to our executive officers, Vice-Presidents and certain other senior employees in 2015.

Administration

The PSU Plan is administered by the HRCC, which has the authority to interpret the PSU Plan and any PSU granted thereunder. The PSU Plan may be amended or terminated at any time by the Board in whole or in part. Under the PSU Plan, the HRCC has discretion to settle any vested PSUs in cash or in Common Shares acquired on the open market. The HRCC has determined that any vested PSUs in respect of currently outstanding PSU grants will be settled in cash.

Grant of PSUs, Vesting and Expiry

Legacy (2012) PSU Grants: PSU Recycle Ratio

Vesting of PSU grants made in 2012 was based on the Company’s PSU Recycle Ratio performance. The 2012 PSU grants consisted of three tranches (30 percent/30 percent and 40 percent). Although vesting eligibility was assessed annually by the Board (relative to the achievement of specific, Board-approved performance thresholds), all vesting was deferred for three years, with the final vesting occurring in February 2015 (“PSU Vesting Date”). PSUs deemed by the Board to be eligible to vest (based on PSU Recycle Ratio performance) were referred to as “Eligible PSUs”. PSUs deemed ineligible to vest were forfeited and cancelled.

Eligible PSUs were attributed a notional cash value (or “Eligible PSU Amount”). Such notional value was based on the average closing price of Common Shares on the applicable stock exchange over the last 20 trading days of the annual performance year measured. Eligible PSU Amounts were recorded and held in employees’ respective PSU account until the PSU Vesting Date.

Eligible PSUs attracted dividend equivalent PSUs. Once converted into an Eligible PSU Amount, such Eligible PSUs ceased to attract dividend equivalent PSUs. PSUs deemed ineligible to vest (i.e. non-Eligible PSUs) were forfeited and cancelled and therefore did not attract dividend equivalent PSUs.

Current PSU Grants (2013-2015): Relative TSR

For PSUs granted in 2013, 2014 and 2015, the Board approved relative TSR as the performance metric, replacing PSU Recycle Ratio. Under these grants, vesting eligibility is determined by the Board based on the Company’s three-year TSR performance relative to an approved 14 company PSU Performance Peer Group (“PSU Peer Group”). Potential payout eligibility ranges from zero (for TSR performance below the 25th percentile of the PSU Peer Group) to a maximum of 200 percent of the initial PSU grant (for TSR performance at or above the 90th percentile of the PSU Peer Group). All vesting is determined and occurs, as applicable, based on Encana’s performance relative to the PSU Peer Group during the three calendar years prior to the original PSU grant date.

PSUs attract dividend equivalent PSUs before being converted into a notional cash value.

For all PSU grants, vesting eligibility ceases upon termination of employment other than by death or retirement. In the event of death or retirement after age 55 (but before age 60), the employee (or the employee’s estate) will receive, on or following the PSU Vesting Date, a pro-rata payment representing the value of either (in the case of 2012 PSU grants) deemed Eligible PSUs or (in respect of 2013-2015 PSU grants) vested PSUs. Such pro-ration is calculated based on the period between the original grant date and the date of death or retirement (as applicable). PSUs either deemed ineligible PSUs or which do not vest during this period are forfeited and cancelled.

In the event of death or retirement following age 60, the employee (or the employee’s estate) will receive, on or following the PSU Vesting Date, a payment representing (in the case of 2012 PSU grants) the value of Eligible PSUs or (in the case of 2013-2015 PSU grants) the value of PSUs determined to be vested at the end of the three-year grant periods. PSUs deemed ineligible to vest are forfeited and cancelled. Other than in the event of death or retirement (as described above), or a change in control of Encana, employees must be actively employed with Encana on the PSU Vesting Date to receive any payout or distribution in respect of PSUs.

See “Statement of Executive Compensation – Compensation Discussion and Analysis – 2014 Compensation Decisions” starting on page 41. For more detailed information regarding the PSU Plan, including the vesting criteria used by Encana to determine PSU vesting eligibility, please see “Statement of Executive Compensation – Compensation Discussion and Analysis – Long-term Incentive (“LTI”) Compensation – 2014 LTI Mix” on page 37.

RESTRICTED SHARE UNIT PLAN (“RSU PLAN”)

In 2012, 2013, 2014 and 2015, eligible employees, including our executive officers, were granted RSUs under the RSU Plan. An RSU is a conditional grant to receive upon vesting, a Common Share or the cash equivalent (or a combination thereof), as determined by the HRCC. One RSU is notionally equivalent to one Common Share.

Administration

The RSU Plan is administered by the HRCC who has authority to interpret the RSU Plan, including any questions in respect of any RSU granted thereunder. The RSU Plan may be amended or terminated at any time by the Board in whole or in part.

Under the RSU Plan, the HRCC has discretion to settle any vested RSUs in cash or in Common Shares acquired on the open market (or a combination thereof). The HRCC has determined that any RSUs granted in 2015, 2014, 2013 or 2012, which vest in 2018, 2017, 2016 and 2015, respectively, will be settled in cash.

Vesting and Expiry

RSUs vest three years from the date of the grant, provided the recipient remains employed with Encana on such date (“RSU Vesting Date”). RSUs which do not vest are forfeited and cancelled. In the event cash dividends are paid on the Common Shares underlying such RSUs, additional RSUs are credited to the recipient in accordance with the RSU Plan. These additional RSUs vest and are paid to the recipient at the same time as the RSUs to which they relate.

Under the RSU Plan, vesting eligibility ceases upon termination of employment other than by death or retirement. In the case of death or retirement after age 55 (but before age 60), the employee (or the employee’s estate) will receive, on or following the RSU Vesting Date, a payment representing the value of any vested RSUs, pro-rated based on the period between the original grant date and the date of death or retirement (as applicable). In the case of death or retirement following age 60, the employee (or the employee’s estate) will receive, on or following the RSU Vesting Date, a payment representing the value of any vested RSUs.

Other than in the event of death or retirement (as described above), or a change in control of Encana, employees must be actively employed with Encana on the RSU Vesting Date to receive any payout or distribution in respect of the vested RSUs.

For more detailed information regarding the RSU Plan, please see “Statement of Executive Compensation – Compensation Discussion and Analysis – Long-term Incentive (“LTI”) Compensation” starting on page 37.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The ESOP is the only compensation plan under which equity securities of Encana have been authorized for issuance. As of December 31, 2014, there were an aggregate of 21,335,779 options outstanding under the ESOP, the details of which are as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders – ESOP	21,335,779	$22.11	27,279,985
Equity compensation plans not approved by securityholders	None	None	None

Total	21,335,779	$22.11	27,279,985

GOVERNANCE OVERVIEW – 2014

This Information Circular contains an extensive discussion of Encana’s corporate governance framework and practices. To assist our stakeholders in understanding our governance framework and practices, set out below is our Governance Overview for the year ended December 31, 2014. Please see “Encana’s Corporate Governance Practices” below for further details on Encana’s corporate governance practices.

Board Structure	✓	No directors standing for election attended less than 83 percent of the board meetings in 2014. Weighted average director attendance was over 96 percent
	✓	Directors are elected on an individual basis
	✓	The Chairman of the Board of Directors is considered an independent director
	✓	90 percent of the Board of Directors is considered independent
	✓	The Board of Directors and individual directors are subject to an annual performance evaluation
	✓	100 percent of the Nominating and Corporate Governance Committee is considered independent
	✓	100 percent of the Human Resources and Compensation Committee is considered independent
	✓	100 percent of the Audit Committee is considered independent
	✓	100 percent of the Reserves Committee is considered independent
	✓	100 percent of the Corporate, Responsibility, Environment, Health and Safety Committee is considered independent
Compensation	✓	The Company has issued equity incentive awards, however any repricing of stock option / SARs requires the approval of both the Board of Directors and its shareholders
	✓	The Company has not repriced treasury-based options or exchanged them for shares, options or cash at any time in the past
	✓	Non-executive directors do not participate in our employee long-term incentive plans
	✓	The Company discloses complete performance measure information for the short-term variable remuneration it grants to its executive officers
	✓	The multiple of salary plus Bonus in the change in control agreement for the Chief Executive Officer (“CEO”) is two years
	✓	Executive PSUs are based on Board-approved performance targets which are fully disclosed
	✓	The Company has issued Options or SARs to its executive officers with a vesting period of 36 months
	✓	The Company has issued RSUs to its executive officers with a vesting period of 36 months
Shareholder Rights	✓	All directors are elected annually
	✓	The proportion of non-voting shares relative to the share capital is nil
	✓	The Company has a plurality vote standard with a director resignation policy
	✓	Quorum for shareholder meetings is at least two persons representing a minimum of 25 percent of the shares
	✓	The Company has a single class share capital structure
	✓	All common shareholders are entitled to vote on all directors standing for election
	✓	The Board of Directors has not ignored any majority supported shareholder proposals
Audit	✓	Non-Audit fees represent 18.4 percent of total fees paid to the independent auditors
	✓	The independent auditors issued an unqualified opinion in the past year
	✓	The Company has not restated financial statements at any time in the past
	✓	The Company has not made late financial disclosure filings at any time in the past
	✓	The securities regulators have not taken any enforcement action against the Company at any time in the past
	✓	The Company has not disclosed any material weakness in its internal controls at any time in the past

Statements in the table above relating to general prior periods include all periods from Encana’s inception in 2002.

ENCANA’S CORPORATE GOVERNANCE PRACTICES

Encana’s Objectives

Encana, its Board and its management are committed to attaining the highest standards of corporate governance. Encana believes strong corporate governance practices are good for Encana’s business which translates into enhanced shareholder value. Encana maintains a multi-faceted corporate governance program which is designed to work in a comprehensive and systemic manner to achieve this objective. Encana fully complies with all applicable regulatory requirements concerning corporate governance, and continually assesses and updates its practices where necessary to ensure continued achievement of this objective.

Encana has many stakeholders who impact, and are impacted by, our business and operations. These stakeholders include shareholders; employees; contractors; landowners; neighbours and local communities; Aboriginal communities; governments and regulators; financial institutions; private sector partners and competitors; and non-governmental and community organizations.

Encana’s corporate governance practices are a component of our larger sustainability program. While our corporate governance and other policies, practices, and guidelines are designed to ensure Encana complies with applicable legal requirements, these corporate governance practices and our larger sustainability program are also aimed more broadly at enhancing stakeholder confidence. We believe this can be achieved in part by demonstrating to stakeholders that Encana operates responsibly and ethically as a good neighbour and corporate citizen. Encana believes that enhancing stakeholder trust and confidence will result in enhanced shareholder value. This can come in many different ways, including enhanced access to lands, contractors and equipment, a higher level of trust by and smoother interactions with regulators and governments and improved relations with Aboriginal communities; and non-governmental and community organizations.

In support of the roll-out of our new strategy in 2014 and to help build and establish our go-forward culture, Encana, with strong support from its staff and approval by its Board, established a new and simple vision statement and value construct that will guide behavior of all its leaders and staff as it implements the new strategy. Our Vision to be the leading North American Resource Play company shall be guided by our Core Values: One, Agile, Driven. Our

Foundational Values: Safety, Trust, Integrity, Respect are base behaviour expectations of all staff and act as our moral compass. Our adherence to our Core and Foundational Values differentiate us from our competitors as we pursue our Vision.

Ensuring our stakeholders know who we are and what to expect from us is crucial to our success. We are committed to working with stakeholders in an honest, transparent and respectful manner, listening to their concerns and working together to find solutions. Open dialogue with stakeholders enables good decision making, helps identify and resolve issues and builds strong relationships. Effective stakeholder engagement at Encana is about building trust, communication, and collaboration. Our approach is generally tailored to meet the individual needs of our stakeholders through a wide variety of communication methods. Encana’s focus on being a leader in governance and corporate sustainability has been recognized in a number of areas, by a number of organizations. Recent examples include:

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Institutional Shareholder Services Inc. (“ISS”) Governance Quickscore – ISS annually benchmarks corporate issuers’ governance practices against their peers. ISS uses a scoring and screening solution, underpinned by hard data and designed to help institutional investors identify governance risk within portfolio companies. Based on the latest Governance Quickscore available for Encana, among Encana’s 24 Canadian and U.S. compensation peer companies, Encana ranked first overall with a Governance Quickscore of “1” on a one to ten ranking system. Our peer average Governance Quickscore was 5.0 out of ten.

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The Ethisphere Institute – For the fourth year in a row, in 2014, Encana was ranked among the world’s most ethical large companies by The Ethisphere Institute, a global leader in defining and advancing the standards of ethical practices that fuel corporate character, marketplace trust and business success. Being named as one of the “World’s Most Ethical Companies” is a distinction that honors Encana’s continued commitment to transparency and integrity, ethical leadership, compliance practices, and social responsibility.

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Corporate Knights – For the sixth consecutive year, Encana was listed as one of Corporate Knights’ Global 100 Most Sustainable Corporations in the World. Encana was one of 12 Canadian companies on the list, which includes companies from 23 countries encompassing all economic sectors.

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Corporate Knights – For the sixth consecutive year, Encana has been recognized for its commitment to sound corporate governance and responsible development in the 2014 Corporate Knights’ Best 50 Corporate Citizens in Canada list. Encana ranked among the top five energy producers and placed 21st overall.

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Dow Jones Sustainability North American Index – For the 10th consecutive year, Encana was named to the Dow Jones Sustainability North American Index. Encana was among only 10 energy companies to make the list. The Dow Jones Sustainability North American Index, and respective subsets, trace the performance of the top 20 percent of the 600 largest North American companies that lead the field in terms of sustainability in the Standard & Poor’s Global Broad Market Index.

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Canadian Society of Corporate Secretaries (“CSCS”) – Encana was named as a finalist in the Best Overall Corporate Governance category in the 2014 CSCS Excellence in Governance Awards. The CSCS Excellence in Governance Awards annually recognize the important contribution governance professionals make in terms of best practices that build and sustain shareholder and stakeholder value. The awards underscore the critical role that good governance plays in sustaining the value of Canada’s public companies contributing to the competitiveness of Canada’s economy and its capital markets.

In November 2014, Encana’s staff, including contractors, made a recommitment to Encana’s Business Code of Conduct and certain identified policies in line with the Corporation’s ongoing commitment to acting with integrity, trust and respect, and to ethical conduct in all that we do. To help ensure understanding and facilitate compliance, employees are required to confirm their commitment to Encana’s policies and practices on an annual basis and confirm that no conflicts of interest between their personal interests and Encana’s interests exist, or alternatively to formally declare such conflict in order for the Company to take proactive steps to manage any such conflicts. Contractors that do business with Encana are also expected to review, understand and abide by all applicable policies, practices and guidelines.

Corporate Governance Regulatory Compliance

In Canada, the Canadian securities regulatory authorities (the “CSA”) adopted National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) effective June 30, 2005. Disclosure of governance practices is required in accordance with NI 58-101.

Gender Diversity – Our Approach

Representation of Women on the Board – Encana does not currently have a formal gender diversity policy. However, for many years, Encana has maintained significant levels of female representation on our Board. In 2014, 30 percent of our Board members were female prior to the recent retirement of one of our female directors, Ms. Farley. At this meeting, shareholders will be asked to elect three female directors, including Encana’s newest director, Margaret McKenzie, who was appointed in March, 2015. In 2014, three of five of our Committee Chair roles were held by female directors. Currently, 27 percent of our Board is comprised of women directors. With the retirement of Ms. Farley in late August 2014, two of five of our Committee Chairs are currently female.

Encana believes a progressive approach to gender diversity requires effective mechanisms to identify and recruit high potential diverse talents to the Board. In this spirit, Encana remains committed to continuing to review emerging best practices regarding diversity, including those in our industry, as we assess our approach.

Identification and Selection of Women Directors – In assessing new nominees for directors, our NCG Committee strives to ensure an optimal range of skills, expertise and experience which will enable the Board to effectively carry out its mandate and functions. While we currently do not have formal guidelines regarding the level of representation of women on our Board, in assessing new nominees, the NCG Committee and Board of Directors have historically recruited and appointed a significant percentage of female directors over the last decade.

Representation of Women in Executive Officer Positions – Our Board oversees the Corporation’s executive succession planning process. Currently, three members of our ELT are women, consisting of our Executive Vice-President & Chief Financial Officer, Ms. Sherri Brillon, Executive Vice-President, Midstream, Marketing & Fundamentals, Ms. Renee Zemljak and our Executive Vice-President & General Counsel, Ms. Joanne Alexander. Each of them has been recognized for their accomplishments and contributions to our industry.

Encana has also historically maintained significant female representation at its ELT. Women executives currently represent 37.5 percent of Encana’s ELT. Encana strongly supports career development of its female employees through the Encana Women’s Network, which has as its stated mission to inspire and empower Encana women to reach their full potential by facilitating learning, leadership, networking and outreach.

Targets for the Representation of Women on the Board and in Executive Officer Positions – To achieve its business and strategic objectives, Encana requires high performing individuals in all critical roles, including at the Board of Directors and ELT. Encana believes in recruiting, developing and promoting the most capable candidates available for such roles. In light of our historic practices in respect of the appointment of women to our Board and ELT, Encana believes that a formal quota or targets regarding the representation of women in such roles may be unnecessary at this time. Encana has instead applied its focus to the identification and enhancement of approaches and strategies recognized to be effective in encouraging diversity at all levels of our organization.

Number of Women on the Board and in Executive Officer Positions – Currently, we have three women directors on Encana’s Board (27 percent) and three women in ELT positions (37.5 percent). At our major subsidiaries level, we have an average of 42 percent women representation on boards and 35 percent in executive positions.

U.S. Governance Standards and Requirements

With respect to the United States, we are required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the U.S. Securities and Exchange Commission (“SEC”) pursuant to that Act, as well as the governance rules of the NYSE, in each case as applicable to foreign issuers. Most of the NYSE corporate governance standards are not mandatory for Encana as a non-U.S. company, but we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE under NYSE corporate governance standards. Except as summarized on our website, www.encana.com, we are in compliance with the NYSE corporate governance standards in all significant respects.

The Board of Directors and its Committees continually evaluate and enhance Encana’s corporate governance practices by monitoring Canadian and U.S. regulatory developments affecting corporate governance, accountability and transparency of public company disclosure.

The following statement of our existing corporate governance practices is made in accordance with Form 58-101F1 of NI 58-101 and has been approved by the NCG Committee. Comments are also included regarding certain applicable provisions of the Sarbanes-Oxley Act of 2002, related SEC rules, NYSE rules and Canadian rules relating to audit committees pursuant to National Instrument 52-110 (“NI 52-110”). Encana’s approach to corporate governance meets or exceeds the best practices outlined under NP 58-201.

BOARD OF DIRECTORS

Independence

The Board is currently composed of 11 directors, 10 of whom are independent directors. Mr. Suttles, Encana’s President & Chief Executive Officer, is the only Board member who is a member of Encana’s management and is therefore not independent.

The Board is responsible for determining whether or not each director is independent within the meaning of such term set forth in NI 58-101. In applying this definition, the Board considers all relationships of the directors with Encana, including business, family and other relationships.

The Board has determined the remainder of the proposed directors to be independent directors on the basis that such directors have no direct or indirect material relationship with Encana which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

We have had an independent, non-executive Board Chairman since Encana’s inception in 2002. The Chairman of the Board, Mr. Woitas, is independent. Pursuant to Encana’s By-Laws, the Chairman and Chief Executive Officer shall not be the same person, except in very limited circumstances. The Chairman of the Board is required to ensure the Board is properly organized, functions effectively and meets its obligations and responsibilities including those relating to corporate governance matters.

Majority Voting and Plurality Voting Standard

Encana has adopted both a majority voting policy and a plurality voting standard as described under the “Purposes of the Meeting – Election of Directors – Majority Voting and Plurality Voting Standard” section on page 7 of this Information Circular.

Board Tenure

The Board has established a Director Retirement Policy which provides that directors shall not stand for re-election once reaching age 71. The Director Retirement Policy provides that in exceptional circumstances where it is in the best interests of the Corporation, the Board shall be entitled to nominate any person for election at the next succeeding annual meeting of shareholders of the Corporation, notwithstanding that such person has attained the age of 71 years.

Board Meetings

In 2014, Encana held six regularly scheduled Board meetings, six additional special meetings and 22 Committee meetings. The overall combined attendance by Encana directors at both Board and Committee meetings was 96 percent. Encana’s directors hold in-camera sessions, without non-independent directors and management members in attendance, at all regularly scheduled Board meetings. In addition, each of the Committees regularly holds in-camera sessions without non-independent directors and management members present. The Chairman of the Board and the respective Committee Chairs act as the chair of such meetings. In 2014, there were six Board meetings and 18 Committee meetings which had in-camera sessions. The attendance record of each director is described in “Purposes of the Meeting – Election of Directors – Nominees for Election”.

All directors, with the exception of Mr. Mayson, Mr. McIntire and Ms. McKenzie, who were not appointed as directors at such time, attended the 2014 Annual Meeting of Shareholders held on May 13, 2014.

Non-Encana Directorships

The Board has not adopted a formal policy limiting the number of outside directorships of Encana’s directors. Other public company board memberships held by director nominees of Encana are described in “Purposes of the Meeting – Election of Directors – Nominees for Election”. None of Encana’s proposed directors serve together on any other boards of reporting issuers.

Director Retirement Age and Other Mechanisms of Board Renewal – Our Approach

Our Board understands that it should reflect a balance between skills, expertise, experience and learning on the one hand, and the need for renewal and fresh perspectives on the other. The breadth of skills, expertise and experience of our proposed nominees for directors is shown in their biographical information on pages 8 to 14 and on the table found on page 72 of this Information Circular. Encana has not set rigid director term limits for directors and instead currently employs the following mechanisms to aid in managing Board tenure and facilitating continual Board renewal:

¡	establishment and observance of a mandatory retirement age of 71 under the Director’s Retirement Policy; and

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conducting regular Board and director evaluations and assessments, which includes one-on-one discussions between the Board Chairman and each individual director to discuss matters relating to director, Board and Committee performance.

Encana has a good history of regular board renewal, with current relatively short average director tenure of under 5 years. In 2014, two new directors joined the Board (Howard Mayson and Lee McIntire) and two directors retired from the Board (David O’Brien and Claire Farley). In early 2015, one new director joined the Board (Margaret McKenzie).

BOARD OF DIRECTORS’ MANDATE

The Board has adopted a written mandate (the “Board Mandate”) which is attached as Appendix E. The fundamental responsibility of the Board pursuant to the Board Mandate is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner through an appropriate system of corporate governance and internal control. The Board Mandate sets out the key responsibilities of the Board in the stewardship of Encana and includes the following primary responsibilities:

Supervision of Management

The Board is responsible for appointing the CEO and monitoring the CEO’s performance against a set of mutually agreed upon corporate objectives directed at maximizing shareholder value. The HRCC reviews and provides recommendations to the Board on succession planning, senior management development and performance of management in relation to the accomplishment of their annual objectives. Annually, the HRCC measures management’s performance and total compensation against the combined set of objectives contained in the annual Budget and the strategic plan. The Board supports management’s commitment to training and developing all employees.

Encana’s Strategic Plan

The Board is responsible for the annual review and approval of Encana’s strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the annual strategy review. The Board discusses and reviews with management all materials relating to the strategic plan and receives updates from management on the strategic plan throughout the year. Management must seek Board approval for any transaction that would have a significant impact on the strategic plan.

Risk Management

The Board is responsible for ensuring that a system is in place to identify the principal risks to Encana and to monitor the process to manage such risks. The Audit Committee reviews and approves management’s identification of principal financial risks and meets regularly to review reports and discuss significant risk areas with the internal and external auditors. In addition, the Board ensures that an adequate system of internal controls exists.

Communications

The Board is responsible for approving a communications policy or (policies) to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

Encana provides detailed information on our business, operating and financial results on our website located at www.encana.com. Encana’s news releases and other prescribed documents are required to be filed on the electronic database maintained by the Canadian Securities Administrators (“CSA”) (“SEDAR”) located at www.sedar.com and by the SEC (“EDGAR”) located at www.sec.gov.

The Board receives regular reports on key communications issues. Shareholders may contact Encana using:

¡	Comments via email to investor.relations@encana.com; and

¡	Encana’s transfer agent, CST via www.canstockta.com or by telephone at 1-866-580-7145 (toll-free in North America).

Expectations of Directors

The Board Mandate sets out the expectations and business duties of the directors, including the expectation for directors to attend all meetings and the responsibility to ensure that Board materials are distributed to all directors in advance of regularly scheduled meetings to allow for sufficient review.

Corporate Governance

The Board is responsible for establishing an appropriate system of corporate governance, the objective of which is to enhance Encana’s shareholder value as previously discussed in this Corporate Governance Practice section. This includes appropriate practices to ensure the Board functions independently of management and to ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters. The Board has implemented the Business Code of Conduct (the “Code”) for employees, officers, contractors and directors, and monitors compliance with the Code. The Code provides that any waivers of the Code for officers and directors may only be approved by the Board.

POSITION DESCRIPTIONS

Encana has written guidelines for the President & CEO, the Chair of the Board of Directors and each Committee Chair which are available on our website located at www.encana.com. The Board is responsible for monitoring the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value. As part of this process, the HRCC reviews and approves corporate goals and objectives relevant to the CEO’s compensation and evaluates the CEO’s performance in light of these corporate goals and objectives. The Board has clearly defined limits with respect to management’s authority.

ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS

The NCG Committee is responsible for and has implemented procedures for the orientation and education of new Board members concerning their role and responsibilities, and for the continued development of existing members of the Board.

Orientation

Through our formal and comprehensive orientation program, new directors are provided with opportunities to meet with senior management to discuss key operational, financial, legal, and environmental topics specific to Encana’s business and operations and have the opportunity to visit some of Encana’s major producing properties and areas of operations.

New directors receive a detailed information package containing Encana’s strategic plan, directors’ information handbook, recently issued disclosure materials, Encana’s Values and independent third party peer comparison information and are encouraged to conduct his/her own due diligence through independent meetings with the Chairman of the Board, President & CEO, or other directors.

Continuing Education

We provide continuing education opportunities for all directors to enhance their skills and to ensure each has a current understanding of Encana’s business environment. In 2014, Encana provided directors with the following opportunities:

¡	Quarterly updates on Encana’s operations and supply chain management

¡	Quarterly overviews of risks, including a formal risk report

¡	Quarterly overviews of market fundamentals, including analyses of commodity prices and basis differential projections, and their potential impacts

¡

Regular attendance of Audit Committee meetings by non-Committee members interested in more in-depth discussions on Encana’s accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting and accounting compliance

¡	Regular attendance of Reserves Committee meetings by non-Committee members interested in more in-depth discussions on reserves

In June 2014, directors visited the Duvernay Simonette Development in Northern Alberta to receive an overview and tour of the water diversion point, the water storage facility, the construction camp and the north Simonette field including plant site and pad site.

In December 2014, directors also visited the Permian area in Texas and participated in facility, drilling rig and completions operations tours held during that visit.

In addition to these specific events and other ongoing internal continuing education programs, directors are encouraged to attend external educational programs to assist in their development as directors of Encana. All such external programs are approved by the Chairman of the Board and, in 2014, included the following:

¡

Ms. Nimocks attended several National Association of Corporate Directors regional sessions; four WomenCorporateDirector education sessions; Vinson & Elkins compensation education session; JP Morgan Chase Board Summit and Morgan Stanley Energy Director’s meeting.

¡

Ms. Peverett attended the Global Business Forum on the energy industry; Institute of Corporate Directors seminars on Tone at the Top and CEO Compensation; and two sessions of Ernst & Young Audit Chair Roundtable.

¡

Mr. Waterman attended a two day Chartered Professional Accountant course on IFRS: A Survey of the Standards and a number of sessions sponsored by The Institute of Corporate Directors; Financial Executives International, the University of Calgary and Ernst & Young, on such topics as Cyber and Personal Security, How to Construct and Maintain a High Performing Board, The Evolving Roles of Management and the Board and other current, industry related topics.

DIRECTOR NOMINATION PROCESS, SUCCESSION PLANNING AND BOARD RENEWAL

The NCG Committee is charged with identifying prospective Board members and proactively managing the Board renewal process. To help guide the process we use a skills matrix to identify areas of director expertise which are important to the company, and which should be considered in connection with planned and unplanned director retirements and identifying potential successors. We maintain a list of potential future board candidates possessing such skills, expertise and experience.

The following table represents the breadth of experience and expertise represented by directors currently standing for election. The Board has identified these areas of expertise as being important to Encana:

Skills and Expertise	Dea	Fowler	Mayson	McIntire	McKenzie	Nimocks	Peverett	Shaw	Suttles	Waterman	Woitas
Accounting, Finance and/or Audit(1)				●	●	●	●	●		●
Environment, Health & Safety(2)	●	●	●	●					●		●
Financial Expert(3)							●	●		●
Governance(4)		●		●		●	●				●
Human Resources/Compensation(5)		●		●		●		●		●
Merger/Acquisitions Divestitures(6)	●	●	●		●	●		●	●	●	●
Natural Gas, Oil and Liquids-rich Natural Gas Development/ Operations/Production(7)	●	●	●		●	●			●		●
Public Policy/Government Relations(8)	●		●		●				●	●	●
Reserves(9)	●		●		●		●		●		●
Risk Management(10)	●			●		●	●	●	●	●

Notes:

(1)	Experience in the financial services area or experience overseeing complex financial transactions or experience on an Audit Committee.

(2)	Experience in the areas of environment, health and safety.

(3)

A director is deemed to be a financial expert through extensive work experience in the financial industry or has been deemed to be an audit committee financial expert as defined by the United States Securities Exchange Act of 1934 (please refer to the audit committee financial expert definition under the Audit Committee section starting on page 75).

(4)	Experience overseeing governance practices – may have gained experience through work on Corporate Governance Committee or through experience as a senior executive of a major public company.

(5)	Experience overseeing compensation design which may have been gained through experience as a senior executive of a major public company or through work on a Human Resources and Compensation Committee.

(6)	Experience with mergers, acquisitions and/or divestitures for a major public company.

(7)	Experience with various aspects of natural gas, oil and liquids-rich natural gas development and operations, including exploration, marketing and production.

(8)	Experience working with local, provincial, national or international governments or gained public relations or government experience as a senior executive in a major public company.

(9)	Experience with reviewing externally disclosed natural gas reserves and resources data and reserves and resources data of independent qualified reserves evaluators.

(10)

Experience identifying principal corporate risks to ensure management implements the appropriate steps to manage and mitigate risks as a senior executive in a major public company or gained experience as a member of a risk committee.

The NCG Committee is comprised exclusively of independent directors. The NCG Committee receives and evaluates suggestions for candidates from individual directors and from professional search organizations. The NCG Committee gives consideration to the appropriate size of the Board. The NCG Committee has the authority to retain and terminate any search firm to be used by the NCG Committee or the Board to identify candidates.

ETHICAL BUSINESS CONDUCT

Encana’s Values set out the basis on which we will operate as a high performance, principled corporation. Our Values, together with our Code, establish our commitment to conducting business ethically and legally.

The Code applies to all employees, officers, contractors and directors of Encana and/or its subsidiaries and makes specific reference to, among other things, the protection and proper use of Encana’s assets, conflicts of interest, fair dealings with our stakeholders and compliance with laws and regulations. All employees, officers and directors of Encana and its subsidiaries were required to review the Code and confirm in 2014 that they understood their individual responsibilities as well as to confirm the requirements of the Code. Encana intends to continue its practice of conducting annual employee training, including each employee’s review and acknowledgement that they understand their obligations under the Code and its related policies.

Any waiver of the Code for officers or directors may only be made by the Board and will be promptly disclosed to shareholders as required by law.

Encana has an Investigations Practice to provide an effective, consistent and appropriate procedure by which incidents that potentially violate Company policies or practices, or are potential violations under statutes, regulations, rules and policies applicable to us, are properly received, reviewed, investigated, documented and brought to appropriate resolution. For this purpose, an Investigations Committee reviews and oversees investigations. The Investigations Committee refers violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee and the Audit Committee receives reports on the nature and status of ongoing investigations and the resolutions of any investigations relating to the same. The Corporate Responsibility, Environment, Health & Safety (“CREHS”) Committee receives a quarterly summary on the nature and status of all ongoing investigations and the resolutions of any investigations since the previous report. These Committees report any significant or material investigations to the Board.

Encana has a 24 hour per day toll-free Integrity Hotline in place to provide an additional avenue for stakeholders to communicate concerns about how we conduct our business. Concerns can be reported to the Integrity Hotline orally or in writing and may be made confidentially or anonymously. Concerns reported through the Integrity Hotline relating to violations of policies or practices are handled in accordance with the Investigations Practice. An Integrity Hotline report, which preserves confidentiality and anonymity, is prepared on a quarterly basis and is provided to the CREHS Committee at regularly scheduled Committee meetings. The Audit Committee receives an Integrity Hotline report which relates to accounting, internal accounting controls or auditing matters. Concerns or complaints may be reported to Encana’s Integrity Hotline as follows:

•

Via email to integrity.hotline@encana.com, or by telephone at 1-877-445-3222, or by correspondence to Integrity Hotline, c/o Encana Corporation, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta, T2P 2S5.

In addition to the statutory obligations of directors to address conflict of interest matters, we have developed a protocol to assist Encana’s executive officers to manage, in advance, any potential conflicts of interest that may impact individual directors. The protocol requires an executive officer to: confirm an individual director’s potential conflict with the President & CEO; provide advice to the Chairman for advance notice to the affected director; ensure the portion of written reference material which gives rise to a conflict is excluded from the pre-meeting distribution to the affected director; and, with respect to the particular item in question, recommend directly to the affected director that he or she abstain from participating in the meeting or excuse himself or herself from the meeting or applicable portion of the meeting.

Encana also has a Disclosure Policy, Confidentiality Policy and Securities Trading and Insider Reporting Policy that govern the conduct of all employees, officers, contractors and directors of Encana and/or its subsidiaries.

The President & Chief Executive Officer General Guidelines require the President & Chief Executive Officer to foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

Encana’s Values, Business Code of Conduct, Corporate Responsibility Policy, Investigations Practice, Integrity Hotline and the President & Chief Executive Officer General Guidelines are available on our website located at www.encana.com.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The NCG Committee is responsible for reviewing, reporting and providing recommendations for improvement to the Board with respect to all aspects of corporate governance. The NCG Committee is responsible for Encana’s Corporate Governance Practices and monitors best practices among major Canadian and U.S. companies to help ensure that Encana continues to adhere to high standards of corporate governance.

The NCG Committee reviews on a periodic basis the mandates of the Committees of the Board and makes recommendations to the Board, as appropriate, with respect to such mandates.

The NCG Committee is responsible for and oversees the evaluation and assessment of the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual members.

The Board reviews the adequacy and form of the directors’ compensation to ensure that it realistically reflects the responsibilities and risks involved in being a director of Encana. The NCG Committee recommends to the Board, for approval, the directors’ compensation and the remuneration for the non-executive Chairman of the Board. See “Director Compensation” starting on page 15 for information relating to the compensation received by the directors in 2014.

The NCG Committee, upon approval by a majority of the members, may engage any outside resources deemed advisable.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

The HRCC is comprised exclusively of independent directors. The HRCC establishes the responsibilities of the HRCC which includes engaging outside resources if deemed advisable. The HRCC also has the authority to retain directly and terminate any consultant used in the evaluation of executive officer compensation.

The HRCC has two primary functions:

¡

to assist the Board in carrying out its responsibilities by reviewing compensation and human resources issues in support of the achievement of our business strategy and making recommendations to the Board as appropriate. In particular, the HRCC is responsible for reviewing and approving corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance against those goals and objectives and making recommendations to the Board with respect to the CEO’s compensation; and

¡	to assist the Board in carrying out its fiduciary responsibilities in reviewing pension issues and overseeing the investment management of the Corporation’s pension and investment plans.

The HRCC has retained Meridian as its independent compensation advisor. Pursuant to their engagement, Meridian provides the HRCC with independent advice and information regarding our executive compensation practices, executive compensation plan design, market trends and regulatory considerations in the U.S. and Canada.

The engagement of an independent compensation advisor provides the HRCC with additional expertise and a broader independent perspective regarding our compensation program and in particular, the compensation of our executive officers. Meridian takes direction from and reports directly to the HRCC through the HRCC Chairperson. The HRCC Chairperson approves all services provided by Meridian and all compensation paid for their advisory services. Meridian has been retained directly by the HRCC and does not provide any other services to Encana.

Towers advises Encana management on pension matters and provides compensation surveys and information on competitive trends regarding executive compensation. Towers serves as actuary to Encana’s Canadian pension plans and in this capacity, provides pension related information regarding our executive officers, which is provided to the HRCC.

The HRCC has reviewed, commented on and recommended to our Board for approval the Statement of Executive Compensation contained in this Information Circular.

AUDIT COMMITTEE

The SEC requires, pursuant to Rule 10A-3 of the United States Securities Exchange Act of 1934, that each member of a company’s Audit Committee be independent. All of the Audit Committee members are “independent” as that term is defined by the SEC.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Encana’s financial statements. All of the Audit Committee members are financially literate pursuant to NI 52-110.

The SEC requires a company, like Encana, that files reports under the United States Securities Exchange Act of 1934 to disclose annually whether its Board of Directors has determined that there is at least one “audit committee financial expert” on its Audit Committee, and if so, the name of the audit committee financial expert. The rule defines “audit committee financial expert” to mean a person who has the following attributes:

¡	an understanding of financial statements and generally accepted accounting principles;

¡	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

¡

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Encana’s financial statements, or experience actively supervising one or more persons engaged in such activities;

¡	an understanding of internal controls and procedures for financial reporting; and

¡	an understanding of audit committee functions.

Two Audit Committee members, Ms. Peverett and Mr. Waterman, have been determined by the Board to be “audit committee financial experts” as that term is defined by the SEC.

The Audit Committee Mandate sets out the Audit Committee’s duties and responsibilities including the following:

¡	reviewing and approving management’s identification of principal financial risks and monitoring the process to manage such risks;

¡	overseeing and monitoring our compliance with legal and regulatory requirements;

¡	receiving and reviewing the reports of the audit committee of any subsidiary with public securities;

¡

overseeing and monitoring the integrity of our accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting and accounting compliance;

¡	overseeing audits of Encana’s financial statements;

¡	overseeing and monitoring the qualifications, independence and performance of our external auditors and internal auditing department;

¡	providing an avenue of communication among the external auditors, management, the internal auditing department and the Board of Directors; and

¡	reporting to the Board of Directors regularly.

The Audit Committee Mandate specifies that the external auditors shall report directly to the Audit Committee in its capacity as a Committee of the Board. The Board reviews and re-assesses this Mandate on an annual basis.

For the year ended December 31, 2014, the Board and the Audit Committee reviewed the Audit Committee Mandate and determined no substantial changes were required.

The Audit Committee reviews and provides recommendations to the Board on the adequacy of Encana’s internal control system and ensures that management, external auditors and internal auditors provide to the Audit Committee an annual report on the Company’s control environment as it pertains to Encana’s financial reporting process and controls.

The Audit Committee Mandate requires that the Audit Committee meet regularly with external auditors without management present. The Audit Committee meets regularly in-camera with internal auditors and external auditors.

The Audit Committee may retain, obtain advice or otherwise receive assistance from independent counsel, accountants or others to assist it in carrying out any of its duties.

For further information about Encana’s Audit Committee and a copy of the Audit Committee Mandate, please see Appendix E of our Annual Information Form dated March 3, 2015 which is available on our website www.encana.com.

OTHER BOARD COMMITTEES

Reserves Committee

Encana has 100 percent of its reserves and economic contingent resources evaluated by independent qualified reserves evaluators (“IQREs”). The Reserves Committee is comprised solely of independent directors. Pursuant to its mandate, the Reserves Committee reviews the qualifications and appointment of the IQREs, the procedures for providing information to the IQREs and the annual reserves and resources estimates prior to public disclosure.

CREHS Committee

The CREHS Committee’s primary function is to assist the Board in fulfilling its role in oversight and governance by reviewing, reporting and making recommendations to the Board on Encana’s policies, standards and practices with respect to corporate responsibility, including the environment, occupational health, safety, security, and overall business conduct and ethics. The CREHS Committee is comprised solely of independent directors.

ASSESSMENTS OF THE BOARD

The Board has established practices for the regular evaluation of the effectiveness of the Board, its Committees and its members.

As part of its process, the Chair of the NCG Committee meets periodically with each director to discuss the effectiveness of the Board as a whole, the Board Committees and each director. To assist the Chair in his review, each director completes an anonymous effectiveness questionnaire annually as well as periodic self and peer evaluation forms. The assessments include a review of an individual director’s knowledge, skills, experience and meaningful contributions. Formal long-form effectiveness questionnaires are ordinarily used every two years. In alternating years an in-camera board and committee assessment meeting is also held with a list of discussion and evaluation items being developed in advance with input from the NCG Committee. Action items and other evaluation takeaways are generated for future action and follow up. Key takeaways from these processes are used to refine and improve Board and Committee accountabilities and processes.

The NCG Committee assesses the adequacy of information given to directors, communication between the Board and management and the processes of the Board and Committees.

The NCG Committee will recommend to the Board any changes that would enhance the performance of the Board based on all of the NCG Committee’s assessments.

KEY GOVERNANCE DOCUMENTS

Various policies, practices and mandates support the corporate governance framework at Encana. The following documents constitute key components of Encana’s corporate governance and corporate responsibility system and can be found on our website www.encana.com:

¡	Encana’s Values

¡	Business Code of Conduct

¡	Corporate Responsibility Policy

¡	Environment Policy

¡	Health & Safety Policy

¡	Conflict of Interest Policy

¡	Investigations Practice

¡	Anti-Fraud Policy

¡	Competition and Antitrust Laws Compliance Policy

¡	Prevention of Corruption Policy

¡	Respectful Workplace Practice

¡	Board of Directors’ Mandate

¡	Chair of the Board of Directors and Committee Chair General Guidelines

¡	President & Chief Executive Officer General Guidelines

¡	Audit Committee Mandate

¡	Corporate Responsibility, Environment, Health and Safety Committee Mandate

¡	Human Resources and Compensation Committee Mandate

¡	Nominating and Corporate Governance Committee Mandate

¡	Reserves Committee Mandate

OTHER MATTERS

Encana’s management is not aware of any business to be presented for action by the shareholders at the Meeting other than that mentioned herein or in the Notice of Meeting.

SHAREHOLDER PROPOSALS

The final date by which Encana must receive shareholder proposals for the annual meeting of shareholders of Encana to be held in 2016 is December 24, 2015. All proposals should be sent by registered mail to the Corporate Secretary, Encana Corporation, Suite 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta, T2P 2S5.

ADDITIONAL INFORMATION

For those shareholders who cannot attend the Meeting in person, a live audio webcast of the Meeting will be available. Details on how shareholders may access the proceedings on the webcast will be found on our website www.encana.com and will also be provided in a news release prior to the Meeting.

Additional information concerning Encana, including our Consolidated Interim and Annual Financial Statements and Management’s Discussion and Analysis thereon, and our latest Annual Information Form dated March 3, 2015, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

We will provide, without charge to a securityholder, a copy of Encana’s latest Annual Information Form, our 2014 Annual Report to shareholders containing the Consolidated Financial Statements for 2014 together with the Auditor’s Report thereon and Management’s Discussion and Analysis, Interim Financial Statements for subsequent periods, and this Information Circular upon request to Investor Relations, Encana Corporation, Suite 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta, T2P 2S5, telephone: 1-403-645-2000 or investor.relations@encana.com. This information may also be accessed on our website www.encana.com.

QUESTIONS AND OTHER ASSISTANCE

If you have any questions about the information contained in this Information Circular or require assistance in completing your proxy or voting instruction form, please contact D.F. King, our proxy solicitation agent, at:

North American Toll Free Phone: 1-800-926-4985

Banks, Brokers and collect calls: 1-201-806-7301

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

DIRECTORS’ APPROVAL

The contents and the sending of this Information Circular have been approved by the Board of Directors.

March 16, 2015

Jeffrey G. Paulson

Vice-President, Corporate Legal Services

& Corporate Secretary

APPENDIX A

SPECIAL RESOLUTION AUTHORIZING AN AMENDMENT TO ENCANA’S ARTICLES

Please see “Proposed Amendments to the Corporation’s Articles of Incorporation – Preferred Shares” at page 19 of this Information Circular for a discussion of the proposed amendments to Encana’s Articles of Incorporation pursuant to the special resolution below, provided requisite shareholder approval is obtained at the Meeting, and the reasons for the Board recommending this action. The complete Articles of Amendment, including the complete terms and conditions attaching to the Class A Preferred Shares, are attached as Schedule 1 to this Appendix A.

RESOLVED, as a special resolution of the shareholders of Encana Corporation (the “Corporation”) that:

1.

The Articles of Incorporation of the Corporation be amended pursuant to Sections 173(1)(d), 173(1)(g) and 173(1)(h) of the Canada Business Corporations Act to (i) re-designate each of First Preferred Shares and Second Preferred Shares of the Corporation into one class designated as “Class A Preferred Shares”, (ii) change the maximum number of such Class A Preferred Shares that the Corporation is authorized to issue from unlimited to limited to a number equal to not more than twenty percent of the number of issued and outstanding Common Shares of the Corporation at the time of issuance of any such Class A Preferred Shares, and (iii) change the rights, privileges, restrictions and conditions in respect of such Class A Preferred Shares to having attached thereto the rights, privileges, restrictions and conditions as set forth in the Articles of Amendment contained in Schedule 1 to this resolution:

2.	The board of directors of the Corporation is hereby authorized, in its sole discretion and without further approval of the shareholders, to revoke or rescind these resolutions before it is acted on.

3.

Any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver all such documents and instruments, including articles of amendment of the Corporation, and to do all such other things and take such other actions as may be necessary or desirable to give effect to these resolutions.

Schedule 1

Articles of Amendment

Canada Business Corporations Act (CBCA)

FORM 4

ARTICLES OF AMENDMENT

(Sections 27 or 177)

  1 - Corporate name

ENCANA CORPORATION

2 - Corporation number

3 - The articles are amended as follows: (Please note that more than one section can be filled out)
A:	The corporation changes its name to:

n/a

B:   The corporation changes the province or territory in Canada where the registered office is situated to:

       To complete the change, a Form 3 - Change of Registered Office Address must accompany the Articles of Amendment.

C: The corporation changes the minimum and/or maximum number of directors to: (For a fixed number of directors, please indicate the same number in both the minimum and maximum options).

Minimum number	Maximum number

D:

Other changes: (e.g., to the classes of shares, to restrictions on share transfers, to restrictions on the businesses of the corporation or to any other provisions that are permitted by the CBCA to be set out in the Articles) Please specify.

The existing Schedule of Share Capital is hereby deleted in its entirety and replaced with the attached Schedule of Share Capital to allow for the following amendments to the Articles, pursuant to Sections
173(1)(d), (g) and (h) of the Canada Business Corporations Act:

a)        by changing all of the authorized Second Preferred Shares, of which there are no issued or outstanding shares, into First Preferred Shares;

b)        by redesignating the authorized First Preferred Shares as “Class A Preferred Shares”;

c)        by changing the maximum number of Class A Preferred Shares as set forth in the attached Schedule of Share Capital; and

d)        by changing the rights, privileges, restrictions and conditions presently attached to the Class A Preferred Shares to the rights, privileges, restrictions and conditions as set forth in the attached Schedule of Share Capital.

SCHEDULE OF SHARE CAPITAL

ENCANA CORPORATION

The Corporation is authorized to issue an unlimited number of Common Shares and a number of a class of preferred shares designated as Class A Preferred Shares, issuable in series (the “Class A Preferred Shares”), which shall be limited to a number equal to not more than twenty percent of the number of issued and outstanding Common Shares of the Corporation at the time of issuance of any such Class A Preferred Shares.

1.	The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a)

Payment of Dividends: The holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation (the “board”) out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b)

Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c)

Voting Rights: The holders of the Common Shares will be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to 1 vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation.

2.	The rights privileges, restrictions and conditions attaching to the Class A Preferred Shares are as follows:

(a)	Directors’ Authority to Issue in One or More Series: The board may issue the Class A Preferred Shares at any time and from time to time in one or more series.

(b)

Terms of Each Series: Before the first shares of a particular series are issued, the board shall, subject to the limitation on the number of Class A Preferred Shares to be issued as set forth above, fix the number of shares in such series and shall determine, subject to any limitations set forth in these provisions as more fully set forth below, the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including, without limitation, the rate and amount of any dividends to be declared (which may be cumulative or non-cumulative and variable or fixed), the method of calculating such dividends and whether such rate, amount or method of calculation shall be subject to change(s) or adjustment(s) in the future (and the terms of such change(s) or adjustment(s)), the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such dividends shall accrue, the terms of redemption and/or purchase for cancellation, including the redemption price and other terms and conditions of redemption and/or purchase for cancellation, the rights of retraction (if any) and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be provided to such holders in the future, the voting rights (if any, and subject to paragraph (k) below) and the conversion or exchange rights (if any) and restrictions on payment of dividends on any shares other than the Class A Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation and any sinking fund, purchase fund or other provisions attaching thereto.

(c)

First Shares of Each Series: Before the issue of the first shares of a series, the board shall send to the Director (as defined in the Canada Business Corporations Act) articles of amendment containing a description of such series including the designations, rights, privileges, restrictions and conditions determined by the board.

(d)

Ranking of Each Series of Class A Preferred Shares: No rights, privileges, restrictions or conditions attaching to a series of Class A Preferred Shares shall confer upon a series a priority over any other series of Class A Preferred Shares in respect of redemption, the payment of dividends, the return of capital or the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The Class A Preferred Shares of each series shall rank on parity with the Class A Preferred Shares of every other series with respect to priority in redemption, the payment of dividends, the return of capital and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

(e)

Priority: Each series of Class A Preferred Shares shall have priority over the Common Shares and any other class of shares of the Corporation ranking junior to the Class A Preferred Shares, and each series of Class A Preferred Shares shall rank on parity with every other series of Class A Preferred Shares, in each case with respect to redemption, the payment of dividends, the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

(f)

Other Preferences: The Class A Preferred Shares of any series may also be given such other preferences, not inconsistent with the provisions hereof, over the Common Shares and over any other class of shares of the Corporation ranking junior to the Class A Preferred Shares as may be determined by the board.

(g)

Payment of Dividends: The holders of each series of Class A Preferred Shares shall be entitled to receive dividends as and when declared by the board in respect of such series of Class A Preferred Shares.

(h)

Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation, if any cumulative dividends or amounts payable on a return of capital in respect of a series of Class A Preferred Shares are not paid in full, the Class A Preferred Shares of all series shall participate rateably in: (a) the amounts that would be payable on such shares if all such dividends were declared at or prior to such time and paid in full; and (b) the amounts that would be payable in respect of the return of capital as if all such amounts were paid in full; provided that if there are insufficient assets to satisfy all such claims, the claims of the holders of the Class A Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining shall be applied towards the payment and satisfaction of claims in respect of dividends. After payment to the holders of any series of Class A Preferred Shares of the amount so payable to such holders as herein provided, the holders of such series of Class A Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation.

(i)

Conversion Rights: No series of Class A Preferred Shares shall be convertible into Common Shares or any other class of shares of the Corporation but may be convertible into another series of Class A Preferred Shares.

(j)	Redemption: Each series of Class A Preferred Shares shall be redeemable by the Corporation on such terms as determined by the board.

(k)

Voting Rights: The holders of any series of Class A Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Shares or a series thereof) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation, unless the board shall determine otherwise, in which case voting rights shall only be provided in circumstances where the Corporation shall have failed to pay a certain number of dividends on such series of Class A Preferred Shares, which determination and number of dividends and any other terms in respect of such voting rights, shall be determined by the board and set forth in the designations, rights, privileges, restrictions and conditions of such series of Class A Preferred Shares.

(l)

Variation of Rights: The provisions of the Class A Preferred Shares and any series thereof may be amended or repealed at any time with such approval as may be required by law and, in the case of a series of Class A Preferred Shares, as may be required by such terms of such series as determined by the board.

APPENDIX B

SUMMARY OF THE PROCEDURE FOR EXERCISING THE RIGHT TO DISSENT

The following is a summary of the procedure for a shareholder to exercise its right to dissent as provided in Section 190 of the Canada Business Corporations Act.

A shareholder has a right to dissent under Section 190 of the Canada Business Corporations Act if the shareholder is opposed to the special resolution in respect of the amendment to the Company’s articles to reclassify its First Preferred Shares and Second Preferred Shares into a single class of preferred shares, and thereafter to amend the terms of such single class of preferred shares (the “Amending Resolution”). Any shareholder who dissents from the Amending Resolution in compliance with Section 190 of the Canada Business Corporations Act will be entitled, in the event that amendments to the Company’s Articles of Incorporation pursuant to the Amending Resolution become effective, to be paid by Encana the fair value of the Common Shares held by such Dissenting Shareholder.

Section 190 of the Canada Business Corporations Act provides that a dissenting shareholder may only make a claim under that section with respect to all of the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. One consequence of this provision is that a shareholder may exercise the right to dissent under Section 190 of the Canada Business Corporations Act only in respect of the Common Shares which are registered in that shareholder’s name. In many cases, Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (a) in the name of an intermediary that the Non-Registered Shareholder deals with in respect of the Common Shares (such as, among others, banks, trust companies, securities dealers and brokers, trustees or nominees); or (b) in the name of a clearing agency of which the intermediary is a participant.

Accordingly, a Non-Registered Shareholder will not be entitled to exercise the right to dissent under Section 190 of the Canada Business Corporations Act directly (unless the Common Shares are re-registered in the Non-Registered Shareholder’s name). A Non-Registered Shareholder who wishes to exercise the right to dissent should immediately contact the intermediary with which the Non-Registered Shareholder deals in respect of the Common Shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Shareholder’s behalf (which, if the Common Shares are registered in the name of the clearing agency, may require that the Common Shares first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the Common Shares in the name of the Non-Registered Shareholder, in which case the Non-Registered Shareholder would have to exercise the right to dissent directly.

A Registered Shareholder who wishes to exercise dissent rights (a “Dissenting Shareholder”) under Section 190 of the Canada Business Corporations Act must send to Encana a written objection to the Amending Resolution (the “Notice of Dissent”) (i) at its registered office at 4400, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6, Attention: Corporate Secretary or (ii) by facsimile transmission to (403) 645-4617, Attention: Corporate Secretary, to be received at or before the time fixed for the Meeting (namely, 10:00 a.m. (Calgary time) on May 12, 2015).

The sending of a Notice of Dissent does not deprive a shareholder of the shareholder’s right to vote on the Amending Resolution. However, the Canada Business Corporations Act provides, in effect, that a Registered Shareholder who has submitted a Notice of Dissent and who votes in favour of the Amending Resolution will no longer be considered a Dissenting Shareholder with respect to the Common Shares voted in favour of the Amending Resolution. The Canada Business Corporations Act does not provide, and Encana will not assume, that a proxy form submitted instructing the proxyholder to vote against the Amending Resolution, a vote against the Amending Resolution at the Meeting or an abstention constitutes a Notice of Dissent, but a Registered Shareholder need not vote its Common Shares against the Amending Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Amending Resolution does not constitute a Notice of Dissent. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Amending Resolution, should be validly revoked in order to prevent the proxyholder from voting such Common Shares in favour of the Amending Resolution and thereby causing the Registered Shareholder to forfeit the rights of dissent under Section 190 of the Canada Business Corporations Act.

Encana is required within 10 days after the shareholders adopt the Amending Resolution to send to each Dissenting Shareholder a notice that the Amending Resolution has been adopted. Such notice is not required to be sent to any shareholder who voted in favour of the Amending Resolution or who has withdrawn his or her Notice of Dissent.

A Dissenting Shareholder who has not withdrawn its Notice of Dissent at or before the time fixed for the Meeting must, within 20 days after receipt of the notice that the Amending Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after learning that the Amending Resolution has been adopted, send to Encana a written notice containing: (i) the Dissenting Shareholder’s name and address; (ii) the number of Common Shares in respect of which such Dissenting Shareholder dissents; and (iii) the demand for payment of the fair value of such Common Shares (such notice is hereinafter referred to as the “Demand for Payment”). Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send to Encana or its transfer agent, CST Trust Company (the “Transfer Agent”), certificates representing the Common Shares in respect of which he or she dissents. Encana or the Transfer Agent will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a dissenting shareholder and will forthwith return the share certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to make a Demand for Payment in the time required, or to send certificates representing the Common Shares in respect of which he or she dissents in the time required, has no right to make a claim under Section 190 of the Canada Business Corporations Act.

After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a shareholder of Encana, other than the right to be paid the fair value of the Common Shares in respect of which he or she dissents as determined by Section 190 of the Canada Business Corporations Act, unless: (i) the Dissenting Shareholder withdraws its Demand for Payment before Encana makes an Offer to Pay (as defined below); (ii) Encana fails to make an Offer to Pay (as defined below) in accordance with subsection 190(12) of the Canada Business Corporations Act and the Dissenting Shareholder withdraws the Demand for Payment; or (iii) the directors of Encana revoke the Amending Resolution, in which case the Dissenting Shareholder’s rights as a shareholder of Encana will be reinstated.

Encana is required, not later than seven days after the later of the date on which the amendment to Encana’s Articles of Incorporation approved by the Amending Resolution becomes effective (the “Effective Date”) or the date on which a Demand for Payment is received from a Dissenting Shareholder, send to each Dissenting Shareholder who has sent a Demand for Payment a written offer to pay for their Common Shares (the “Offer to Pay”) in an amount considered by the directors of Encana to be the fair value of the Common Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Encana must pay for the Common Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if Encana does not receive an acceptance within 30 days after the Offer to Pay has been made.

If Encana fails to make an Offer to Pay for a Dissenting Shareholder’s Common Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, Encana may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Common Shares of Dissenting Shareholders. If Encana fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. Any such application by Encana or a Dissenting Shareholder must be made to a court in Alberta or a court having jurisdiction in the place where the Dissenting Shareholder resides if Encana carries on business in that province.

Upon such application to a court, whether by Encana or a Dissenting Shareholder, Encana will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of the Dissenting Shareholder’s right to appear and be heard in person or by counsel. Further, upon such application to a court, all Dissenting Shareholders whose Common Shares have not been purchased by Encana will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any other person is a Dissenting Shareholder who should be joined as a party and the court will then fix a fair value for the Common Shares of all Dissenting Shareholders. Any resulting order of a court (the “Final Order”) will be rendered against Encana in favour of each Dissenting Shareholder for the amount of the fair value of its Common Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

Encana shall not make a payment to a Dissenting Shareholder under Section 190 of the Canada Business Corporations Act if there are reasonable grounds for believing that it is or would after such payment be unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the aggregate of its liabilities. In such event, Encana shall, within 10 days after the procurement of the Final Order, notify each Dissenting Shareholder that it is unable lawfully to pay the Dissenting Shareholder for its Common Shares, in which case the Dissenting Shareholder may, by written notice to Encana, within 30 days after receipt of such notice, withdraw such Dissenting Shareholder’s Notice of Dissent, in which case Encana is deemed to consent to such withdrawal and the holder is deemed to have participated in the Amending Resolution as a shareholder of Encana. If the Dissenting Shareholder does not withdraw its Notice of Dissent, such Dissenting Shareholder retains status as a claimant against Encana, to be paid as soon as Encana is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Encana but in priority to its shareholders.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Dissenting Shareholders who seek payment of the fair value of their Common Shares. Section 190 of the Canada Business Corporations Act requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder.

Shareholders considering exercising the right to dissent should specifically refer to Section 190 of the Canada Business Corporations Act, the text of which is set out in Appendix C, as failure to comply strictly with the provisions set forth therein may prejudice the shareholder’s right to dissent. It is suggested that a shareholder of Encana wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the Canada Business Corporations Act may result in the loss or unavailability of the right to dissent.

Certain Canadian Federal Income Tax Considerations

The following is, as of the date of this information circular, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (the “Tax Act”) to a shareholder who at all relevant times, for purposes of the Tax Act, validly exercises its right to dissent under the Canada Business Corporations Act, deals at arm’s length with and is not affiliated with Encana and holds its shares as capital property. Generally, the shares will be considered capital property to a person for purposes of the Tax Act provided that the person does not hold those shares in the course of carrying on a business and has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a shareholder: (i) that is a “financial institution” for the purposes of the “mark to market property” rules contained in the Tax Act; (ii) that is a “specified financial institution”; (iii) an interest in which is a “tax shelter investment”; (iv) whose “functional currency” for purposes of the Tax Act is the currency of a country other than Canada; or (v) that has entered into, or will enter into, a “derivative forward agreement” with respect to their shares, each as defined in the Tax Act. Such shareholders should consult their own tax advisors.

This summary is based on the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof by the Minister of Finance (Canada) (“Proposed Amendments”) and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in administrative or assessing practices or policies, whether by way of legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and neither is intended to be, nor should be construed to be, legal, tax or business advice to any particular shareholder. Consequently, shareholders should consult their own advisors regarding the tax consequences applicable to them in their particular circumstances. Shareholders who are resident in, or who otherwise are subject to tax in, jurisdictions other than Canada should consult their own advisors with respect to the tax implications applicable to them, including any filing requirements, in such jurisdictions.

Dissenting Resident Holders

The following summary applies to a shareholder who, for the purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada and validly exercises its right to dissent under the Canada Business Corporations Act (a “Dissenting Resident Holder”).

A Dissenting Resident Holder will be deemed to receive a taxable dividend equal to the amount, if any, by which the amount received (other than in respect of interest awarded by the court, if any) exceeds the paid-up capital in respect of the Dissenting Resident Holder’s shares (as determined under the Tax Act). Any such dividend will not be an eligible dividend for the purposes of the enhanced gross-up and dividend tax credit rules, because it will not be designated as such by Encana.

A Dissenting Resident Holder who is an individual will be required to include in income any deemed dividend and will be subject to the gross-up and dividend tax credit rules in the Tax Act applicable to taxable dividends received from taxable Canadian corporations. A Dissenting Resident Holder that is a corporation will be required to include in income any deemed dividend, but generally will be entitled to deduct an equivalent amount in computing its taxable income. However, in some circumstances, the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend under subsection 55(2) of the Tax Act. Dissenting Resident Holders that are corporations should consult their own tax advisors in this regard. A Dissenting Resident Holder that is a “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 33 1/3% on any dividends that it receives or is deemed to receive to the extent that such dividends are deductible in computing the Dissenting Resident Holder’s taxable income for the year.

In addition, a Dissenting Resident Holder will be considered to have disposed of its shares for proceeds of disposition equal to the amount paid to such Dissenting Resident Holder (less an amount in respect of interest awarded by the court, if any, and the amount of any deemed dividend). Such Dissenting Resident Holder will realize a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are exceeded by) the aggregate of the Dissenting Resident Holder’s adjusted cost base of the shares immediately before the disposition and any reasonable costs of disposition.

Generally, a Dissenting Resident Holder will be required to include in income one-half of the amount of any capital gain (a “taxable capital gain”) and will be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the year by such Dissenting Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against net taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act. In general, a capital loss otherwise arising on the disposition of a share by a Dissenting Resident Holder that is a corporation may be reduced by dividends previously received or deemed to have been received thereon. Similar rules may apply where a corporation is, directly or through a partnership or a trust, a member of a partnership or a beneficiary of a trust that owns shares. Dissenting Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Dissenting Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% on certain investment income including taxable capital gains.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax. Dissenting Resident Holders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Any interest awarded by the court to a Dissenting Resident Holder will be included in such Dissenting Resident Holder’s income for the purposes of the Tax Act.

Dissenting Non-Resident Holders

The following summary applies to a shareholder who, for the purposes of the Tax Act and at all relevant times, is (i) neither resident nor deemed to be resident in Canada; (ii) does not use or hold, and is not deemed to use or hold its shares in connection with a trade or business carried on in Canada; (iii) and is not an insurer who carries on business in Canada; and (iv) validly exercises its right to dissent under the Canada Business Corporations Act (a “Dissenting Non-Resident Holder”).

A Dissenting Non-Resident Holder will be deemed to receive a dividend equal to the amount, if any, by which the amount received (less an amount in respect of interest awarded by the court, if any) exceeds the paid-up capital in respect of the Dissenting Non-Resident Holder’s shares. The amount of the dividend will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and the Dissenting Non-Resident Holder’s country of residence.

In addition, a Dissenting Non-Resident Holder will be considered to have disposed of its shares for proceeds of disposition equal to the amount paid to such Dissenting Non-Resident Holder (less an amount in respect of interest awarded by the court, if any, and the amount of any deemed dividend). Such a Dissenting Non-Resident Holder will be subject to tax under the Tax Act on any gain if such shares constitute “taxable Canadian property” (as defined in the Tax Act), unless relief is provided under the provisions of an applicable income tax treaty or convention between Canada and the Dissenting Non-Resident Holder’s country of residence. The taxation of capital gains and losses realized by a Dissenting Non-Resident Holder is as described above under the heading “Dissenting Resident Holders”.

Provided that the Encana shares are listed on a designated stock exchange (as defined in the Tax Act, which includes the TSX) at the time of disposition, the Encana shares will generally not constitute “taxable Canadian property” to a Dissenting Non-Resident Holder, unless at any time during the sixty-month period immediately preceding the disposition of the Encana shares, (i) the Dissenting Non-Resident Holder, persons not dealing at arm’s length with such Dissenting Non-Resident Holder, partnerships in which the Dissenting Non-Resident Holder or any such non-arm’s length person holds a membership interest (directly or indirectly through one or more partnerships) or the Dissenting Non-Resident Holder together with all such persons or partnerships, owned 25 percent or more of the issued shares of any class or series of the capital stock of Encana; and (ii) more than 50 percent of the fair market value of the Encana shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” and options in respect of, interests in, or civil law rights in, such property, whether or not the property exists.

Any interest paid or deemed to be paid to a Dissenting Non-Resident Holder in respect of its shares, including interest awarded by the court, will not be subject to Canadian withholding tax.

APPENDIX C

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

(2)	A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1)	The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3)

In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)

A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6)

The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7)

A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

(8)

A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9)	A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10)

A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11)

On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)

the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

(12)

A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13)	Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14)

Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15)

Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16)

If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17)

An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18)	A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19)	On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20)

On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21)	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22)	The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23)

A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24)

If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25)	If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

APPENDIX D

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Encana is required to provide reserves data prepared in accordance with Canadian securities regulatory requirements, specifically National Instrument 51-101 (“NI 51-101”). As such, certain reserves and oil and gas information in accordance with Canadian disclosure requirements are contained in this Information Circular. Additionally, certain reserves and oil and gas information disclosure has been provided in accordance with U.S. disclosure requirements.

The practice of preparing production and reserve quantities data under Canadian NI 51-101 disclosure requirements differs from the U.S. reporting requirements. The primary differences between the two reporting requirements include:

¡	the Canadian standards require disclosure of proved and probable reserves; the U.S. standards require disclosure of only proved reserves;

¡	the Canadian standards require the use of forecast prices in the estimation of reserves; the U.S. standards require the use of 12-month average historical prices which are held constant;

¡	the Canadian standards require disclosure of reserves on a gross (before royalties) and net (after royalties) basis; the U.S. standards require disclosure on a net (after royalties) basis;

¡	the Canadian standards require disclosure of production on a gross (before royalties) basis; the U.S. standards require disclosure on a net (after royalties) basis;

¡	the Canadian standards require that reserves and other data be reported on a more granular product type basis than required by the U.S. standards, and

¡

the Canadian standards require that proved undeveloped reserves be reviewed annually for retention or reclassification if development has not proceeded as previously planned, while the U.S. standards specify a five-year limit after initial booking for the development of proved undeveloped reserves.

For additional information with respect to the differences between NI 51-101 requirements and U.S. requirements, please refer to Encana’s Annual Information Form dated March 3, 2015.

Certain natural gas volumes have been converted to barrels of oil equivalent (“BOE”) on the basis of six Mcf to one bbl. BOE may be misleading, particularly if used in isolation. A conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of natural gas as compared to oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

NON-GAAP MEASURES

Encana’s financial statements for the year ended December 31, 2014 are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). This Information Circular contains references that do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. Non-GAAP measures include Cash Flow; Free Cash Flow; Operating Earnings; Upstream Operating Cash Flow, excluding Hedging; Operating Netback; Net Debt; Debt to Debt Adjusted Cash Flow and Debt to Adjusted Capitalization.

Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

Free Cash Flow is a non-GAAP measure that Encana defines as Cash Flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

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Operating Earnings is a non-GAAP measure defined as Net Earnings Attributable to Common Shareholders excluding non-recurring or non-cash items that management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, non-operating foreign exchange gains/losses, gains/losses on divestitures, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.

Upstream Operating Cash Flow excluding Hedging is a non-GAAP measure that adjusts the Canadian and USA Operations revenues, net of royalties for production and mineral taxes, transportation and processing expense, operating expense and the impacts of realized hedging.

Operating Netback is a common metric used in the oil and gas industry to measure operating performance by product. Operating Netbacks are calculated by determining product revenues, net of royalties and deducting costs associated with delivering the product to market, including production and mineral taxes, transportation and processing expenses and operating expenses.

Net Debt is a non-GAAP measure defined as long-term debt, including current portion, less cash and cash equivalents.

Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength.

Debt to Adjusted Capitalization is a non-GAAP measure which adjusts capitalization for historical ceiling test impairments that were recorded as at December 31, 2011.

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APPENDIX E

BOARD OF DIRECTORS’ MANDATE

GENERAL

The fundamental responsibility of the Board of Directors is to appoint a competent senior management team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls.

SPECIFIC

Senior Management Responsibility

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Appoint the Chief Executive Officer (“CEO”) and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

¡	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of senior management’s responsibilities.

¡	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

¡	Establish limits of authority delegated to senior management.

Operational Effectiveness and Financial Reporting

¡	Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

¡	Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

¡	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

¡	Ensure that an adequate system of internal control exists.

¡	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation’s financial and other disclosure.

¡	Review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements.

¡	Approve annual operating and capital budgets.

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Review and consider for approval all amendments or departures proposed by senior management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

¡	Review operating and financial performance results relative to established strategy, budgets and objectives.

Ethics, Integrity and Corporate Responsibility

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Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

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Approve a Business Code of Conduct for directors, officers, employees, contractors and consultants and monitor compliance with the Business Code of Conduct and approve any waivers of the Business Code of Conduct for officers and directors.

¡	Approve a Corporate Responsibility Policy which outlines Encana’s commitment to conducting business ethically, legally and in a manner that is fiscally, environmentally and socially responsible.

Board Process/Effectiveness

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Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

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Engage in the process of determining Board member qualifications with the Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

¡	Approve the nomination of directors.

¡	Provide a comprehensive orientation to each new director.

¡	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

¡	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

¡	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

¡	Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

¡	Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

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Each member of the Board is expected to understand the nature and operations of the Corporation’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

¡	Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and senior management participation.

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In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By-Laws, Corporate Constitution, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

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Participate in Encana’s Dividend Reinvestment Plan (“DRIP”)!

Shareholders can automatically reinvest all or any portion of the cash dividends paid on their common shares in additional common shares through our DRIP, without paying any commissions, service charges or broker fees under the DRIP.

Commencing with the dividend payable on March 31, 2015, Encana’s Board of Directors has determined that all common shares distributed to participating shareholders pursuant to the DRIP will be issued from Encana’s treasury at a 2% discount to the average market price of the common shares (as defined in the DRIP) until further notice.

To enrol, shareholders who hold their shares directly (registered shareholders) should review the information and complete the Enrolment Form available on Encana’s website (see website address below).

Non-registered beneficial shareholders of Encana who hold their shares through an intermediary such as a broker, investment dealer, financial institution or other nominee should consult with that intermediary to determine the procedures for participation in the Encana DRIP. See the exception for U.S. beneficial shareholders noted under “Important Notice” below.

Shareholders who currently participate in the Encana DRIP do not need to do anything to continue to participate in the Encana DRIP.

Important notice to U.S. Beneficial Shareholders

U.S. beneficial shareholders, including those who have previously enrolled in the Encana DRIP, should contact their broker to determine if they can participate in the Encana DRIP.

Further information regarding the Encana DRIP, including the Enrolment Form is available at:

http://www.encana.com/investors/shareholder/dividend-reinvestment-plan.html